Form 40-F
period 2012-03-31
Just Energy Group Inc.
filed 2012-05-31
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

 [    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012	Commission File Number: 001-35400

JUST ENERGY GROUP INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4924 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6
(905) 795-4206
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
1090 Vermont Avenue N.W.
Washington DC 20005
(800) 927-9800

 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 139,348,926 Common Shares outstanding as at March 31, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	No

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act  of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (the "SEC") rules and forms. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2012 and have determined that such disclosure controls and procedures were effective as of March 31, 2012.  See "Management's Discussion and Analysis - Controls and Procedures" and "Management's Discussion and Analysis - Limitation on Scope of Design" included in Exhibit 1.2 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 31, 2012.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Michael Kirby an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethics

The Registrant’s board of directors has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.	Principal Accountant Fees and Services

See "Schedule “A” – Audit Committee Information Required in an AIF – External Auditor Service Fees (by Category)" in the Registrant’s Annual Information Form for the fiscal year ended March 31, 2012, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2012, all audit and non-audit services performed by Ernst & Young LLP were pre-approved by the audit committee of the Registrant.

I.	Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis – Contractual Obligations," included in Exhibit 1.2 to this Annual Report.

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Michael Kirby, Hugh Segal, Brian Smith and William Weld, all of whom are independent as such term is defined under the rules and regulations of the New York Stock Exchange ("NYSE").

L.	Critical Accounting Policies

See “Management’s Discussion and Analysis – Critical Accounting Estimates,” included in Exhibit 1.2 to this Annual Report.

M.	Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

N.	Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

O.	Corporate Governance Practices

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under the NYSE listing standards.  A summary of these differences can be found on the Registrant's website at www.justenergy.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended March 31, 2012

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2012

1.3	Audited Consolidated Financial Statements for the year ended March 31, 2012, prepared in accordance with international financial reporting standards including the report of the auditors thereon

23.1	Consent of Ernst & Young LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: May 31, 2012	By:	/s/ Beth Summers
		Name:	Beth Summers
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended March 31, 2012

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2012

1.3	Audited Consolidated Financial Statements for the year ended March 31, 2012, prepared in accordance with international financial reporting standards including the report of the auditors thereon

23.1	Consent of Ernst & Young LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002