Form 40-F/A
period 2012-03-31
Just Energy Group Inc.
filed 2012-06-26
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
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
____________________

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
Yes X	No __

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes __	No __

EXPLANATORY NOTICE TO READER

On May 31, 2012, Just Energy Group Inc. ("the Registrant") filed its annual report on Form 40-F for the year ended March 31, 2012 ("the Annual Report"). Subsequent to filing the Annual Report, the Registrant noted an omission in the Independent Auditors' Report, to be included in the Annual Report as part of Exhibit 1.3 – Audited Consolidated Financial Statements for the year ended March 31, 2012. Specifically, in the paragraphs of the Independent Auditors' Report called "Management's Responsibility for the Consolidated Financial Statements" and "Opinion", the Registrant's independent auditor noted that the consolidated financial statements were prepared in accordance with International Financial Reporting Standards without a reference to "as issued by International Accounting Standards Board". An amended version of the Independent Auditors' Report that adds such references is filed herewith, together with the Audited Consolidated Financial Statements for the year ended March 31, 2012 and a consent of Ernst & Young LLP, as well as certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this amendment shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1*	Annual Information Form for the year ended March 31, 2012

1.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2012

1.3**	Audited Consolidated Financial Statements for the year ended March 31, 2012, prepared in accordance with international financial reporting standards including the report of the auditors thereon

23.1**	Consent of Ernst & Young LLP

31.1**	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

________________
* Previously Filed
** Filed herewith

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Date: June 26, 2012	By:	/s/ Beth Summers
		Name:	Beth Summers
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1*	Annual Information Form for the year ended March 31, 2012

1.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2012

1.3**	Audited Consolidated Financial Statements for the year ended March 31, 2012, prepared in accordance with international financial reporting standards including the report of the auditors thereon

23.1**	Consent of Ernst & Young LLP

31.1**	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

________________
* Previously Filed
** Filed herewith