Form 40-F/A
period 2013-03-31
Just Energy Group Inc.
filed 2013-10-04
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Yes  ☐            No   ☐

Explanatory Note

On May 31, 2013, Just Energy Group Inc. (“the Registrant”) filed its annual report on Form 40-F for the fiscal year ended March 31, 2013 (the “Annual Report”). The Annual Report inadvertently omitted a consent of Grant Thornton LLP. The consent of Grant Thornton LLP is being filed herewith.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this amendment shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement therein not misleading.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1*	Annual Information Form for the year ended March 31, 2013

1.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2013

1.3*	Audited Consolidated Financial Statements for the year ended March 31, 2013, prepared in accordance with international financial reporting standards as issued by the international accounting standards board, including the report of the auditors thereon

23.1*	Consent of Ernst & Young LLP

23.2	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: October 4, 2013	By:	/s/ Beth Summers
Name: Beth Summers
Title: Chief Financial Officer

EXHIBIT INDEX

Number	Document
1.1*	Annual Information Form for the year ended March 31, 2013

1.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2013

1.3*	Audited Consolidated Financial Statements for the year ended March 31, 2013, prepared in accordance with international financial reporting standards as issued by the international accounting standards board, including the report of the auditors thereon

23.1*	Consent of Ernst & Young LLP

23.2	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed.