Form 40-F
period 2014-03-31
Just Energy Group Inc.
filed 2014-05-30
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

 [    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014	Commission File Number: 001-35400

JUST ENERGY GROUP INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4924 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6
(905) 795-4206
(Address and telephone number of Registrant's principal executive offices)

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

The Registrant had 143,751,476 Common Shares outstanding as at March 31, 2014

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

A.   Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act  of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC"). Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officers and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2014 and have determined that such disclosure controls and procedures were effective as of March 31, 2014.  See "Management's Discussion and Analysis – Disclosure Controls and Procedures," included in Exhibit 1.2 to this Annual Report.

B.   Management's Annual Report on Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant's financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant's Chief Executive Officers and Chief Financial Officer have assessed the effectiveness of the Registrant's internal control over financial reporting as at March 31, 2014 in accordance with the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Registrant's Chief Executive Officers and the Chief Financial Officer have determined that the Registrant's internal control over financial reporting was effective as of March 31, 2014. See "Management's Discussion and Analysis – Report of Management on Internal Control over Financial Reporting," included in Exhibit 1.2 to this Annual Report.

The Registrant's auditor has attested to management's internal control over financial reporting for the year ended March 31, 2014. The auditor's attestation report on management's assessment of the Registrant's internal control over financial reporting is included in Exhibit 1.3 to this Annual Report.

C.   Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP ("E&Y"), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2014.  For a copy of E&Y's report see Exhibit 1.3 to this Annual Report.

D.   Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.   Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 31, 2014.

F.   Audit Committee Financial Expert

The Registrant's board of directors has determined that Michael Kirby, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

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

G.   Code of Ethics

The Registrant's board of directors has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officers, Chief Financial Officer and other senior officers. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.   Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Principal Accountant Fees

See "Schedule "A" – Audit Committee Information Required in an AIF – External Auditor Service Fees" in the Registrant's Annual Information Form for the fiscal year ended March 31, 2014, which is filed as Exhibit 1.1 to this Annual Report.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2014, all audit and non-audit services performed by E&Y were pre-approved by the audit committee of the Registrant.

I.   Off-Balance Sheet Arrangements

The Registrant has issued letters of credit in accordance with its credit facility totaling $123.6 million to various counterparties, primarily utilities in the markets in which it operates as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, The Hanover Insurance Group and Charter Brokerage LLC, the Registrant has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2014 totalled $35.3 million. See "Management's Discussion and Analysis – Off Balance Sheet Items," included in Exhibit 1.2 to this Annual Report.

J.   Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis – Contractual Obligations," included in Exhibit 1.2 to this Annual Report.

K.   Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Michael Kirby, Hugh Segal, George Sladoje, Brett Perlman and William Weld, all of whom are independent as such term is defined under the rules and regulations of the New York Stock Exchange.

L.   Critical Accounting Policies

See "Management's Discussion and Analysis – Critical Accounting Estimates," included in Exhibit 1.2 to this Annual Report.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended March 31, 2014

1.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2014

1.3
Audited Consolidated Financial Statements for the year ended March 31, 2014, prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Ernst & Young LLP

31.1	Certification of the CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: May 30, 2014	By:	/s/ Beth Summers
		Name:	Beth Summers
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended March 31, 2014

1.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2014

1.3
Audited Consolidated Financial Statements for the year ended March 31, 2014, prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Ernst & Young LLP

31.1	Certification of the CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002