Form 40-F/A
period 2014-03-31
Just Energy Group Inc.
filed 2014-06-04
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________________________________
FORM 40-F/A
(Amendment No. 1)

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
_________________________________________________

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

Yes X	No _______

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes _______	No _______

Explanatory Note

On May 30, 2014, Just Energy Group Inc. ("the Registrant") filed its annual report on Form 40-F for the fiscal year ended March 31, 2014 (the "Annual Report"). The Annual Report inadvertently omitted the following reports: (i) Management's responsibility for financial reporting; (ii) Management's report on internal control over financial reporting; and (iii) Independent auditors' reports of registered public accounting firm, each dated May 14, 2014, to be included in the Annual Report as part of Exhibit 1.3 – Audited Consolidated Financial Statements for the year ended March 31, 2014. These reports are being filed herewith, together with the Audited Consolidated Financial Statements for the year ended March 31, 2014 and the consent of Ernst & Young LLP, as well as certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1*	Annual Information Form for the year ended March 31, 2014

1.2*	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2014

1.3**
Audited Consolidated Financial Statements for the year ended March 31, 2014, prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1**	Consent of Ernst & Young LLP

31.1**	Certification of the CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of the CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed ** Filed herewith

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: June 4, 2014	By:	/s/ Beth Summers
		Name:	Beth Summers
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1*	Annual Information Form for the year ended March 31, 2014

1.2*	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2014

1.3**
Audited Consolidated Financial Statements for the year ended March 31, 2014, prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1**	Consent of Ernst & Young LLP

31.1**	Certification of the CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of the CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed ** Filed herewith