Form 40-F
period 2016-03-31
Just Energy Group Inc.
filed 2016-06-02
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016	Commission File Number: 001-35400

JUST ENERGY GROUP INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4924 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

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

The Registrant had 147,183,778 Common Shares outstanding as at March 31, 2016

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

The Registrant's Chief Executive Officers and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2016 and have determined that such disclosure controls and procedures were effective as of March 31, 2016.  See "Management's Discussion and Analysis – Controls and Procedures," included in Exhibit 1.2 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant's financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant's Chief Executive Officers and Chief Financial Officer have assessed the effectiveness of the Registrant's internal control over financial reporting as at March 31, 2016 in accordance with the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Registrant's Chief Executive Officers and the Chief Financial Officer have determined that the Registrant's internal control over financial reporting was effective as of March 31, 2016. See "Management's Discussion and Analysis – Report of Management on Internal Control over Financial Reporting," included in Exhibit 1.2 to this Annual Report.

The Registrant's auditor has attested to management's internal control over financial reporting for the year ended March 31, 2016. The auditor's attestation report on management's assessment of the Registrant's internal control over financial reporting is included in Exhibit 1.3 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP ("E&Y"), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2016.  For a copy of E&Y's report see Exhibit 1.3 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 31, 2016.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. David Wagstaff, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the New York Stock Exchange.

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

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Principal Accountant Fees

See "Schedule "A" – Audit Committee Information Required in an AIF – External Auditor Service Fees" in the Registrant's Annual Information Form for the fiscal year ended March 31, 2016, which is filed as Exhibit 1.1 to this Annual Report.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2016, all audit and non-audit services performed by E&Y were pre-approved by the audit committee of the Registrant.

I.	Off-Balance Sheet Arrangements

The Registrant has issued letters of credit in accordance with its credit facility totalling $130.0 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, the Registrant has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2016 were $52.9 million.  See "Management's Discussion and Analysis – Off Balance Sheet Items," included in Exhibit 1.2 to this Annual Report.

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis – Contractual Obligations," included in Exhibit 1.2 to this Annual Report.

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Wagstaff, Sladoje, Hollands and Gahn, all of whom are independent as such term is defined under Rule 10A-3 of the Exchange Act and the rules and regulations of the New York Stock Exchange.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended March 31, 2016

1.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2016

1.3
Audited Consolidated Financial Statements for the year ended March 31, 2016, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

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

JUST ENERGY GROUP INC.

Dated: June 2, 2016	By:	/s/ Jonah T. Davids
		Name:	Jonah T. Davids
		Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended March 31, 2016

1.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2016

1.3
Audited Consolidated Financial Statements for the year ended March 31, 2016, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Ernst & Young LLP

31.1	Certification of the CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002