Form 40-F
period 2017-03-31
Just Energy Group Inc.
filed 2017-05-31
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017	Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada	4924	Not Applicable
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

6345 Dixie Road, Suite 200

Mississauga, Ontario, Canada L5T 2E6

(905) 670-4440

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

1090 Vermont Avenue N.W.

Washington DC 20005

(800) 927-9800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	New York Stock Exchange
8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	New York Stock Exchange

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

The Registrant had 147,031,538 Common Shares outstanding and 4,040,000 Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as at March 31, 2017

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐    No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

A.                                    Disclosure Controls and Procedures

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

The Registrant’s Chief Executive Officers and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2017 and have determined that such disclosure controls and procedures were effective as of March 31, 2017.

No changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this Annual Report on Form 40-F (this “Annual Report”) that have materially affected or are likely to materially affect the Registrant’s internal control over financial reporting.

The information provided under the heading “Management’s Discussion and Analysis — Controls and Procedures,” contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

B.                                    Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act).  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.  The Registrant’s Chief Executive Officers and Chief Financial Officer have assessed the effectiveness of the Registrant’s internal control over financial reporting as at March 31, 2017 in accordance with the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, the Registrant’s Chief Executive Officers and the Chief Financial Officer have determined that the Registrant’s internal control over financial reporting was effective as of March 31, 2017.

The information provided under the heading “Management’s Discussion and Analysis — Report of Management on Internal Control over Financial Reporting,” contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

The Registrant’s registered public accounting firm that audited the financial statements included in this Annual Report containing the disclosure required herein has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting for the year ended March 31, 2017.  The auditor’s attestation report on management’s assessment of the Registrant’s internal control over financial reporting is included in Exhibit 1.3 to this Annual Report.

C.                                    Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP (“E&Y”), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2017.  For a copy of E&Y’s report see Exhibit 1.3 to this Annual Report.

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

E.                                    Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended March 31, 2017.

F.                                     Audit Committee Financial Expert

The Registrant’s board of directors has determined that Mr. H. Clark Hollands, an individual serving on the audit committee of the Registrant’s board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the New York Stock Exchange.

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

G.                                   Code of Ethics

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all directors, officers and employees, including its principal executive officers, principal financial officer, principal accounting officer or controller and persons performing similar functions. The Code of Conduct is available on the Registrant’s internet website, www.justenergygroup.com, under the “Corporate Governance” tab and will be provided without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.                                   Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Principal Accountant Fees

The information provided under the heading “Schedule “A” — Audit Committee Information Required in an AIF — External Auditor Service Fees” in the Annual Information Form for the fiscal year ended March 31, 2017, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2017, all audit and non-audit services performed by E&Y were pre-approved by the audit committee of the Registrant.

The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained in the Annual Information Form for the year ended March 31, 2017, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

I.                                        Off-Balance Sheet Arrangements

The Registrant has issued letters of credit in accordance with its credit facility totaling $109.2 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company  and Charter Brokerage LLC, the Registrant has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets.  Total surety bonds issued as at March 31, 2017 were $55.9 million.

The information provided under the heading “Management’s Discussion and Analysis — Off Balance Sheet Items,” contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

J.                                      Tabular Disclosure of Contractual Obligations

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations,” contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

K.                                   Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act.  The audit committee is comprised of Messrs. Gahn, Hollands, Perlman and Sladoje, all of whom are independent as such term is defined under Rule 10A-3 of the Exchange Act and the rules and regulations of the New York Stock Exchange.

L.                                    Critical Accounting Policies

The information provided under the heading “Management’s Discussion and Analysis — Critical Accounting Estimates,” contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

M.                                 Interactive Data File

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

N.                                    Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

O.                                   Corporate Governance Practices

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under the NYSE listing standards.  A summary of these differences can be found on the Registrant’s website at www.justenergygroup.com.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended March 31, 2017

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017

1.3

Audited Consolidated Financial Statements for the year ended March 31, 2017, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

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

JUST ENERGY GROUP INC.

Dated: May 31, 2017	By:	/s/ Jonah T. Davids
		Name:	Jonah T. Davids
		Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended March 31, 2017

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2017

1.3

Audited Consolidated Financial Statements for the year ended March 31, 2017, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Ernst & Young LLP

31.1	Certification of the CEOs and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEOs and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002