Form 40-F
period 2018-03-31
Just Energy Group Inc.
filed 2018-06-01
CIK 1538789

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018	Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4924 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6
(905) 670-4440
(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company
1090 Vermont Avenue N.W.
Washington DC 20005
(800) 927-9800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Common Shares, No Par Value 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	Name of Each Exchange on Which Registered New York Stock Exchange New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 148,394,152 Common Shares outstanding and 4,323,300 Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as at March 31, 2018

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2018 and have determined that such disclosure controls and procedures were effective as of March 31, 2018.

No changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this Annual Report on Form 40-F (this “Annual Report”) that have materially affected or are likely to materially affect the Registrant’s internal control over financial reporting.

The information provided under the heading “Management's Discussion and Analysis – Controls and Procedures,” contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2018, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

B.	Management's Annual Report on Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant's financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant's Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Registrant's internal control over financial reporting as at March 31, 2018 in accordance with the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Registrant's Chief Executive Officer and the Chief Financial Officer have determined that the Registrant's internal control over financial reporting was effective as of March 31, 2018.

The information provided under the heading “Management's Discussion and Analysis – Controls and Procedures – Internal Control over Financial Reporting,” contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2018, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

The Registrant's registered public accounting firm that audited the financial statements included in this Annual Report containing the disclosure required herein has issued an attestation report on management's assessment of the Registrant’s internal control over financial reporting for the year ended March 31, 2018. The auditor's attestation report on management's assessment of the Registrant's internal control over financial reporting is included in Exhibit 1.3 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP (“E&Y”), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2018. For a copy of E&Y's report see Exhibit 1.3 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officer during the fiscal year ended March 31, 2018.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. H. Clark Hollands, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the New York Stock Exchange.

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

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The Code of Conduct is available on the Registrant’s internet website, www.justenergygroup.com, under the “Corporate Governance” tab and will be provided without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Principal Accountant Fees

The information provided under the heading “Schedule “A” – Audit Committee Information Required in an AIF – External Auditor Service Fees” in the Annual Information Form for the fiscal year ended March 31, 2018, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

2

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2018, all audit and non-audit services performed by E&Y were pre-approved by the audit committee of the Registrant.

The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained in the Annual Information Form for the year ended March 31, 2018, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

I.	Off-Balance Sheet Arrangements

The Registrant has issued letters of credit in accordance with its credit facility totaling $113.4. million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, the Registrant has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2018 were $56.5 million.

The information provided under the heading “Management's Discussion and Analysis – Off Balance Sheet Items,” contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2018, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

J.	Tabular Disclosure of Contractual Obligations

The information provided under the heading “Management's Discussion and Analysis – Contractual Obligations,” contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2018, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Gahn, Hollands, Ross and Weld, all of whom are independent as such term is defined under Rule 10A-3 of the Exchange Act and the rules and regulations of the New York Stock Exchange.

L.	Critical Accounting Policies

The information provided under the heading “Management's Discussion and Analysis – Critical Accounting Estimates,” contained in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2018, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

3

M.	Interactive Data File

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

N.	Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

O.	Corporate Governance Practices

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under the NYSE listing standards. A summary of these differences can be found on the Registrant's website at www.justenergygroup.com.

4

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1	Annual Information Form for the year ended March 31, 2018
1.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2018
1.3	Audited Consolidated Financial Statements for the year ended March 31, 2018, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon
23.1	Consent of Ernst & Young LLP
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: June 1, 2018	By:	/s/ Jonah T. Davids
		Name:	Jonah T. Davids
		Title:	Executive Vice President, General Counsel and Corporate Secretary