Form 40-F
period 2019-03-31
Just Energy Group Inc.
filed 2019-05-22
CIK 1538789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019	Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4924 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6
(905) 670-4440
(Address and telephone number of Registrant's principal executive offices)

Just Energy (U.S.) Corp.
5251 Westheimer Road, Suite 1000
Houston, Texas 77056
(855) 694-8529
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Common Shares, No Par Value 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	Trading Symbol(s) JE JE.PR.A	Name of Each Exchange on Which Registered New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
[X] Annual information form		[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 149,595,952 Common Shares outstanding and 4,662,165 Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as at March 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2019 and have determined that such disclosure controls and procedures were effective as of March 31, 2019.

As disclosed under the heading “Management’s Discussion and Analysis – Controls and Procedures,” contained in the Management’s Discussion and Analysis (the “MD&A”) for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report on Form 40-F (this “Annual Report”), in January 2019, the Registrant identified and remediated a deficiency in the design and operating effectiveness of certain internal controls related to the preparation, analysis and review of certain gross margin accounts in certain markets. Upon identification of the deficiency, the Registrant designed internal controls, including account reconciliations, to remediate the deficiency in design.  These new internal controls were effectively operated for the months ended February 28, 2019 and March 31, 2019, and the internal control deficiency is considered to be effectively remediated as at March 31, 2019. No other changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this Annual Report that have materially affected or are likely to materially affect the Registrant’s internal control over financial reporting.

The information provided under the heading “Management’s Discussion and Analysis – Controls and Procedures,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

B.	Management's Annual Report on Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant's financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant's Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Registrant's internal control over financial reporting as at March 31, 2019 in accordance with the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Registrant’s Chief Executive Officer and the Chief Financial Officer have determined that the Registrant’s internal control over financial reporting was effective as of March 31, 2019.

The information provided under the heading “Management’s Discussion and Analysis – Controls and Procedures – Internal Control over Financial Reporting,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

C.	Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP (“E&Y”), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2019. For a copy of E&Y's report see Exhibit 1.3 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, the Registrant identified and remediated a deficiency in the design and operating effectiveness of certain internal controls related to the preparation, analysis and review of certain gross margin accounts in certain markets. Upon identification of the deficiency, the Registrant designed internal controls, including account reconciliations, to remediate the deficiency in design. There have been no other changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officer during the fiscal year ended March 31, 2019.

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

H.	Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Principal Accountant Fees

The information provided under the heading “Schedule “A” – Audit Committee Information Required in an AIF – External Auditor Service Fees” in the Annual Information Form for the fiscal year ended March 31, 2019, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

2

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2019, all audit and non-audit services performed by E&Y were pre-approved by the audit committee of the Registrant.

The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained in the Annual Information Form for the year ended March 31, 2019, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

I.	Off-Balance Sheet Arrangements

The Registrant has issued letters of credit in accordance with its credit facility totaling $94.0 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, the Registrant has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2019 were $70.3 million.

The information provided under the heading “Management's Discussion and Analysis – Off Balance Sheet Items,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

J.	Tabular Disclosure of Contractual Obligations

The information provided under the heading “Management's Discussion and Analysis – Contractual Obligations,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Gahn, Hollands, Ross and Weld, all of whom are independent as such term is defined under Rule 10A-3 of the Exchange Act and the listing standards of the New York Stock Exchange.

L.	Critical Accounting Policies

The information provided under the heading “Management's Discussion and Analysis – Critical Accounting Estimates,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

3

M.	Interactive Data File

The Registrant has submitted to the SEC, included in Exhibit 101 to this Annual Report, an Interactive Data File.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1	Annual Information Form for the year ended March 31, 2019
1.2	Management's Discussion and Analysis for the year ended March 31, 2019
1.3	Audited Consolidated Financial Statements for the year ended March 31, 2019, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon
23.1	Consent of Ernst & Young LLP
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File

5

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: May 21, 2019	By:	/s/ Jim Brown
		Name:	Jim Brown
		Title:	Chief Financial Officer