Form 40-F/A
period 2019-03-31
Just Energy Group Inc.
filed 2019-06-03
CIK 1538789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                                  ☐

Explanatory Note

On May 22, 2019, Just Energy Group Inc. (the “Registrant”) filed its annual report on Form 40-F for the fiscal year ended March 31, 2019 (the “Annual Report”). The Annual Report inadvertently omitted the following reports: (i) Management's responsibility for financial reporting; (ii) Management's report on internal control over financial reporting; and (iii) Reports of independent registered public accounting firm, each dated May 15, 2019, to be included in the Annual Report as part of Exhibit 1.3 – Audited Consolidated Financial Statements for the year ended March 31, 2019. These reports are being filed herewith, together with the Audited Consolidated Financial Statements for the year ended March 31, 2019 and the consent of Ernst & Young LLP, as well as certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1*	Annual Information Form for the year ended March 31, 2019
1.2*	Management's Discussion and Analysis for the year ended March 31, 2019
1.3**	Audited Consolidated Financial Statements for the year ended March 31, 2019, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon
23.1**	Consent of Ernst & Young LLP
31.1**	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	Interactive Data File

* Previously filed

** Filed herewith

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: May 31, 2019	By:	/s/ Jim Brown
		Name:	Jim Brown
		Title:	Chief Financial Officer