Form 40-F/A
period 2019-03-31
Just Energy Group Inc.
filed 2019-08-19
CIK 1538789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada	4924	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

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

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

☐

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 40-F/A (“Amendment No. 2”) amends the Annual Report on Form 40-F filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on May 22, 2019, and Amendment No. 1 to the Annual Report on Form 40-F/A filed with the SEC on June 3, 2019 (collectively, the “Original Annual Report”) of Just Energy Group Inc. (the “Registrant”) for the year ended March 31, 2019, in order to (i) file amendments to (A) Management’s Discussion and Analysis for the year ended March 31, 2019 (the “MD&A”), and (B) Audited Consolidated Financial Statements for the year ended March 31, 2019; and (ii) amend and restate in its entirety the information set forth below under “A. Disclosure Controls and Procedures,” “B. Management's Annual Report on Internal Control Over Financial Reporting” and “D. Changes in Internal Control Over Financial Reporting.”

Other than as discussed above and included herein, all information in the Original Annual Report is unchanged and is not reproduced in this Amendment No. 2. This Amendment No. 2 does not reflect events occurring after the filing of the Original Annual Report or modify or update the disclosure contained in the Original Annual Report in any way other than as discussed above and included herein. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Annual Report. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Original Annual Report.

A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

As disclosed under the heading “Management’s Discussion and Analysis—Controls and Procedures,” contained in the MD&A, filed as Exhibit 1.2 to this Amendment No. 2, in January 2019, the Registrant identified and remediated a deficiency in the design and operating effectiveness of certain internal controls related to the preparation, analysis and review of certain gross margin accounts in certain markets. Upon identification of the deficiency, the Registrant designed internal controls, including account reconciliations, to remediate the deficiency in design.  These new internal controls were effectively operated for the months ended February 28, 2019 and March 31, 2019, and the internal control deficiency is considered to be effectively remediated as at March 31, 2019. No other changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this Annual Report that have materially affected or are likely to materially affect the Registrant’s internal control over financial reporting.

Subsequent to the issuance of the financial statements for the year ended March 31, 2019, management determined that the allowance for doubtful accounts was understated by $111.2 million. Management identified operational issues in customer enrollment and non-payment in the Texas residential market. Management has revisited the allowance for doubtful accounts and determined that additional reserves of $53.7 million were required at March 31, 2019. Management also identified operational and collection issues in the United Kingdom (U.K.) market and determined that additional reserves of $57.5 million were required at March 31, 2019. This Amendment No. 2 adjusts Other Operating Expense, loss for the year, and basic and diluted loss per share for the year ended March 31, 2019 on the Consolidated Statement of Income (Loss) and Consolidated Statement of Comprehensive Income (Loss) and trade and other receivables and accumulated deficit as at March 31, 2019 on the Consolidated Statement of Financial Position.

In connection with the filing of Amendment No. 2, as of the end of the Registrant’s year ended March 31, 2019, an internal re-evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under the Exchange Act. It was identified that during the quarters ended December 31, 2018, March 31, 2019 and June 30, 2019, management failed to effectively operate the control designed to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Company’s accounts receivable caused by operational enrollment deficiencies in the Texas market, and due to operational and accounts receivable non-collection issues in the U.K. market. The CEO and the CFO concluded that as a result of the material weakness in internal control over financial reporting, the Registrant’s design and operation of the Registrant’s disclosure controls and procedures were not effective at March 31, 2019 to ensure that the information required to be disclosed in the reports that the Registrant files with or submits to the Commission is recorded, processed, summarized and reported, within the required time periods.

The Registrant’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error may occur and not be detected.

The information provided under the heading “Management’s Discussion and Analysis – Controls and Procedures,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

B. Management's Annual Report on Internal Control Over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant's financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards.

In conjunction with the Original Annual Report, an internal evaluation was carried out by management under the supervision and with the participation of the CEO and the CFO of the effectiveness of our internal controls over financial reporting (“ICFR”) as of March 31, 2019. The assessment was based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). It was initially determined that there were no changes in the Registrant’s ICFR during the year ended March 31, 2019 that materially affected, or were considered reasonably likely to materially affect, the Registrant’s ICFR. Based on that evaluation, management concluded that our ICFR was effective as of March 31, 2019.

However, management subsequently determined that a restatement of its previously issued audited consolidated financial statements for the year ended March 31, 2019 was necessary. In conjunction with the restatement described above, the Registrant’s management has identified a material weakness in ICFR as at March 31, 2019. Management failed to effectively operate a control to capture appropriate expected credit losses to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market due to insufficient analysis of available information. This material weakness has resulted in the restatement of certain items as described in the Explanatory Note above. Management has re-assessed the effectiveness of the Registrant’s ICFR reporting using the COSO framework and, based on this re-evaluation, management concluded that the Registrant’s ICFR was not effective as at March 31, 2019. Since identifying this matter, the Registrant established numerous operational and financial reporting control changes throughout the organization and took significant actions to reinforce the importance of a strong control environment, including engaging third parties to advise the Registrant regarding this material weakness and other steps designed to strengthen and enhance the control culture.

The information provided under the heading “Management’s Discussion and Analysis—Controls and Procedures— Internal Control over Financial Reporting,” contained in the MD&A for the year ended March 31, 2019, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, the Registrant identified and remediated a deficiency in the design and operating effectiveness of certain internal controls related to the preparation, analysis and review of certain gross margin accounts in certain markets. Upon identification of the deficiency, the Registrant designed internal controls, including account reconciliations, to remediate the deficiency in design. Other than as set forth herein, there have been no other changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The information set forth above under “B. Management's Annual Report on Internal Control Over Financial Reporting” is incorporated by reference into this “D. Changes in Internal Control Over Financial Reporting.”

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1*	Annual Information Form for the year ended March 31, 2019
1.2**	Management's Discussion and Analysis for the year ended March 31, 2019
1.3**	Audited Consolidated Financial Statements for the year ended March 31, 2019, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon
23.1**	Consent of Ernst & Young LLP
31.1**	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101**	Interactive Data File
* **	As previously filed Filed herewith

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: August 14, 2019	By:	/s/ Jim Brown
	Name:	Jim Brown
	Title:	Chief Financial Officer