Form 40-F/A
period 2019-03-31
Just Energy Group Inc.
filed 2019-08-20
CIK 1538789

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 40-F/A

(Amendment No. 3)

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

On May 22, 2019, Just Energy Group Inc. (the “Registrant”) filed its annual report on Form 40-F for the fiscal year ended March 31, 2019 (the “Original Annual Report”). On June 3, 2019, the Registrant filed Amendment No. 1 to the Annual Report (“Amendment No. 1”). On August 19, 2019, the Registrant filed Amendment No. 2 to the Annual Report (“Amendment No. 2”). This Amendment No. 3 to the Annual Report (“Amendment No. 3,” and together with the Original Annual Report, Amendment No. 1 and Amendment No. 2, the “Annual Report”) is being filed solely to correct an inadvertent typographical error contained in the Report of Independent Registered Public Accounting Firm in Exhibit 1.3 to Amendment No. 2, together with the consent of Ernst & Young LLP, as well as certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Amendment No. 3 does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this Amendment No. 3 shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement therein not misleading.

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

2

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: August 20, 2019	By:	/s/ Jim Brown
Name: Jim Brown
Title: Chief Financial Officer