Form 40-F
period 2020-03-31
Just Energy Group Inc.
filed 2020-07-09
CIK 1538789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020	Commission File Number: 001-35400

JUST ENERGY GROUP INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4924 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
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

The Registrant had 151,614,238 Common Shares outstanding and 4,662,165 Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 31, 2020.

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

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

A.                  Principal Documents

The following documents (the “Incorporated Documents”) are incorporated by reference in this Annual Report on Form 40-F (this “Annual Report”) of Just Energy Group Inc. (“Just Energy” or the “Registrant”):

•	Annual Information Form for the year ended March 31, 2020 (“AIF”), which is attached hereto as Exhibit 1.1.

•	Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2020, which is attached hereto as Exhibit 1.2.

•	Audited Consolidated Financial Statements for the year ended March 31, 2020, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon, which is attached hereto as Exhibit 1.3.

B.                  Cautionary Note Regarding Forward-Looking Statements

This Annual Report, including the Incorporated Documents, may contain forward-looking statements and information, including statements and information regarding: guidance for Base EBITDA for the fiscal year ending March 31, 2020; the ability of the Registrant to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Registrant’s current fiscal year; the Registrant’s ability to identify further opportunities to improve its cost structure; discussions with lenders; the impact of the COVID-19 pandemic; the Registrant’s transition from a RCE (defined in the MD&A) growth focus; improvement in the Registrant’s expected credit loss experience; the Registrant’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Registrant of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Registrant in remediating the material weaknesses in the Registrant’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Registrant’s business, operations and sales, including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of the COVID-19 pandemic and related adverse effects on the economies and financial markets of countries in which the Registrant operates, the ability of the Registrant to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the Registrant’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in the AIF and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

C.                  Disclosure Controls and Procedures

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) of Just Energy have designed, or caused to be designed under their supervision, the Registrant’s disclosure controls and procedures, which provide reasonable assurance that: (i) material information relating to the Registrant is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Registrant in its annual and interim filings or other reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the Exchange Act. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Registrant’s Internal Control over Financial Reporting (“ICFR”) in connection with the Registrant’s financial year-end, it was concluded that because of the material weakness described below, the Registrant’s disclosure controls and procedures were not effective.

D.                  Management’s Annual Report on Internal Control Over Financial Reporting

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Registrant’s ICFR, the effectiveness of the design and operation of which has been evaluated by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Based on that evaluation, the CEO and CFO concluded that because of the material weakness described below, the Registrant’s ICFR was not effective.

Identification of material weaknesses in reconciliation and estimation of certain balance sheet accounts

During the quarter ended March 31, 2020, and following Just Energy’s discovery of certain historical errors related to the Registrant’s cost of sales and trade accounts payable and other captions within the Registrant’s Consolidated Financial Statements for the year ended March 31, 2019 and other historical periods, in accordance with the internal control reporting requirements, management completed an assessment of the effectiveness of the Registrant’s ICFR as at March 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a “material weakness” as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management’s evaluation of the Registrant’s ICFR identified material weaknesses resulting from several design and operational control deficiencies within the system of internal control that allowed these errors to manifest and the failure to detect them for an extended period of time:

Control activities and monitoring

The Registrant did not design or maintain effective control activities and monitoring activities over the following:

The Registrant did not design an effective control activity regarding Just Energy’s reconciliation and estimation procedures as disclosed within the restatement tables of Note 5 of the consolidated financial statements for the year ended March 31, 2020. Specifically, the Registrant did not establish, to an appropriate degree of precision, a control to identify material misstatements regarding differences between commodity suppliers’ payables and accruals initial estimates and final costs incurred, including establishing lookback procedures related to such estimates. Further, the Registrant did not design, to an appropriate degree of precision, a control to fully reconcile certain of the trade accounts payable and other accounts, which also included certain reclassifications to other balance sheet accounts. The Registrant did not maintain monitoring of the design of certain aspects of the financial statement close process. Specifically, both the finance and operations teams did not coordinate activities to explain certain balance sheet reconciliations. Additionally, the Registrant did not design effective controls to prevent or detect misstatements during the operation of the financial statement close process, including finalization of the trial balance to the preparation of financial statements in fiscal 2020 and previous periods. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified material weaknesses for the year ended March 31, 2020.

Remediation of material weaknesses in ICFR

Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster improvement in the Registrant’s internal controls. These remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment.

While performing year-end close procedures for fiscal 2020, the Registrant engaged third parties to assist the Registrant in addressing the identified material weaknesses and made operational and financial reporting control changes throughout the organization. Management is enhancing its system of internal control methodology to foster a stronger interaction between the Registrant’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Registrant has deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations within the Registrant.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, control consciousness and to fostering a strong control environment. The Registrant hired a full-time chief accounting officer and a full-time controller, both with expertise in finance and accounting within the retail energy sector. The remediation of these material weaknesses is ongoing, as not enough time has elapsed in order to conclude that the remediation efforts are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts the Registrant has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Registrant’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving Just Energy’s stated goals under all potential future conditions.

Identification and remediation of previously identified material weakness within fiscal 2020

During the quarters ended December 31, 2018, March 31, 2019 and June 30, 2019, management failed to effectively operate the control designed to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Registrant’s accounts receivable caused by operational enrolment deficiencies in the Texas market, and due to operational and accounts receivable non-collection issues in the U.K. market.

On July 23, 2019, the Registrant announced operational measures implemented in the Texas residential market to address identified customer enrolment issues arising during prior periods that led to additional overdue accounts being identified during the quarter ended June 30, 2019 that were impaired. Management identified these issues through operating controls related to the expected credit loss calculation.

Management identified an impairment of certain accounts receivable within the Texas residential markets of $58.6 million at June 30, 2019, of which $34.5 million relates to the quarter ended December 31, 2018, $19.2 million relates to the quarter ended March 31, 2019 and $4.9 million relates to the quarter ended June 30, 2019.

During the operation of the same control that identified the Texas enrollment and collections impairment at June 30, 2019, the Registrant determined the allowance for doubtful accounts related to the U.K. receivables required an adjustment of $74.1 million at June 30, 2019, of which $40.1 million relates to the quarter ended December 31, 2018, $17.4 million relates to the quarter ended March 31, 2019 and $16.6 million relates to the quarter ended June 30, 2019.

During the quarter ended June 30, 2019, the Registrant made operational and financial reporting control changes throughout the organization and engaged third parties to advise the Registrant regarding this material weakness. Due to the aforementioned adjustments, management identified a material weakness after issuing the financial statements for the year ended March 31, 2019.

Management enhanced its methodology that quantifies and contemplates the aging profile of receivables, and recent collection history, in a more disaggregated manner than the model utilized in previous periods and trained the finance team in the use of the enhanced model. Management also installed more granular operational controls to more timely monitor emerging bad debt issues. As at March 31, 2020, management has concluded it has completed remediation efforts of this material weakness.

Changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal year that materially affected, or are reasonably likely to materially affect, ICFR.

Inherent Limitations

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Registrant’s disclosure control and procedure objectives are met.

E.                  Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP (“E&Y”), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2020. For a copy of E&Y’s report, see Exhibit 1.3 to this Annual Report.

F.                   Changes in Internal Control Over Financial Reporting

As described above under “D. Management’s Annual Report on Internal Control Over Financial Reporting,” management identified material weaknesses, as described therein. Other than as set forth under “D. Management’s Annual Report on Internal Control Over Financial Reporting,” there were no changes in ICFR during the last fiscal year that materially affected, or are reasonably likely to materially affect, ICFR.

The information set forth above under “D. Management’s Annual Report on Internal Control Over Financial Reporting” is incorporated by reference into this “F. Changes in Internal Control Over Financial Reporting.”

G.                 Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officer during the fiscal year ended March 31, 2020.

H.                 Audit Committee Financial Expert

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

I.                    Code of Ethics

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

J.                   Principal Accountant Fees and Services and Audit Committee Pre-Approval Policies

Principal Accountant Fees and Services

The information provided under the heading “Schedule “A”—Form 52-110F1—Audit Committee Information Required in an AIF” in the AIF, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended March 31, 2020, all audit and non-audit services performed by E&Y were pre-approved by the audit committee of the Registrant.

The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained in the AIF, filed as Exhibit 1.1 to this Annual Report, is incorporated herein by reference.

K.                 Off-Balance Sheet Arrangements

The Registrant has issued letters of credit in accordance with its credit facility totaling $72.5 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, the Registrant has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2020 were $63.4 million.

The information provided under the heading “Management’s Discussion and Analysis—Off balance sheet items,” contained in the MD&A for the year ended March 31, 2020, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

L.                  Tabular Disclosure of Contractual Obligations

The information provided under the heading “Management’s Discussion and Analysis—Contractual obligations,” contained in the MD&A for the year ended March 31, 2020, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

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

N.                  Critical Accounting Policies

The information provided under the heading “Management’s Discussion and Analysis—Critical Accounting Estimates,” contained in the MD&A for the year ended March 31, 2020, filed as Exhibit 1.2 to this Annual Report, is incorporated herein by reference.

O.                 Interactive Data File

The Registrant has submitted to the SEC, included in Exhibit 101 to this Annual Report, an Interactive Data File.

P.                   Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Q.                 Corporate Governance Practices

There are certain differences between the corporate governance practices applicable to the Registrant under Canadian laws and the listing standards of the Toronto Stock Exchange, and those applicable to U.S. companies under the New York Stock Exchange listing standards. A summary of these differences can be found on the Registrant’s website at www.justenergygroup.com under “Investor Relations—Corporate Governance Overview.”

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document
1.1	Annual Information Form for the year ended March 31, 2020.
1.2	Management’s Discussion and Analysis for the year ended March 31, 2020.
1.3	Audited Consolidated Financial Statements for the year ended March 31, 2020, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the auditors thereon.
23.1	Consent of Ernst & Young LLP.
31.1	Certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Dated: July 9, 2020	By:	/s/ Jim Brown
Name: Jim Brown
Title: Chief Financial Officer