Form 20-F
period 2021-03-31
Just Energy Group Inc.
filed 2021-06-28
CIK 1538789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2021

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                          to

or

☐ Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-35400

Just Energy Group Inc.

(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
(Address of principal executive offices)

Michael Carter
Tel: 713-544-8191
Fax: 713-850-6798
Just Energy (U.S.) Corp.
5251 Westheimer Road, Suite 1000
Houston, Texas 77056
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	OTC Pink Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding, as of March 31, 2021: 48,078,637

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

i

GENERAL INFORMATION

Unless otherwise indicated, all references in this Annual Report on Form 20-F (this “Annual Report”) to “Just Energy,” “we,” “our,” “us,” the “Company” or similar terms refer to Just Energy Group Inc. and its consolidated subsidiaries. We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” and “USD” mean U.S. dollars.

This Annual Report contains our audited consolidated statements of financial position for the years ended March 31, 2021 and March 31, 2020, the related consolidated statements of loss, consolidated statements of comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ deficit, for each of the three years in the period ended March 31, 2021 and related notes (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report may contain forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “estimate,” “intend,” “continue,” “could,” “believe,” “may,” “will,” or similar expressions help identify forward-looking statements. Certain forward-looking statements in this Annual Report include statements with respect to the implementation of Texas House Bill 4492 (“HB 4492”) by the Public Utility Commission of Texas (the “Commission”), the establishment of financing mechanisms for the payment of the (i) ancillary service charges above US $9,000/MWh during the extreme weather event in Texas in February 2021 (the “Weather Event”); (ii) reliability deployment price adders charged by the Electric Reliability Council of Texas, Inc. (“ERCOT”) during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”) incurred by load-serving entities, and whether the Company may ultimately recover any amount of Costs. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the Commission deciding against establishing financing mechanisms to recover the Costs, Just Energy failing to meet the requirements under any rules established by the Commission with respect to financing mechanisms to recover the Costs, and any litigation with respect to the financing mechanism established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) proceedings with respect to the Company and similar legislation in the United States; the impact of any recovery of the Costs on the Company and/or its proceedings under CCAA and similar United States legislation; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be yet unknown and other risks, currently regarded as immaterial, could turn out to be material. If any of the identified risks were to materialize, it could have a material adverse effect on Just Energy’s business, operations, financial condition, operating results, cash flow and liquidity.

On March 9, 2021, the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) issued an order (the “Initial Order”) providing the Company protection under the Companies’ Creditors Protection Act (Canada) (“CCAA”). On the same date, the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) issued an order under Chapter 15 of the United States Bankruptcy Code (the “Chapter 15 Order” and together with the Initial Order and subsequent orders issued pursuant to the CCAA proceedings, the “Court Orders”) recognizing the protection granted via the Initial Order so that the CCAA protections also apply to the Company’s assets and creditors located in the United States. As a result of the foregoing, many of the risks and uncertainties listed below must be read taking this particular context into consideration. While the Company endeavors to emerge from the CCAA process with an arrangement satisfactory to its stakeholders, there is no guarantee that any such outcome will occur. Further information regarding the CCAA proceedings is available at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling 416-649-8127 or 844-669-6340 or by email at justenergy@fticonsulting.com.

The common shares, no par value, of the Company (the “Common Shares”) were halted from trading on the Toronto Stock Exchange (“TSX”) on March 9, 2021 and the Company was delisted from the TSX on June 3, 2021. The Company has listed its Common Shares on the TSX Venture Exchange (“TSX-V”) as of June 4, 2021 under the symbol “JE”. In addition, the Company was delisted from the New York Stock Exchange (“NYSE”) on March 22, 2021 and was listed on the OTC Pink Market (“OTC”) under the symbol “JENGQ” on March 23, 2021.

Risks Related to COVID-19

The COVID-19 pandemic has had and could continue to have a material adverse impact on the Company’s business, financial condition, cash flow and operating results.

COVID-19 has had and could continue to have a material adverse impact on the Company’s business, including its financial condition, cash flow and operating results. COVID-19 was first reported in December 2019 and has since spread to over 200 countries and territories. In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. The resulting emergency measures enacted by governments in Canada, the United States and around the world, caused material disruption to many businesses and the economies in Canada and the United States. As the pandemic and responses to it continue, the Company may experience further disruptions to commodities markets, supply chains and the health, availability and efficiency of the Company’s workforce, which could adversely affect its ability to conduct its business and operations and limit the Company’s ability to execute its business plan. Both the outbreak of the disease and measures taken to slow its spread have created significant uncertainty and economic volatility and disruption, which have impacted and may continue to impact the Company’s business, financial condition, cash flow and operating results.

Mandatory civilian lockdowns or emergency orders, including with respect to COVID-19, may have a material adverse impact on the Company’s business, financial condition, cash flow and liquidity.

Just Energy’s sales channels may require face-to-face interaction with customers, sales brokers or agents. These sales channels may be impacted during mandatory civilian lockdown or emergency orders passed by regulatory bodies, including those implemented as a result of COVID-19. In addition, the emergency orders may also result in temporary closures of commercial customers’ sites. This may result in an unplanned interruption in Just Energy’s business operations.

In addition, should the lockdowns as a result of the COVID-19 pandemic be reinstated or continue longer than anticipated, the resulting market-wide economic impact may have a significant financial impact on Just Energy and trigger other material risks such as customer credit risks, supplier failures, liquidity risks and market-wide impact on the retail energy industry as well as capital markets. The occurrence of any of the foregoing may have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Public health crises, such as COVID-19, may have a material adverse impact on the Company’s operations.

Just Energy’s business, operations, financial condition and operating results could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of the COVID-19. Such public health crises can result in operational and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labor shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

Just Energy may experience business and operational interruptions relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on the business, financial condition, operating results and the market for the securities.

In addition, Just Energy has certain back-office operations conducted by its affiliate located in India. The COVID-19 pandemic in India and resulting government measures have impacted Just Energy’s business and operations and may have a material adverse impact on the Company’s business if such operations are unable to run at full capacity.

Risks Related to the Company’s Business

The Company’s business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

Just Energy’s business is subject to extensive Canadian and U.S. federal, state and local laws and foreign and provincial laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause the Company to incur significant additional costs, reduce the Company’s ability to hedge exposure or to sell retail power or natural gas within certain states and provinces or to certain classes of retail customers, or restrict the Company’s marketing practices, its ability to pass through costs to retail customers, or its ability to compete on favorable terms with competitors, including the incumbent utility. Retail energy competition is regulated on a state-by-state or at the province-by-province level and is highly dependent on state and provincial laws, regulations and policies, which could change at any moment. Failure to comply with such requirements could result in the loss of license, exit from the market, shutdown, the imposition of liens, fines, and/or civil or criminal liability.

The regulatory environment has undergone significant changes in the last several years due to state, provincial and federal policies affecting wholesale and retail competition and the creation of incentives for the addition of large amounts of new renewable generation. For example, changes to, or development of, legislation that requires the use of clean renewable and alternate fuel sources or mandate the implementation of energy conservation programs that require the implementation of new technologies, could increase the Company’s cost to serve and/or impact the Company’s financial condition. Additionally, in some retail energy markets, state legislators, government agencies and other interested parties have made proposals to change the use of market-based pricing, re-regulate areas of these markets that have previously been competitive, or permit electricity delivery companies to construct or acquire generating facilities. Other proposals to re-regulate the retail energy industry may be made, and legislative or other actions affecting electricity and natural gas deregulation or restructuring process may be delayed, discontinued or reversed in states in which we currently operate or may in the future operate. If such changes were to be enacted by a regulatory body, we may lose customers, incur higher costs and/or find it more difficult to acquire new customers. These changes are ongoing, and we cannot predict the future design of the retail markets or the ultimate effect that the changing regulatory environment will have on our business.

The Company’s retail operations are subject to significant competition from other retail energy providers (“REPs”) and changes in customer behavior or preferences, which could result in a loss of existing customers and the inability to attract new customers.

Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behavior. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse effect on Just Energy’s business, financial condition, operating results, cash flow, liquidity and prospects.

Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy, including in Texas and Alberta. In addition, if the Company changes the criteria for assessing the creditworthiness of its customers, any such change could result in increased customer credit risk for Just Energy. If a significant number of direct bill customers were to default on their payments, including as a result of any changes to the Company’s criteria for assessing customer creditworthiness or the impact of COVID-19, it could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy.

For other customers, the Local Distribution Companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future or that current rates charged by LDCs will remain at the same level, which would mean that Just Energy may have to accept additional customer credit risk.

The Company is exposed to the risk of fraud, misconduct and other deceptive practices that could be committed by our customers, employees or other third parties engaged by us, including but not limited to fraudulent customer enrolments and invalid brokerage relationships. It is not always possible to deter fraud, misconduct or other deceptive practices and the Company’s systems that are in place to prevent and detect such activity may not be effective in all circumstances. Instances of fraud, misconduct or other deceptive practices could lead to, among other things, increased bad debts and/or payment of improper commissions by the Company, and generally could harm Just Energy’s reputation. Any fraud, misconduct or other deceptive practices that are perpetrated against the Company could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy.

A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing Just Energy’s market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy’s growth and retention.

Just Energy’s residential customers are generally acquired through the use of digital marketing, retail stores, inbound telemarketing and door-to-door sales. Commercial customers are primarily solicited through commercial brokers and independent sales agents. Just Energy’s ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. In addition, a number of Just Energy’s sales channels were closed or otherwise limited in operations as a result of government initiatives mandated due to COVID-19. Further, if Just Energy’s services are not attractive to, or do not generate sufficient revenue for commercial brokers, retail stores and sales partners, or if Just Energy’s sales channels continue to be adversely impacted by COVID-19 or the CCAA proceedings, Just Energy may lose these existing relationships, which would have a material adverse effect on the business, revenues, financial condition and operating results of Just Energy.

Just Energy’s profitability and growth depends upon its customers’ broad acceptance of energy retailers and their products. There is no assurance that customers will widely accept Just Energy or its retail energy and value-added products. The acceptance of Just Energy’s products may be adversely affected by Just Energy’s ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavorable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy’s acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy’s business, financial condition and operating results.

The operation of the Company’s businesses is subject to cyber-based security and integrity risk. Attacks on the Company’s infrastructure that breach cyber/data security measures could expose the Company to significant liabilities, reputational damage, regulatory action, and disrupt business operations, which could have a material adverse effect on the Company’s business, operations, financial condition and operating results.

Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, and Social Security Numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a material adverse impact to the Company’s reputation and customer relations should such private information be compromised due to a cyber-attack on Just Energy’s information technology systems.

Just Energy’s vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy. These systems may be prone to cyber-attacks, which could result in market disruption and impact Just Energy’s business, operations, financial condition, operating results and cash flow.

Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. For example, on January 1, 2020, the California Consumer Privacy Act broadly expanded the rights of California consumers and requires companies that are subject to such legislation to be significantly more transparent about how they collect, use and disclose personal information. Any failure by Just Energy to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by customers. There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have a material adverse effect on Just Energy’s business, operations, financial condition and operating results.

The operation of Just Energy’s businesses relies on information technology systems and third party service providers. Failure of information technology systems or by third-party service providers could have a material adverse impact on Just Energy’s business, operations, financial condition and cash flows.

Just Energy relies on information technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. The partial or total failure of any these systems could have a material adverse effect on Just Energy’s business, operations, financial condition or operating results or cause Just Energy to fail to meet its reporting obligations.

Just Energy has outsourcing arrangements to support its call center’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that could adversely impact Just Energy’s business, operations, customer retention and aggregation and cash flows.

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive, which could have a material adverse effect on Just Energy’s business, operations, financial condition and cash flows.

The Company’s retail operations rely on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, the Company’s customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material adverse effect on the Company’s business and operations.

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, work stoppage due to the COVID-19 pandemic, cyber-attack or otherwise could result in counterparties’ default and, thereafter, Just Energy enacting the force majeure clauses of its contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Additionally, any disruptions to Just Energy’s operations or sales offices may also have a significant impact on Just Energy’s business, financial condition, operating results, cash flow and liquidity.

Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss in whole or in part. In particular, the extent to which COVID-19 impacts the Company’s business and operations, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak; the actions taken to contain or treat the COVID-19 outbreak and the extent of the Company’s insurance coverage for any impact that the pandemic may have on the Company’s business and operations.

The occurrence of any of the foregoing could have a material adverse effect on the Company’s business and operations.

Risks Related to Market Volatility

The trading price of the Common Shares has in the past been, and may in the future be, subject to significant fluctuations.

Prior to March 9, 2021, Just Energy’s Common Shares traded on the TSX and the NYSE. Following the CCAA filing by Just Energy, the TSX and NYSE halted trading of the Common Shares on the respective exchanges and commenced delisting proceedings. On March 16, 2021, Just Energy announced that it would voluntarily delist from the TSX and that it planned to be listed on the TSX-V. On March 22, 2021, Just Energy announced that it would not appeal the delisting of its Common Shares from the NYSE. As of March 23, 2021 and June 4, 2021, the Common Shares trade on the OTC and the TSX-V, respectively. The trading price of the Common Shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy’s operating performance and beyond its control. Factors such as the outcome of the CCAA proceedings, actual or anticipated fluctuations in Just Energy’s operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, including due to the impact of COVID-19, may have a significant impact on the market price of the Common Shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of Just Energy and other affected companies. These market fluctuations may materially and adversely affect the market price of the Common Shares, which may make it more difficult for shareholders to sell their Common Shares.

Risks Related to Commodity Prices

Just Energy’s business is exposed to fluctuations in commodity prices, which could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices, in particular natural gas and electricity. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements. Furthermore, sudden and significant increase in customers’ consumption can require Just Energy to purchase excess supply in the spot market. Spot market prices during periods of scarcity, such as the Weather Event, can be extremely volatile and being forced to purchase commodities in the spot market to meet customer demand can have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity. Additionally, Just Energy may also suffer losses if it is required to sell excess supply in the spot market.

Furthermore, a sudden and significant drop in the commodity market price could result in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidated damages and/or enactment of provisions to reset the customer price to current market price levels. If this occurs it could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Commodity volume imbalance could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Depending on several factors, including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the “LDCs” for balancing customer volume requirements. Although Just Energy manages volume balancing risk through balancing language in some of its retail energy contracts, enters into weather options, and derivative structures to mitigate weather and volume balancing risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

During periods of extreme weather, such as the Weather Event, Just Energy’s obligations to serve its customers on a full requirement basis requires Just Energy to balance its commodity requirements in the spot market. Just Energy attempts to purchase additional supply through weather options and derivative structures (options, call rights, put rights etc.), which strategies are developed using empirical analysis. There can be no assurances that future periods of extreme weather will not be more severe than historical scenarios and the commodity balancing impact from extreme weather could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Risks Related to Interest Rates and Foreign Exchange Rates

Large fluctuations in interest rates could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy is exposed to interest rate risk associated with its debt agreement, customer delivery obligations and supplier payment terms. Just Energy may enter into derivative instruments to mitigate interest rate risk; however, large fluctuations in interest rates and increases in interest costs net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

The outflow and repatriation of foreign currency denominated earnings and foreign investments could have a material adverse impact on the Company’s financial condition.

Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated expenditures, interest and common share dividends (as applicable). In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s financial condition. In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar could materially reduce the Company’s operating results, earnings and cash flow and could have a material adverse effect on the Company’s financial condition.

Risks Related to Liquidity

Just Energy may not be able to extend, replace, refinance or repay its debt obligations, which could have a material adverse impact on Just Energy’s business and financial condition.

Just Energy is at risk of not being able to settle its debt obligations, including under its DIP Facility, (defined below in “—The DIP Facility has substantial restrictions and financial covenants and if the Company is unable to comply with the covenant requirements under the DIP Facility it could have a material adverse impact on the Company’s financial condition, operating results and cash flows”) Credit Agreement, Term Loan, and Note Indenture (each, as defined below in “—The Company’s various lenders may take actions if the stay under the CCAA proceedings is lifted and such actions may have a material adverse impact on the Company’s financial condition, operating results, and cash flows.”). Just Energy may not be able to extend, replace or refinance its existing debt obligations on terms reasonably acceptable to the Company, or at all during or to emerge from the CCAA proceedings. If liquidity is needed, the Company may not be able to access other external financial resources sufficient to enable it to repay its debt obligations when due. Failure to pay debt obligations when due may cause the lenders under the DIP Facility, Credit Agreement, Term Loan and Note Indenture to take certain actions and Just Energy may be required to cease operations, close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries, any of which would have a material adverse impact on Just Energy’s business and financial condition.

The pending CCAA proceeding may adversely affect the Company’s business, relationships, operations, financial condition and reputation.

On March 9, 2021, the Company announced that it had sought and received creditor protection via the Initial Order from the Ontario Court and the Chapter 15 Order from the Bankruptcy Court. On May 26, 2021, the Ontario Court extended the stay period until September 30, 2021. Just Energy may be unable to extend the stay period further. If Just Energy is unable to extend the stay period, creditors will be entitled to exercise their various rights and remedies against the Company. Furthermore, the Company’s ability to obtain adequate financing to fund working capital needs and capital expenditures to maintain its ongoing obligations during the CCAA proceedings may not be available on terms reasonable to the Company, or at all.

The results of the CCAA proceeding are also unknown and may result in the implementation of a sale process, reorganization or restructuring of the assets, business and financial affairs of the Company. Such actions may also result in the Common Shares being terminated, exchanged, converted or diluted, in which case holders of Common Shares may lose some or all of their investment in Just Energy. Following the completion of the CCAA proceeding, it is possible that our having filed for CCAA protection and protection under Chapter 15 of the Bankruptcy Code in the United States, may adversely affect our business and relationships with customers, vendors, contractors or employees. This may result in suppliers, customers, and other contract counterparties terminating their relationship with the Company or requiring additional financial assurances or enhanced performance from the Company. Additionally, the CCAA proceeding may impact the Company’s ability to renew existing contracts, compete for new business, attract, motivate and/or retain key executive. The occurrence of one or more of these events may materially affect the Company’s business, operations, financial condition and reputation.

The DIP Facility has substantial restrictions and financial covenants and if the Company is unable to comply with the covenant requirements under the DIP Facility it could have a material adverse impact on the Company’s financial condition, operating results and cash flows.

In connection with the CCAA proceedings and in order to provide required liquidity during the CCAA process, on March 9, 2021, the Company and certain holders of the 10.25% Term Loan (the “DIP Lenders”), entered into an agreement, as amended from time to time (the “DIP Term Sheet”) with respect to US$125 million of debtor-in-possession financing (the “DIP Facility”). The DIP Facility bears interest at 13% per annum, calculated and payable quarterly in cash in arrears on the last business day of each calendar quarter (commencing on June 30, 2021). Amounts drawn under the DIP Facility are secured by a super priority charge on the Company’s assets, pursuant to the Court Orders. The Company was obligated to pay a commitment fee of US$1.25 million and an origination fee of US$1.25 million. Subject to the terms of the DIP Term Sheet, proceeds of advances under the DIP Facility may be used to provide for general corporate and working capital purposes, including funding of the CCAA proceedings. The DIP Facility matures on the earlier of (i) December 31, 2021, (ii) implementation of a plan of compromise or arrangement under the CCAA proceedings, (iii) the expiry of the stay under the CCAA proceedings, (iv) the termination of the CCAA proceedings, and (v) the acceleration of the DIP Facility upon the occurrence and continuation of an Event of Default (as defined in the DIP Term Sheet).

In addition to customary affirmative covenant obligations, the DIP Facility provides for certain information delivery requirements including every four weeks (i) a new consolidated statement setting out the weekly projected cash flow forecasts of cash disbursements of the Borrowers (as defined in the DIP Term Sheet) for a 13-week period from the date of delivery thereof, which new statement shall replace the immediately preceding statement of cash flow forecasts in its entirety upon the DIP Lenders’ approval thereof, and (ii) a variance report setting out actual versus projected cash disbursements since the date of the Initial Order on an individual and aggregate basis. Additionally, the DIP Facility requires that there will be no negative variance in the Company’s actual expenditures from that set out in the most recently approved budget for the previous four weeks, in excess of 20% for each individual line item, and 15% on an aggregate basis, excluding advisor fees and expenses as defined in the DIP Term Sheet.

The DIP Term Sheet also contains customary negative covenants restricting a certain number of the Company’s activities, including restrictions on the ability to incur indebtedness, incur liens, consummate certain fundamental changes, make investments, dispose of assets, enter into sale and lease transactions, and make restricted payments. Furthermore, the DIP Facility contains customary events of default, in addition to the negative budget variance discussed above, as well as certain other CCAA proceeding related events. In the event of default, the interest rate will increase by an additional 2% per annum until amounts owing under the DIP Facility are repaid in full.

If the Company is unable to comply with the covenant requirements under the DIP Facility, it could have a material adverse impact on the Company’s financial condition, operating results and cash flows.

The Company’s various lenders may take actions if the stay under the CCAA proceedings is lifted and such actions may have a material adverse impact on the Company’s financial condition, operating results, and cash flows.

Just Energy has a credit facility of up to $335 million, which includes a $60 million letter of credit only facility, with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related intercreditor and security agreements, which provide for a joint security interest over all of Just Energy’s core assets in North America (excluding Filter Group Inc.). There are various covenants pursuant to the Credit Agreement that govern certain activities of Just Energy and its affiliates. The filing under the CCAA is an event of default under the Credit Agreement. Pursuant to the Court Orders, the lenders under the Credit Agreement have been stayed from taking any action with respect to the default without court authorization. On March 18, 2021, the lenders under the Credit Agreement and Just Energy and its affiliates entered into an Accommodation and Support Agreement (the “Lender Support Agreement”). Pursuant to the Lender Support Agreement, the lenders agree to continue to issue letters of credit on behalf of Just Energy and its affiliates provided that Just Energy repay advances under the Credit Agreement solely for the purpose of creating availability under the Credit Agreement to issue the letter of credit. Upon such letter of credit being reduced or returned, the lenders will advance the cash amount back to Just Energy. Under the Lender Support Agreement, the lenders have also agreed to continue certain cash management services for Just Energy and its affiliates. The Lender Support Agreement contains termination events, including the termination of the stay under the CCAA proceedings, the termination of the DIP Term Sheet and the termination of the support agreement, dated March 9, 2021, among certain Just Energy entities, Shell Energy North America (Canada) Inc. and Shell Energy North America (U.S.) Inc. (the “Shell Support Agreement”).

On September 28, 2020, Just Energy entered into the 10.25% US$205 million non-revolving term loan facility (the “Term Loan”) as part of the recapitalization (the “September Recapitalization”). The Term Loan contains usual and customary covenants for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates. The filing under the CCAA is an event of default under the Term Loan. Pursuant to the Court Orders, the lenders under the Term Loan have been stayed from taking any action with respect to the default without court authorization.

On September 28, 2020, Just Energy entered into a Note Indenture (the “Note Indenture”) with respect to the 7.0% $15 million subordinated notes issued as part of the September Recapitalization. On October 19, 2020, approximately $1.8 million of the notes were redeemed for no consideration. The filing under the CCAA is an event of default under the Note Indenture. Pursuant to the Court Orders, the holders of notes under the Note Indenture have been stayed from taking any action with respect to the default without court authorization.

In connection with the filing under the CCAA, Just Energy entered into Qualified Commodity/ISO Supplier (as defined in the Initial Order) with certain supplier parties, which provides standard payment terms for commodity supply and ISO services without the requirement for Just Energy to post collateral in the form of cash or letters of credit. A termination event under the Qualified Commodity/ISO Supplier Agreements could have a material adverse impact on Just Energy’s financial condition, operating results and cash flows.

If the stay implemented pursuant to the Court Orders is lifted or expires and the Company’s lenders are able to take action with respect to the events of default caused by the filing of the CCAA proceedings, it could have a material adverse impact on the Company’s financial condition and liquidity.

The Company is subject to increased collateral requirements as a result of the CCAA proceedings, if the Company is unable to satisfy future collateral requirements it could have a material adverse impact on the Company’s financial condition, operating results and liquidity.

In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available liquidity. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and independent system operators. The filing under the CCAA caused Just Energy to have to post additional collateral to certain independent system operators and pipelines. Any significant changes in payment terms managed by LDCs, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy and could have a material adverse impact on the Company’s financial condition, operating results and liquidity.

Risks Related to Seasonality

The earnings volatility of Just Energy’s business may affect the ability of Just Energy to access capital and could have a material adverse impact on Just Energy’s liquidity.

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark-to-market accounting may affect the ability of Just Energy to access capital and could have a material adverse impact on Just Energy’s liquidity.

Risks Related to Ownership of the Common Shares

Just Energy does not currently pay a dividend on the Common Shares.

Just Energy does not currently pay a dividend on the Common Shares and is under no obligation to pay dividends in the future. As a result, owners of Common Shares may never receive a dividend during the time such owners hold Common Shares.

Holders of Common Shares may experience substantial dilution.

Just Energy may issue an unlimited number of Common Shares and up to 50,000,000 preferred shares. There are 48,078,637 Common Shares and no preferred shares currently issued and outstanding. In connection with the CCAA proceeding, or at other future times, we may issue additional Common Shares. As a result of any future issuance of Common Shares, holder of Common Shares may experience substantial dilution.

Risks Related to Counterparties

The Company is subject to counterparty risk, if a counterparty were to default on its contractual obligations, it could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy enters into long-term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related gross margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties. Failure to perform by a counterparty or provide adequate financial assurances to offset Just Energy’s financial exposure to a counterparty may have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy’s suppliers may fail to deliver commodities to Just Energy, which could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure including as a result of COVID-19, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement and purchasing from multiple suppliers. Following the filing under the CCAA, several of Just Energy’s supply counterparties terminated their supply agreements with Just Energy, limiting Just Energy’s ability to source supply from multiple counterparties. As a result, Just Energy may not be able to source supply from additional counterparties and may be limited to fewer suppliers especially in tight and illiquid markets. If any of the Company’s suppliers fail to deliver commodities or otherwise fail to perform under their contracts with Just Energy, it could have a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Risks Related to Legal and Regulatory Requirements

Regulatory investigations or other administrative proceedings could expose us to significant liabilities and reputational damage that could have a material adverse effect on us.

Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction.

Litigation and legal proceedings could expose us to significant liabilities and reputational damage that could have a material adverse effect on us.

In addition to the litigation referenced herein (see “Part I. Item 8. Financial Information—A. Consolidated statements and other financial information— (see “Legal proceedings” on page 35) and occurring in the ordinary course of business, Just Energy may in the future be subject to additional class actions and other actions. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business, financial condition or operating results and the ability to favorably resolve other lawsuits.

In certain jurisdictions, independent contractors that contracted with Just Energy to provide door-to-door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy may be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial and could have a material adverse effect on Just Energy’s business, financial condition, operating results and cash flows.

Just Energy relies upon forecasts and models which could be materially different than actual results and could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

Just Energy relies upon forecasts and models because the approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, it could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity.

The Company makes significant estimates and judgements in connection with the development of its financial statements. To the extent actual results are different than the estimates, it could result in a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy’s assets and liabilities as of the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as at the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy’s auditors or regulators subsequently interpret Just Energy’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy’s operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate its historical financial statements. The occurrence of any of the foregoing could result in a material adverse impact on the Company’s financial condition, operating results, cash flow and liquidity.

Just Energy implements changes to accounting rules and interpretations as required in accordance with IFRS, there is no guarantee that such changes will not have a material adverse impact on Just Energy’s financial condition and operating results.

Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy’s financial condition and operating results or cause unanticipated fluctuations in operating results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and regularly changing. Any future changes to accounting rules and interpretations of such rules in accordance with IFRS may have a material adverse impact on Just Energy’s financial condition and operating results.

Just Energy has reported material weakness in its financial statements. The inability of Just Energy to remedy such material weaknesses effectively could have a material adverse impact on Just Energy’s business, financial condition, operating results and liquidity.

Just Energy faces the risk of deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures, which are adjusted as necessary. Any deficiencies, if uncorrected, could result in Just Energy’s financial statements being inaccurate and may require future adjustments and/or restatements of historical financial statements. The occurrence of any of the foregoing could have a material adverse impact on Just Energy’s business, financial condition, operating results and liquidity.

The loss of the services of key management and personnel could adversely affect the Company’s ability to successfully operate its businesses.

Just Energy’s future success depends on, among other things, its ability to keep the services of its executives and to hire other highly qualified employees at all levels. Just Energy competes with other potential employers for employees and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy’s business operations and growth and adversely affect Just Energy’s ability to successfully operate its business.

Additionally, while the Company has modified or restricted certain business and workforce practices (including employee travel, presence at employee work locations, and physical participation in meetings, events, and conferences) to protect the health and safety of the Company’s workforce, and to conform to government orders and best practices encouraged by governmental and regulatory authorities, Just Energy depends on its workforce to operate its business and deliver products and services to its customers. If a large portion of the Company’s operational workforce were to contract COVID-19 or otherwise become unavailable, it could adversely affect the Company’s ability to successfully operate its business.

Just Energy may not be able to complete future acquisitions on favorable terms or at all, successfully integrate future acquisitions into its business, or effectively identify and invest in value-creating businesses.

Just Energy may acquire businesses from time to time. The ability to realize the anticipated benefits of such acquisitions will depend in part on Just Energy successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth and potential synergies from such acquisitions into Just Energy’s current operations. There can be no assurance that Just Energy will be successful in effectively identifying value creating businesses, closing acquisitions of, and integrating the operations of, such businesses, or ultimately realizing any expected benefits.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and development of the company

Just Energy Group Inc. (the “Company” or “Just Energy”) is a Canadian Business Corporations Act (“CBCA”) corporation created on January 1, 2011, pursuant to a plan of arrangement approved by unitholders of the Just Energy Income Fund on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010 (the “Trust Conversion”). The corporate offices of the Company are located at 80 Courtneypark Drive West, Mississauga, Ontario, L5W 0B3 and 5251 Westheimer Road, Suite 1000, Houston, Texas 77056. Its registered office is located at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1. The Company’s phone number is (905) 670-4440. The Company’s agent for service in the United States is Just Energy (U.S.) Corp., located at 5251 Westheimer Road, Suite 1000, Houston, Texas 77056.

The United States Securities and Exchange Commission (the “SEC”) maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, such as the Company, at http://www.sec.gov. The Company’s internet website address is https://investors.justenergy.com/. The information on the Company’s website is not incorporated into this Annual Report. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com and on the SEC website at www.sec.gov. All the documents referred to are in English.

B. Business overview

General

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves retail and commercial customers through its two business segments — Mass Market and Commercial. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.

Weather Event and Creditor Protection Filings

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the ERCOT when due, and accordingly, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into the DIP Facility. The Company also entered into Qualifying Support Agreements with its largest commodity supplier and independent system operators services provider, as well as its lenders under the Credit Agreement. The CCAA filing and associated DIP Facility arranged by the Company enable Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

Under the terms of the Court Orders any actions against Just Energy to enforce or otherwise effect payment from Just Energy of pre-petition obligations were stayed during the CCAA and Chapter 15 proceedings. On May 26, 2021, the Ontario Court extended the stay period to September 30, 2021.

The Common Shares of the Company were halted from trading on the TSX on March 9, 2021 and the Company delisted from the TSX on June 3, 2021. The Company listed its Common Shares on the TSX-V as of June 4, 2021 under the symbol “JE”. In addition, the Company was delisted from the NYSE on March 22, 2021 and was listed on the OTC under the symbol “JENGQ” on March 23, 2021.

Securitization under House Bill 4492

On June 16, 2021, Texas House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event through certain securitization structures, became law in Texas. HB 4492 addresses securitization of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”).

HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load-serving entities, including Just Energy. The timing of any such request by ERCOT, the details of the financing mechanism and the process to apply for recovery of the Costs are undetermined at the time of this filing. The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will recover approximately USD $100 million of Costs. The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs.

Just Energy’s Business Operations

Just Energy has two reportable segments: (1) Mass Market (formerly called Consumer) and (2) Commercial. The chief operating decision maker monitors the operational results of the Mass Market and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as Base EBITDA, Base Gross Margin and Embedded Gross Margin as defined below in “Part I, Item 5. Operating and Financial Review and Prospects — Operating Results”.

The Company’s operating Subsidiaries currently carry on business in the United States in the states of Texas, Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania, Massachusetts, and Delaware and in Canada in the provinces of Ontario, Alberta, Manitoba, Québec, British Columbia and Saskatchewan.

As of March 31, 2021, Just Energy had aggregated approximately 2,944,000 RCEs, with approximately 40% from its Mass Market Segment and 60% from its Commercial Segment.

The Company’s sales(1) based on the operating segments for the last three fiscal years is as follows:

	For the Year Ended March 31, 2021	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019
Mass Market Segment	$1,530,617	$1,757,245	$2,010,054
Commercial Segment	1,209,420	1,396,407	1,431,338
Total	$2,740,037	$3,153,652	$3,441,392

The Company’s sales(1) based on the location of the customer for the last three fiscal years is as follows:

	For the Year Ended March 31, 2021	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019
Canada	$303,666	$509,910	$613,944
U.S.	2,436,371	2,643,742	2,827,448
Total	$2,740,037	$3,153,652	$3,441,392

[1]	Sales amounts have been corrected to reflect sales on a gross basis for TDSP whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively. There is no net impact to gross margin or base gross margin. Please refer to Note 5 in “Part III, Item 18. Financial Statements”.

Discontinued Operations

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. In November 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited and completed the sale of its business in Ireland in February 2020. In April 2020, the Company announced that it had sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal. These operations were reclassified and reflected as discontinued operations in the consolidated statements of loss in the Annual Financial Statements “Part III, Item 18. Financial Statements”. As at March 31, 2021, the remaining operations were classified as discontinued operations.

In March 2021, the Company commenced insolvency proceedings for its German operations and is expected to be liquidated within the next 12 months. The tax impact on the discontinued operations is minimal.

In November 2020, Just Energy sold EdgePower Inc. resulting in a gain of $1.5 million; the results of which have been included in profit (loss) after tax from discontinued operations in the Consolidated Statements of Loss in “Part III, Item 18. Financial Statements”.

Seasonality

The sale of electricity to retail customers is a seasonal business with the demand for electricity generally peaking during the summer months. Conversely, the sale of natural gas to retail customers is also a seasonal business with demand for natural gas generally peaking during the winter months. As a result, net working capital requirements for the Company’s retail operations generally increase during summer and winter months along with the higher revenues, and then decline during off-peak months. Weather may impact operating results and extreme weather conditions could have a material impact. The rates charged to retail customers may be impacted by fluctuations in total power prices and market dynamics, such as the price of natural gas, transmission constraints, competitor actions, and changes in market heat rates.

Mass Market Segment

The Mass Markets segment (formerly referred to as “Consumer Segment”) includes customers acquired and served under the Just Energy, Tara Energy, Amigo Energy and terrapass brands. Marketing of the energy products of this segment is primarily done through digital and retail sales channels. Mass Market customers make up 40% of Just Energy’s RCE base, which is currently focused on longer-term price-protected and flat-bill product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Mass Markets segment’s sales channels offer these products.

Just Energy also provides home water filtration systems with its line of consumer product and service offerings through Filter Group.

Commercial Segment

The Commercial Segment includes medium to large business customers acquired and served under the Hudson Energy, as well as brokerage services managed by the Interactive Energy Group. Hudson Energy sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 60% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Mass Markets segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Mass Markets customers.

Electricity

Just Energy services various territories in the U.S. and Canada with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases electricity supply from market counterparties for Mass Markets and Commercial customers based on forecasted customer aggregation. Electricity supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Just Energy mitigates exposure to weather variations through active management of the electricity portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing electricity purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may increase or decrease Just Energy’s Base gross margin depending upon market conditions at the time of balancing.

The Company completed its portfolio optimization process. As a result, the Company sold its California electricity portfolio for a nominal amount subject to certain customary adjustments. The transaction closed in December 2020.

Natural Gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted consumption. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs (as defined in key terms) provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s Base gross margin as defined below in “Part I, Item 5. Operating and Financial Review and Prospects — Operating Results” may increase or decrease depending upon market conditions at the time of balancing.

Filter Group

Filter Group is a provider of subscription-based home water filtration systems to Mass Market customers in certain jurisdictions in Canada and the United States. Filter Group offers consumers both under-counter and whole-home water filtration systems.

JustGreen and terrapass

JustGreen™

Many customers have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen’s electricity products offer customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen electricity and gas in eligible markets across North America. Of all customers who contracted with Just Energy in the past year, 37% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 98% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended March 31, 2020, 58% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 88% of their consumption. As at March 31, 2021, JustGreen makes up 25% of the Mass Market electricity portfolio, compared to 20% in the year ago period. JustGreen makes up 17% of the Mass Market gas portfolio, compared to 15% in the year ago period.

Terrapass

Since 2004, terrapass has been a provider of sustainable carbon emissions solutions. Through terrapass, customers can offset their environmental impact by purchasing high quality environmental products. Terrapass supports projects throughout North America and are exploring other projects world-wide that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. Terrapass offers various purchase options for residential or commercial customers as well as non-commodity customers, depending on the impact the customer wishes to make.

The Company retains an independent auditor to validate its renewable and carbon offset purchases annually to ensure that customer requirements have been matched or exceeded with relevant carbon offsets or renewable energy certificates for both JustGreen and terrapass products. An independent auditor has performed this review since 2009 and determined that Just Energy was compliant each year.

Industry Regulation

In each jurisdiction in North America, the energy markets are regulated under the oversight of a state or provincial government agency with legislated authority to regulate generally all aspects of the industry including the sale of electricity and natural gas. Although the sale of the commodity itself is considered a ‘deregulated’ service, with the exception of Quebec and Indiana, Just Energy is required to obtain a certificate of authority or license from the regulatory agency and pursuant to that license, operate in accordance with state or provincial legislation and established regulations and rules as it pertains to the marketing of energy services within the jurisdiction. In Quebec and Indiana, Just Energy markets services under a direct contractual arrangement established with the LDC and is subject to operate in accordance with rules established under the LDC’s tariffs. Just Energy currently has obtained and maintains all of the licenses and contractual arrangements required to undertake its business in all of the jurisdictions in which it operates.

In the United States, the Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) and the North American Electricity Reliability Corporation (“NERC”). FERC regulates transportation of natural gas by interstate pipelines. Such regulation affects the Company’s access to natural gas supplies. As to the wholesale electricity sector, FERC has issued regulations that require wholesale electric transmission services to be offered on an open access, non-discriminatory basis. The Company’s electric operations are dependent upon the availability of open access, non-discriminatory electric transmission service. FERC also regulates the sale of wholesale electricity by requiring companies who sell in the wholesale market to obtain a market based rate authority unless they justify their rates on a cost-of-service basis. Several of the Company’s subsidiaries have market-based rate authority. If these subsidiaries do not comply with FERC’s rules on market-based rate authority be subject to sanctions, including substantial monetary penalties.

In addition, the Dodd-Frank Act provides a regulatory regime for derivatives that generally requires derivatives to be traded on an exchange and cleared together with related collateral and margin requirements. The Company qualifies for the commercial end-user exception which allows it to continue to enter into swaps in the over-the-counter market without being subject to mandatory exchange trading and clearing. In addition, the Canadian regulators have commenced a process to implement a similar regulatory regime for derivatives that is not yet finalized. These Canadian rules are meant to be similar to the US’s Dodd Frank Act but have differences that may be more impactful to the Company than the current U.S. regulations.

C. Organizational structure

The following diagram sets forth the simplified organizational structure of the Company’s continuing operations:

Notes:

(1)	The Canadian Subsidiaries are corporations, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Company. The Canadian material or operating Subsidiaries are Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Just Green L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Just Energy Prairies L.P. (Manitoba); Just Energy Trading L.P. (Ontario); Filter Group Inc.; and Hudson Energy Canada Corp. (Canada). Just Energy Corp. is the general partner of each of the Canadian operating limited partnerships. Additionally, the Company indirectly holds an approximate 8% fully diluted interest in ecobee Inc., a manufacturer and distributor of smart thermostats located in Toronto, Ontario.

(2)	The U.S. Subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Company and are incorporated or formed, as applicable, under the laws of the State of Delaware, unless otherwise noted. The U.S. material or operating Subsidiaries are Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP (Texas); Just Energy Pennsylvania Corp.; Just Energy Solutions Inc. (California); Just Energy Marketing Corp.; Just Energy Michigan Corp.; Hudson Energy Services LLC (New Jersey); Just Energy Limited; Fulcrum Retail Energy LLC d/b/a Amigo Energy (Texas); Tara Energy, LLC (Texas); and Interactive Energy Group LLC.

D. Property, plant and equipment

The Company maintains leased facilities for corporate headquarters in Canada and the United States and to conduct the Company’s business operations, which, to the best of the Company’s knowledge are in good condition and working order. Outside the corporate headquarters in Canada and the United States, the Company does not have material property, plants and equipment.

Please also refer to Note 10 to the Annual Financial statements “Part III, Item 18. Financial Statements,” of this Annual Report for a detailed description of different components of the property and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion below, as well as other portions of this Annual Report, contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “estimate,” “intend,” “continue,” “could,” “believe,” “may,” “will,” or similar expressions help identify forward-looking statements. In addition, management may make forward-looking statements orally or in other writing, including, but not limited to, in press releases, quarterly earnings calls, executive presentations, in the annual report to stockholders and in other filings with the SEC. These statements involve a number of risks and uncertainties. Actual results could materially differ from those anticipated by such forward-looking statements. For more discussion about risk factors that could cause or contribute to such differences, see “Part I, Item 3.Key Information – D. Risk Factors" and other risks discussed herein. Forward-looking statements reflect the information only as of the date on which they are made. The Company does not undertake any obligation to update any forward-looking statements to reflect future events, developments, or other information. If Just Energy does update one or more forward-looking statements, no inference should be drawn that additional updates will be made regarding that statement or any other forward-looking statements. This discussion is intended to clarify and focus on our results of operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the Annual Financial Statements included under “Part III, Item 18. Financial Statements” of this Annual Report. This discussion should be read in conjunction with those consolidated financial statements and the related notes and is qualified by reference to them.

The following discussion and analysis of our financial condition and results of operations for the years ended March 31, 2021 and 2020 should be read in conjunction with the Annual Financial Statements. The discussion and analysis of our financial condition and results of operations for the year ended March 31, 2020 compared to the year ended March 31, 2019 are included in the Company’s Annual Report on Form 40-F, as filed with the SEC on July 9, 2020 (the “2020 40-F”).

The Company’s Annual Financial Statements have been prepared in accordance with IFRS and are presented in thousand of Canadian dollars except where otherwise indicated.

A. Operating results.

On March 9, 2021, the Company announced that it had sought and received creditor protection via the Initial Order from the Ontario Court and the Chapter 15 Order from the Bankruptcy Court. On May 26, 2021, the stay period was extended by the Ontario Court to September 30, 2021 and Just Energy may be unable to extend the stay period further. If Just Energy is unable to extend the stay period, creditors will be entitled to exercise their various rights and remedies against the Company. Furthermore, the Company’s ability to obtain adequate financing to fund working capital needs and capital expenditures to maintain its ongoing obligations during the CCAA proceedings may not be available on terms reasonable to the Company, or at all.

The results of the CCAA proceeding are also unknown and may result in the implementation of a sale process, reorganization or restructuring of the assets, business and financial affairs of the Company. Following the completion of the CCAA proceeding, it is possible that filing for CCAA protection and protection under Chapter 15 of the Bankruptcy Code in the United States, may adversely affect our business and relationships with customers, vendors, contractors or employees. This may result in suppliers, customers, and other contract counterparties terminating their relationship with the Company or requiring additional financial assurances or enhanced performance from the Company. Additionally, the CCAA proceeding may impact the Company’s ability to renew existing contracts, compete for new business, attract, motivate and/or retain key executive. The occurrence of one or more of these events may materially affect the Company’s business, operations, financial condition and reputation.

The following tables set forth our selected consolidated financial data.

Financial and operating highlights

For the years ended March 31

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2021	(decrease)	Fiscal 2020
Sales[1]	$2,740,037	(13)%	$3,153,652
Base gross margin[2]	536,858	(12)%	610,580
Administrative expenses[4]	142,391	(15)%	167,936
Selling commission expenses	129,653	(9)%	142,682
Selling non-commission and marketing expenses	49,868	(36)%	78,138
Bad debt expense	34,260	(57)%	80,050
Reorganization costs	43,245	NMF[3]	-
Finance costs	86,620	(19)%	106,945
Impairment of goodwill, intangible assets and other	114,990	NMF[3]	92,401
Loss from continuing operations	(402,756)	35%	(298,233)
Base EBITDA from continuing operations[5]	182,831	(2)%	185,836
Unlevered free cash flow	90,822	(12)%	103,345
EGM[6] mass market	1,026,200	(26)%	1,380,026
EGM commercial	366,200	(14)%	427,806
RCE[7] Mass Markets count	1,187,000	(10)%	1,323,000
RCE commercial count	1,757,000	(15)%	2,065,000

(1)	Sales amounts have been reclassified to reflect sales on a gross basis for TDSP whereby the TDSP charges to the customer and payments to the service provider are presented in revenue and cost of goods sold, respectively. There is no net impact to gross margin or base gross margin.

(2)	“Base gross margin” represents gross margin adjusted to exclude the effect of applying IFRS Interpretation Committee Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item, for realized gains (losses) on derivative instruments, the one-time impact of the Weather Event, and the one-time non-recurring sales tax. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long-term financial performance of Just Energy and thus have included them in the Base gross margin calculation

(3)	Not a meaningful figure.

(4)	Includes $3.7 million and $13.9 million of Strategic Review costs for fiscal 2021 and fiscal 2020, respectively.

(5)	“Base EBITDA” refers to EBITDA adjusted to exclude the impact of the Weather Event, the impairment of goodwill and intangible assets, the impact of unrealized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, non-cash gains (losses) and costs related to the September Recapitalization, Reorganization costs, the sales tax settlement, share-based compensation, Strategic Review costs, realized gains (losses) related to gas held in storage until gas is sold, discontinued operations, non-controlling interest, contingent consideration and the impact of the Texas residential enrolment and collections impairment. For a reconciliation of Base EBITDA to the Annual Financial Statements please refer to “Part III, Item 19. Exhibits. – Exhibit 15.2"

(6)	Embedded Gross margin (“EGM”) indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

(7)	Residential Customer Equivalent (“RCE”), which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Annual Financial Statements and the related notes thereto included elsewhere in this Annual Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this Annual Report.

For discussion of the year ended March 31, 2020 compared to the year ended March 31, 2019 please see the “Financial and operating highlights” starting on page 8 in the Management Discussion and Analysis attached as Exhibit 1.2 and filed as part of the 2020 40-F.

Sales decreased by 13% to $2.7 billion for the year ended March 31, 2021 compared to $3.2 billion for the year March 31, 2020. The decline is primarily driven by a decrease in the customer base resulting from the continuing shift in focus to the Company’s strategy to onboard high quality customers; a reduction in the Company’s customer base due to regulatory restrictions in Ontario, New York and California; selling constraints posed by the COVID-19 pandemic, prior competitive pressures on pricing in the United States.

Base gross margin, which excludes the financial impact to the Company of the Weather event, decreased by 12% to $536.9 million for the year ended March 31, 2021 compared to $610.6 million for the year ended March 31, 2020. The decline was primarily driven by a decline in the customer base described above, partially offset by favourable impact from resettlements. The decline in the Company’s customer base is primarily a result of a shift in focus to the Company’s strategy to onboard higher quality customers, a reduction in the Company’s customer base due to regulatory restrictions in New York, California and Ontario, as well as competitive pressures on pricing in the U.S. market, and lower sales due to COVID-19 pandemic.

Base EBITDA, which excludes the financial impact to the Company of the Weather event, decreased by 2% to $182.8 million for the year ended March 31, 2021 compared to $185.8 million for the year ended March 31, 2020. The decline in Base EBITDA was driven by lower Base gross margin and prior year other income one-time gain of $22 million related to the reduction of the Filter Group contingent consideration, partially offset by a current year reduction in bad debt expense, as well as lower administrative, selling commission and selling non-commission and marketing expenses.

Administrative expenses decreased by 15% to $142.4 million for the year ended March 31, 2021 compared to $167.9 million for the year ended March 31, 2020. Excluding the impact of the Strategic Review costs, Administrative expenses decreased 10% due to savings from the Canadian emergency wage subsidy and lower professional fees partially offset by the one-time $5.7 million legal provision.

Selling commission expenses decreased by 9% to $129.7 million for the year ended March 31, 2021 compared to $142.7 for the year ended March 31, 2020. The decline is driven by lower sales primarily from direct in-person channels due to the COVID-19 pandemic and commercial sales due to competitive price pressures and the COVID-19 pandemic.

Selling non-commission and marketing expenses decreased by 36% to $49.9 million for the year ended March 31, 2021 compared to $78.1 for the year ended March 31, 2020. The decrease was due to the shut down of the internal door-to-door sales channel and continued focus on managing cost, partially offset by increased investment in digital marketing.

Bad debt expense decreased by 57% to $34.3 million for the year ended March 31, 2021 compared to $80.1 million for the year ended March 31, 2020. The significant decrease in bad debt was a result of operating enhanced operational controls and processes implemented during Fiscal 2020.

Reorganization costs represent the costs related to CCAA and Chapter 15 proceedings. These costs include legal and professional charges of $9.3 million incurred to obtain services for the proceedings. In addition, $33.9 million in the charges associated with early termination of certain agreements allowed by the CCAA filing and the acceleration of deferred financing costs and other fees for the long term debt subject to compromise and certain other related costs.

Finance costs decreased by 19% to $86.6 million for the year ended March 31, 2021 compared to $106.9 million for the year ended March 31, 2020. The decrease was a result of the September Recapitalization as described in “Part III, Item 18. Financial Statements – Notes to the Financial Statements 18”.

Impairment of goodwill and intangible assets during the fiscal year ended March 31, 2021 amounted to $100.0 million for goodwill and $13.9 million for brands related to Commercial. The impairment of intangible assets and goodwill was driven primarily by the normalization of working capital associated with the CCAA process and the impact of the competitive pricing environment over the last year. For more information, please refer to “Part III, Item 18. Financial Statements – Notes to the Financial Statements 11”.

Unlevered free cash flow decreased by 12% to an inflow of $90.8 million for the year ended March 31, 2021 compared to an inflow of $103.3 million for the year ended March 31, 2020. The decrease is related to higher payments associated with the Weather Event, partially offset by the stay of trade and other payables subject to compromise under the CCAA.

Mass Markets EGM decreased by 26% to $1,026.2 million as at March 31, 2021 compared to $1,380.0 million as at March 31, 2020. The decline resulted from the decline in the customer base and the unfavorable foreign exchange.

Commercial EGM decreased by 14% to $366.2 million as at March 31, 2021 compared to $427.8 million as at March 31, 2020. The decline resulted from the decline in the customer base and the unfavourable foreign exchange.

Base gross margin by segment and commodity

For the year ended March 31

(thousands of dollars)

	Fiscal 2021			Fiscal 2020
	Mass Markets	Commercial	Total	Mass Markets	Commercial	Total
Gas	$112,586	$27,866	$140,452	$120,627	$22,213	$142,840
Electricity	298,754	97,652	396,406	346,486	121,254	467,740
	$411,340	$125,518	$536,858	$467,113	$143,467	$610,580
Decrease	(12)%	(13)%	(12)%

Mass Markets

Mass Markets Base gross margin, which excludes the financial impact to the Company of the Weather Event, decreased by 12% to $411.3 million for the year ended March 31, 2021 compared to $467.1 million for the year ended March 31, 2020. The decline in Base gross margin was primarily driven by a decline in the customer base, partially offset by the favorable impact from resettlements relative to prior year.

Gas

Mass Market gas Base gross margin decreased by 7% to $112.6 million for the year ended March 31, 2021 compared to $120.6 million for the year ended March 31, 2020. The decline in gas Base gross margin was driven by a decline in customer base partially offset by favorable impact from resettlements relative to the prior year and supply management activities driving lower costs.

Electricity

Mass Market electricity Base gross margin decreased by 14% to $298.8 million for the year ended March 31, 2021 compared to $346.5 million for the year ended March 31, 2020. The decrease in electricity Base gross margin is due to a decline in the customer base.

Commercial

Commercial Base gross margin, which excludes the financial impact to the Company of the Weather Event, decreased by 13% to $125.5 million for the year ended March 31, 2021 compared to $143.5 million for the year ended March 31, 2020. The decrease in Commercial Base gross margin was driven by a decline in the customer base.

Gas

Commercial gas Base gross margin increased by 25% to $27.9 million for the year ended March 31, 2021 compared to $22.2 million for the year ended March 31, 2020. The Commercial gas Base gross margin increase was primarily driven by favourable impact from resettlements.

Electricity

Commercial electricity Base gross margin decreased by 19% to $97.7 million for the year ended March 31, 2021 compared to $121.3 million for the year ended March 31, 2020. Commercial electricity Base gross margin decrease is primarily driven by a contraction in the customer base, coupled with lower consumption amid the COVID-19 pandemic.

Base EBITDA from continuing operations

	For the year ended March 31, 2021	For the year ended March 31, 2020	% decrease
Mass Markets	242,891	245,556	(1)%
Commercial	26,505	36,248	(27)%
Corporate and shared services	(86,565)	(95,968)	(10)%
Base EBITDA from continuing operations	182,831	185,836	(2)%

Mass Markets Segment Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 1% to $242.9 million for the year ended March 31, 2021 compared to $245.6 million for the year ended March 31, 2020. The decrease was driven by lower Base gross margin primarily due to a decline in the customer base, partially offset by a current year reduction in bad debt expense and, lower selling commission expenses.

Commercial segment Base EBITDA, which excludes the financial impact to the Company of the Weather Event, decreased by 27% to $26.5 million for the year ended March 31, 2021 compared to $36.2 million for the year ended March 31, 2020. The decrease in Commercial Segment Base EBITDA is primarily driven by a decline in the customer base driven by impacts by the competitive price pressures and COVID-19 pandemic.

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses were $86.6 million for the year ended March 31, 2021, compared to $96.0 million in fiscal 2020. The decrease in corporate expenses is due to savings from the Canadian emergency wage subsidy, partially offset by higher legal expenses. The Corporate expenses exclude strategic review costs in both years because the costs are non-recurring and therefore excluded from Base EBITDA.

Customer Count

	As at March 31, 2021	As at March 31, 2020	% decrease
Mass Markets	845,000	988,000	(14)%
Commercial	110,000	119,000	(8)%
Total customer count	955,000	1,107,000	(14)%

The Mass Markets customer count decreased 14% to 845,000 compared to March 31, 2020. The decline in Mass Markets customers is due to the Company’s continued focus on adding high quality customers, impacts of the COVID-19 pandemic on direct in-person sales channels and a reduction in the Company’s customer base due to regulatory restrictions in New York and Ontario.

The Commercial customer count decreased 8% to 110,000 compared to March 31, 2020. The decline in commercial customers is due to competitive price pressures in the United States together with impacts related to the COVID-19 pandemic and exiting the California electricity market.

COMMODITY RCE SUMMARY

	April 1, 2020	Additions	Attrition	Failed to renew	March 31, 2021	% increase (decrease)
Mass Markets
Gas	349,000	7,000	(46,000)	(27,000)	283,000	(19)%
Electricity	974,000	159,000	(144,000)	(85,000)	904,000	(7)%
Total Mass Markets RCEs	1,323,000	166,000	(190,000)	(112,000)	1,187,000	(10)%
Commercial
Gas	397,000	52,000	(49,000)	(27,000)	373,000	(6)%
Electricity	1,668,000	142,000	(197,000)	(229,000)	1,384,000	(17)%
Total Commercial RCEs	2,065,000	194,000	(246,000)	(256,000)	1,757,000	(15)%
Total RCEs	3,388,000	360,000	(436,000)	(368,000)	2,944,000	(13)%

Mass Markets

Mass Markets additions RCEs decreased by 37% to 166,000 for the year ended March 31, 2021 compared to 262,000 for the year ended March 31, 2020. The decrease in customer additions are primarily driven by selling constraints posed by the COVID-19 pandemic in the retail and door-to-door channel and due to regulatory restrictions in New York and Ontario, offset by increases in digital sales channels.

Mass Markets attrition RCEs decreased 49% to 190,000 for the year ended March 31, 2021 compared to 374,000 for the year ended March 31, 2020. The improvements in attrition are a result of enhanced enrolment processes and increased focus on customer experience.

Mass Markets failed to renew RCEs decreased 3% to 112,000 for the year ended March 31, 2021 compared to 115,000 for the year ended March 31, 2020.

As at March 31, 2021, the U.S. and Canadian operations accounted for 85% and 15% of the Mass Markets RCE base, respectively.

Commercial

Commercial additions RCEs decreased by 57% to 194,000 for the year ended March 31, 2021 compared to 454,000 for the year ended March 31, 2020. The decrease is primarily due to the selling constraints posed by the COVID-19 pandemic and the competitive pressures on pricing in the U.S. market.

Commercial attrition RCEs increased 2% to 246,000 for the year ended March 31, 2021 compared to 241,000 for the year ended March 31, 2020.

Commercial failed to renew RCEs increased by 12% to 256,000 RCEs for the year ended March 31, 2021 compared to 229,000 RCE’s for the year ended March 31, 2020 resulting from the competitive pressures on pricing in the U.S. markets.

As at March 31, 2021, the U.S. and Canadian operations accounted for 67% and 33% of the Commercial RCE base, respectively.

Overall, as at March 31, 2021, the U.S. and Canadian operations accounted for 74% and 26% of the RCE base, respectively, compared to 76% and 24%, respectively, as at March 31, 2020.

B. Liquidity and capital resources.

Due to the Weather Event and associated CCAA filing, the Company’s ability to continue as a going concern for the next 12 months is dependent on the Company emerging from CCAA protection, meeting the liquidity challenges and complying with DIP Facility covenants. The material uncertainties arising from the CCAA filings cast substantial doubt upon the Company's ability to continue as a going concern and accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Annual Financial Statements located in “Part III, Item 18. Financial Statements,” of this Annual Report do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and Consolidated Statements of Financial Position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material. There can be no assurance that the Company will be successful in emerging from CCAA as a going concern. Please also refer to “Part I, Item.3. Key Information—D Risk Factors”.

Liquidity and capital resources from continuing operations

Summary of cash flows
For the year ended March 31
(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Operating activities from continuing operations	$46,301	$41,137
Investing activities from continuing operations	(6,937)	(20,882)
Financing activities from continuing operations, excluding dividends	175,060	21,096
Effect of foreign currency translation	(24,528)	1,026
Increase in cash before dividends	189,896	42,377
Dividends (cash payments)	—	(26,172)
Increase in cash	189,896	16,205
Cash and cash equivalents — beginning of period	26,093	9,888
Cash and cash equivalents — end of period	$215,989	$26,093

Operating activities

Cash flow from operating activities was an inflow of $46.3 million for the year ended March 31, 2021 compared to an inflow of $41.1 million for the year ended March 31, 2020. The increase in the cash flow from operating activities was mainly driven by an increase in trade payables subject to compromise under the CCAA proceedings and decrease in financing costs from the September Recapitalization partially offset by payments related to the Weather Event.

Investing activities

Cash flow from investing activities was an outflow of $6.9 million for the year ended March 31, 2021 compared to an outflow of $20.9 million for the year ended March 31, 2020. Investing activities included purchases of property and equipment and intangible assets totaling $11.5 million partially offset by $4.6 million of proceeds from the disposition of subsidiaries.

Financing activities, excluding dividends

Cash flow from financing activities, excluding dividends was an inflow of $175.1 million the year ended March 31, 2021 compared to an inflow of $21.1 million for the year ended March 31, 2020. The inflow during the year ended March 31, 2021 is primarily a result of the issuance of approximately $101.0 million of Common Shares as part of the September Recapitalization and the $126.7 million borrowing under the DIP Facility, partially offset by a $21.5 million payment on the share swap settlement, repayment of debt of $14.3 million and debt issuance costs of $12.9 million.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $99.4 million as at March 31, 2021 to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with various companies, Just Energy has issued surety bonds to various counterparties including States, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2021 were $46.3 million. As at March 31, 2021, $46.1 million were backed by either cash collateral or letters of credit.

LIQUIDITY

The Company has $247.5 million of total liquidity available as at March 31, 2021 consisting of $216.0 million of cash and $31.5 million available under the DIP Facility which was drawn on April 6, 2021.

Free cash flow and unlevered free cash flow(1)

For the year ended March 31

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Cash flows from operating activities	$46,301	$41,137
Subtract: Maintenance capital expenditures	(11,555)	(16,541)
Free cash flow	34,746	24,596
Finance costs, cash portion	56,076	78,749
Unlevered free cash flow	$90,822	$103,345

(1)    Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flow plus finance costs excluding the non-cash portion.

Unlevered free cash flow decreased by 12% to an inflow of $90.8 million for the year ended March 31, 2021 compared to an inflow of $103.3 million for the year ended March 31, 2020. The decrease is related to higher payments associated with the Weather Event, partially offset by the stay of trade and other payables subject to compromise under the CCAA.

C. Research and development, patents and licenses, etc.

None

D. Trend information

Other than as disclosed elsewhere in this Annual Report, The Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical accounting estimates.

The Company applies IFRS in its primary financial statements as issued by the IASB and therefore this requirement is not applicable.

F.     Tabular disclosure of contractual obligations

Not applicable

G.    Safe harbor

This Annual Report contains forward-looking statements that relate to future events, including our future operating results, our prospects and our future financial performance and condition, results of operations, business strategy and financial needs, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or similar expressions. Forward looking statements involve inherent risks and uncertainties.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

The directors and senior management of the Company as at June 28, 2021, are as follows:

Name	Year of Appointment	Position	Age
Directors
Bell, James	2020	Independent Director	46
Gahn, R. Scott	2013 as director, 2019 as President and CEO	Director, President and CEO	60
Horton, Anthony	2020 as director, 2021 as Executive Chairman	Executive Chairman of the Board	60
Murray, Steven	2020	Independent Director	61
Ross, Dallas H.	2017	Independent Director	64
Schaefer, Stephen	2020	Independent Director	57
Zlotnik, Marcie	2020	Independent Director	59
Senior management
Brown, James	2013	Chief Commercial Officer	58
Carter, Michael	2020	Chief Financial Officer	50
Davids, Jonah	2010	EVP, General Counsel and Corporate Secretary	48
Fordham, Scott	2020	Chief Operating Officer	62

Bell, James — Director

Mr. Bell is currently President and a Director of Dominion Lending Centres Inc. (a TSX V listed company) and serves as a Director of Paramount Resources Ltd. (a TSX listed energy company). Prior thereto, Mr. Bell was General Counsel for Olympia Financial Group Inc. (a TSX listed financial services company) and its wholly-owned subsidiary Olympia Trust Company (a non-deposit taking trust company) and had practiced securities and corporate commercial law as a partner at an international law firm until December 31, 2009. Mr. Bell has acted as legal counsel in connection with various commercial transactions as well as general securities and corporate finance matters. He serves on Paramount’s audit committee and is Chairman of Paramount’s compensation committee. Mr. Bell graduated from the University of Saskatchewan with a Bachelor of Laws degree in 1999. He completed the Canadian Securities Course in January 2014 and the Partners, Directors and Senior Officers course in February 2014.

Gahn, R. Scott — President and CEO and Director

Mr. Gahn was appointed as the president and chief executive officer of Just Energy on August 2, 2019 and was formerly Executive Vice President and Chief Operating Officer of Just Energy until June 2011.

Mr. Gahn was appointed to the Company’s board of directors on December 17, 2013. Mr. Gahn is also currently serving as Chairman of Modern System Concepts, Inc., a Houston-based life-safety and security firm. Mr. Gahn has a long history in the deregulated energy industry having served on the Texas ERCOT board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for 29 years. He was one of the founding shareholders and Chief Executive Officer of Just Energy Texas L.P. which was purchased by Just Energy in 2007, and in that capacity was responsible for North American Wholesale energy supply operations and business developments.

Horton, Anthony — Executive Chair

Mr. Horton is currently Chief Executive Officer of AR Horton Advisors. He also serves as an independent director for Neiman Marcus’ Mariposa Holdings, Travelport, Seadrill Partners, Arena Energy, and Chairman of NanoLumens. Mr. Horton has also served on the board of directors and committees of companies involved in turnarounds and restructuring matters. Mr. Horton has more than 25 years of energy and technology experience and was Executive Vice President and Chief Financial Officer at Energy Future Holdings and Senior Director of Corporate and Public Policy at TXU Energy. Mr. Horton holds a Masters of Professional Accounting and Finance from the University of Texas at Dallas/Arlington and a BBA in Economics and Management from the University of Texas at Arlington. He is a Certified Public Accountant, Chartered Financial Analyst, Certified Management Accountant and Certified Financial Manager.

Murray, Steven — Director

Mr. Murray was President and Chief Executive Officer of Primus Green Energy. Mr. Murray was previously President of Avangard Innovative and Executive Director of Conway MacKenzie. He was also the Chief Operating Officer of Direct Energy and President of Direct Energy Residential, where he led the successful turnaround of the largest deregulated energy company in North America. Mr. Murray has successfully executed 7 turnarounds in the last 15 years in industries ranging from retail energy to steel to chemicals to upstream and recycling. Mr. Murray holds a first-class honors degree in Chemistry from Edinburgh University.

Ross, Dallas H. — Director

Mr. Ross is a General Partner and Founder of Kinetic Capital Partners in Vancouver, BC whose equity capital and strategic attention is focused on controlling positions in several private companies in the United States with substantial value creation underway. Mr. Ross is Chair or Senior Director of those private companies. Mr. Ross currently also serves on public company boards: he is Chair of Rogers Sugar; Director and Chief Financial Officer of Westshore Terminals; and a Director of Canfor Corporation. Previously he was a Director of Catalyst Paper and was brought in to assist with its financial restructuring as Chair of its Strategic Alternatives Committee; and previously was a Director of Futureshop.com. Mr. Ross was on the Board and Chair of the Campus Task Force and on the Executive Committee of Crofton House School during its substantial campus rebuild. Prior to Kinetic Capital Partners, Mr. Ross was Managing Director Investment Banking in Vancouver and Managing Director Mergers and Acquisitions in Toronto with Scotia McLeod. Mr. Ross holds a Bachelor of Commerce (Honours) from the University of British Columbia, qualified as a Chartered Accountant and has completed the Canadian Securities course and the Partners, Directors and Officers course.

Schaefer, Stephen — Director

Mr.  Schaefer currently serves as Chairman of the Board for Genon Holdings, Inc. and Texgen Power, LLC. He previously served on the Board of directors for Homer City Holdings LLC, Element Markets LLC and HB2 Inc. Mr. Schaefer has been actively involved in the deregulated natural gas and electricity markets since 1993. He was a Partner with Riverstone Holdings, a private equity firm focused on energy investing, from 2004 to 2015. While at Riverstone, he served on two of its investment committees and was primarily responsible for conventional power and renewable energy investments. Prior to joining Riverstone, Mr. Schaefer was a Managing Director with Huron Consulting Group, where he founded and headed its Energy Practice. From 1998 to 2003, Mr. Schaefer was Managing Director and Vice President with Duke Energy North America. Mr. Schaefer is a Chartered Financial Analyst and received his B.S., magna cum laude, in Finance and Accounting from Northeastern University in 1987.

Zlotnik, Marcie — Director

Ms. Zlotnik was the co-founder and Chairman of the Board of StarTex Power, until its sale to Constellation Energy in 2011, and earlier she was co-founder, President, Principal Accounting Officer and a member of the Board of Gexa Energy. Ms. Zlotnik also served on the Board of Crius Energy, one of the largest independent energy retailers in the United States. Zlotnik is the past chair of the Deans Advisory Council at the University of Texas, McCombs School of Business, recently served on the McCombs School Deans search committee and serves on the advisory board of the Gulf Coast Power Association (GCPA). She was an elected member of the Texas ERCOT board, served as a Board Member of TEXALTEL, the association of Texas telecommunication providers, and was a co-founder and Board Member of Texas Energy Association of Marketers (TEAM). Ms. Zlotnik is the 2018 recipient of the GCPA Pat Wood Power Star, in recognition of her significant contributions towards the advancement of competitive energy markets in Texas, the inaugural recipient of the GCPA empowerment Award and was inducted into the University of Texas at Austin McCombs School of Business Hall of Fame in 2015. Ms. Zlotnik earned a Bachelor of Business Administration in Accounting from the University of Texas at Austin.

Brown, James — Chief Commercial Officer

Mr. Brown was appointed as Chief Commercial Officer of Just Energy Group Inc. in September 2020. He most recently served as the Company’s Chief Financial Officer since April 2018. Mr. Brown joined Just Energy in April 2013 as a Senior Vice President responsible for commodity settlements, and later served as the President of Hudson Energy, responsible for Just Energy’s commercial business. Prior to joining Just Energy, he was the Vice President of Accounting and Finance for Gexa Energy, a subsidiary of Nextera Energy Inc. Prior to that Mr. Brown was a Vice President of Accounting at Constellation Energy Resources Group. Jim received a BA in Accounting from the University of Houston.

Carter, Michael — Chief Financial Officer

Mr. Carter was appointed as the Chief Financial Officer of Just Energy on September 28, 2020. Mr. Carter’s broad industry experience includes holding key roles in finance, corporate planning and treasury, corporate development and operations. Mr. Carter most recently served as Senior Vice President, Finance at Hunt Power & Hunt Utility Services, an affiliate of Hunt Consolidated, Inc. Prior to his time at Hunt, he held the positions of Senior Vice President, Corporate Planning and Assistant Treasurer and Senior Vice President, Corporate Development at Energy Future Holdings Corporation (the predecessor of the parent company of Vistra Corporation). He holds a Bachelor of Science, Accounting, from Louisiana State University in Shreveport.

Davids, Jonah — General Counsel

Mr. Davids joined the company in December 2007 and currently holds the position of Executive Vice President, General Counsel and Corporate Secretary. Prior to this, Mr. Davids held the position of Senior Vice President, Legal & Regulatory and General Counsel. Before joining Just Energy, Mr. Davids practiced corporate and commercial law at McMillan LLP for many years. Mr. Davids is also a Director of ecobee, Inc.

Fordham, Scott — Chief Operating Officer

Mr. Fordham joined Just Energy in early-2020 and currently holds the position of Chief Operating Officer. Prior to this, Mr. Fordham held the position of Senior Vice President-Finance and Chief Accounting Officer. Mr. Fordham has significant hands-on industry experience, including his leadership roles as President of Acclaim Energy, and Chief Executive Officer and President of Champion Energy Services. He has had considerable success in achieving organic sales growth, developing effective organizational structures, leading rebranding and implementing customer satisfaction initiatives. He holds a Bachelor of Business Administration in accounting from The University of Texas at Austin.

B.     Compensation

The following table sets forth information about compensation awarded to, earned by, or paid to the Company’s non-management directors in respect of fiscal 2021:

All compensation amounts are in USD.

Director	Base Retainer (USD$)(4)	Chair and Committee Fees (USD$)(5)	Annual Total (USD$)
Bell, James(1)	190,000	10,000	200,000
Gahn, R. Scott(3)	—	—	—
Horton, Anthony(3)	—	—	—
Murray, Steven(1)	190,000	25,000	215,000
Ross, Dallas H.(1)(6)	247,813	52,000	300,313
Schaefer, Stephen(1)	190,000	25,000	215,000
Zlotnik, Marcie(1)	190,000	15,000	205,000
Higgins, Walter(2)(7)	57,813	22,500	80,313
Hollands, H. Clark(2)(7)	57,813	32,500	90,313
Weld, William F.(2)(7)	57,813	32,375	90,188

(1)	Elected to the Board of Directors at the Annual and Special Meeting of Shareholders held on August 27, 2020, and commenced serving on September 28, 2020 in accordance with the September Recapitalization. As of September 28, 2020, Mr. Bell was appointed the Chair of the Corporate Nominating and Governance Committee, Mr. Murray was appointed the Chair of Risk Committee, Mr. Schaefer was appointed the Chair of the Audit Committee and Ms. Zlotnik was appointed the Chair of the Compensation, Human Resources, Environmental and Health and Safety Committee. As of April 1, 2021, the Legislative and Regulatory Affairs Committee was established, with Ms. Zlotnik appointed as Chair.

(2)	Re-elected to the Board of Directors on June 26, 2019 and ceased to be on the Board of Directors as of September 28, 2020, under the September Recapitalization

(3)	Mr. Gahn does not receive any compensation for his board position and Mr. Horton’s board compensation received prior to his appointment as the Company’s Executive Chair is reported in the Management Compensation table below as he became Executive Chairman effective March 1, 2021.

(4)	Commencing September 28, 2020, the annual base retainer for each non-management director is USD $190,000. Each of the Directors that was appointed, other than Ms. Zlotnik, elected to receive their entire annual base annual retainer and chair fees up-front fully vested Deferred Share Units (“DSUs”) under the 2020 Equity Compensation Plan. Ms. Zlotnik elected to receive 75% of her base retainer fee and 100% of her chair fees up-front in fully-vested DSUs. The remainder of Ms. Zlotnik’s base retainer fee was paid quarterly in cash in arrears.

(5)	Each of the Chairs of the Audit and Risk Committee receives an additional annual fee of USD $25,000. The Chair of the Compensation, Human Resources, Environmental and Health and Safety Committee receives an additional annual Chair fee of USD $15,000. The Chair of the Governance Committee receives an additional annual fee of USD $10,000. The Chair of the Special Committee receive an additional annual fee of USD $100,000. Effective April 1, 2021, the Chair of the Legislative and Regulatory Affairs Committee receives an additional annual fee of USD $100,000. The Special Committee was disbanded on September 28, 2020.

(6)	Mr. Ross was re-elected to the Board of Directors at the Annual Meeting of Shareholder held on June 26, 2019 and was re-elected to the Board of Directors at the Annual and Special Meeting of Shareholders held on August 27, 2020, to commence serving as of September 28, 2020, in accordance with the September Recapitalization. Mr. Ross was Chair of the Special Committee until it was disbanded on September 28, 2020.

(7)	Prior to the September Recapitalization, non-management Directors were required to receive a minimum of 15% of their Base Retainer fee in Deferred Shares Grants (“DSGs”) but could elect to take all or a portion of the balance of their Base Retainer and Chair and Committee fees in DSGs.

The table below sets forth information about compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2021:

Name and principal position	Base Salary(1)	Share-based awards(2)		Annual Incentive plans(3)	All other compensation(8)		Total Compensation
Brown, James (CFO from April 2018 to September 2020) CCO(10)	660,950	595,941	(4)	247,856	15,952		1,520,699
Carter, Michael CFO(10)	297,427	655,856	(5)	74,357	10,067		1,037,707
Davids, Jonah EVP, General Counsel and Corporate Secretary	440,000	593,656	(6)	165,000	13,538		1,212,194
Fordham, Scott COO	508,423	358,907	(7)	186,347	30,331		1,084,008
Gahn, R. Scott President and CEO(4)	1,057,520	598,500		Nil	21,150		1,677,170
Horton, Anthony Executive Chair(4)	66,095	284,209	(9)	Nil	317,256	(8)	667,560

(1)	The amount of Base Salary for each individual disclosed in the above table reflects the amount actually received by such individual for the year ended March 31, 2021. The annual Base Salary for each individual is as follows: Mr. Brown (USD $500,000), Mr. Carter (USD $450,000), Mr. Davids (CAD $440,000), Mr. Fordham (USD $425,000), Mr. Gahn (USD $800,000) and Mr. Horton (USD $600,000). The compensation for all U.S. employees is converted to CAD at the yearly average exchange rate of $1.3219

(2)	Under the Company’s 2020 Equity Compensation Plan (the “Equity Plan”) approved as part of the September Recapitalization, Just Energy may issue Options, Restricted Share Units (“RSUs”), Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”) to the employees and directors of the Company. Under the Equity Plan, 650,000 options were issued to certain members of management on October 12, 2020 with an exercise price of $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 and the five-day volume weighted trading price as of October 9, 2020. The estimated market price of the options was $5.70 based on the Black Scholes option pricing model. The options vest over a three-year period, with one third vesting at the end of each year, and the option value is being amortized as share-based compensation over the vesting period of the options. These options will expire 5 years from the grant date.

(3)	Each of the individuals listed in the above table, other than Messrs. Horton and Gahn, participated in the Company’s Fiscal 2021 quarterly and annual bonus program (the “Fiscal 2021 Annual Incentive Plan”). Each participant was eligible for a quarterly Q1, Q2 and Q3 bonus of up to 12.5% of their base salary in each of the first three quarters of the Fiscal year, as well as an annual bonus of up to 100% of their base salary less amounts paid under the quarterly bonuses. Bonus payments in the first three quarters were paid based upon the Company exceeding the quarterly Base EBITDA targets. The annual bonus amount is paid upon the Company exceeding its annual Base EBITDA target. In Fiscal 2021, the Company exceeded its Base EBITDA targets in each of the first three quarters and the maximum amount of each quarterly bonus was paid. While the Annual Base EBITDA target was exceeded by the Company in Fiscal 2021, due to the Weather Event, the Board used its discretion not to pay an annual bonus. All payments are made in cash, subject to applicable taxes and deductions, within 60 days or as close as possible following the release of the financial results for each fiscal quarter. While Mr. Gahn did not participate in the quarterly bonus program, he was entitled to an annual bonus of up to 100% of his base salary, provided that the Company exceeds the annual Base EBITDA target. While the Annual Base EBITDA target was exceeded by the Company in Fiscal 2021, due to the Weather Event, the Board used its discretion not to pay an annual bonus.

(4)	Includes 3,133 Restricted Share Grants (“RSGs”) issued to Mr. Brown under the Company’s 2010 Restricted Share Grant Plan (which has since been retired) at a price of $8.28 on September 28, 2020. The RSGs were exchanged for 1,900 Common Shares with 1,233 RSGs cancelled for tax withholding.

(5)	Includes 23,513 fully vested RSUs issued to Mr. Carter on October 9, 2020, based on the 5-day volume weighted trading price of USD $6.3794. On December 17, 2020, Mr. Carter exchanged the 23,513 RSUs for 16,541 Common Shares with 6,972 RSUs cancelled for tax withholding.

(6)	Includes 2,857 Performance Bonus Grants (“PBGs”) issued to Mr. Davids under the Company’s 2010 PBG Plan (defined below) (which has since been retired) at a price of $8.28 on September 28, 2020. The RSGs were exchanged for 1,327 Common Shares with 1,530 RSGs cancelled for tax withholding.

(7)	Includes 25,000 RSGs issued to Mr. Fordham under the Company’s 2010 Restricted Share Grant Plan (which has since been retired) at a price of $0.41 on July 3, 2020. On September 28, 2020, the RSGs were consolidated into 757 units after the September Recapitalization. Mr. Fordham was also issued 804 RSGs at a price of $8.28 on September 28, 2020, making the total number of RSGs 1,561. These RSGs were exchanged for 1,180 common shares with 381 RSGs cancelled for tax withholding.

(8)	For executives other than Mr. Horton, these amounts represent contributions by the Company to each of the Employee Stock Purchase Plan (U.S.), the Employee Profit Sharing Plan (Canada), Deferred Profit Sharing Plan (Canada) and 401K (US) contributions as well as restricted share grants and/or performance bonus grants issued pursuant to the Restricted Share Grant Plan and the Performance Bonus Grant Plan, respectively. Each of Restricted Share Grant Plan and the Performance Bonus Grant were retired as part of the September Recapitalization. For Mr. Horton, this amount represents payment made to him pursuant to a consulting agreement between Mr. Horton and the Company dated November 8, 2019 (as amended from time to time) and terminated on September 16, 2020.

(9)	On October 12, 2021, Mr. Horton was paid US$190,000 as his Base Retainer Fee and US$25,000 as his Board Chair Fee, in fully vested DSUs, at five-day volume weighted trading price as of October 9, 2020 of US$6.3794.

(10)	Mr. Brown was Chief Financial Officer until September 28, 2020, when he transitioned to the role of Chief Commercial Officer. Mr. Carter became Chief Financial Officer of Just Energy on September 28, 2020.

Employee Benefit Plans

Just Energy has a long-term incentive plan (the “Canadian Plan”) for all regular full time and part time employees working for its Canadian subsidiaries. The Canadian Plan consists of two components: a deferred profit sharing plan (“DPSP”) and an employee profit sharing plan (“EPSP”). For participants of the DPSP, Just Energy contributed an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributed an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares, on a matching, one-for-one basis. Just Energy suspended participation in the EPSP as of March 9, 2021 due to the CCAA filing.

Just Energy also has a U.S. long-term incentive plan (the “U.S. Plan”) for all regular full time and part time employees working in the United States. The U.S. Plan consists of two components: 401(k) plan (“401(k)”) and an employee share purchase plan (“ESPP”). For participants of the 401(k), Just Energy contributed an amount equal to a maximum of 4% per annum of an employee’s base earnings on a matching, one for one basis. For the ESPP, Just Energy contributed an amount up to a maximum of 3% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Employees that wished to participate in both plans were eligible for a maximum matching of up to 5% of an employee’s base earnings. Just Energy suspended participation in the ESPP as of March 9, 2021 due to the CCAA filing.

2020 Equity Compensation Plan

The 2020 Equity Compensation Plan (the “Plan”) was approved by the Directors as part of the September Recapitalization and allows for the Company to issue Options and Share Appreciation Rights, Restricted Share Units (“RSUs”), Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”) to the employees and directors of the Company. The Plan is intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating the performance of selected eligible persons of high caliber and potential upon whose judgement, initiative and effort the Company is largely dependent for the successful conduct of its business, and to encourage and enable such eligible persons to acquire and retain an equity interest in the Company. Eligible person means a director, an employee or a service provided of the Company or a related entity of the Company. The aggregate number of Common Shares that can be issued under the plan cannot exceed 5% of the outstanding Common Shares.

Options and Share Appreciation Rights vest as to one-third (1/3) of the Award on the 1st, 2nd and 3rd anniversaries of the grant. The value of such award is to be calculated at the grant date using Black Sholes valuation model and accrued over the vesting period.

Unless otherwise specified by the Board, RSUs hold ratable vesting, at a rate of 1/3 per year over a 3-year period.

The maximum dollar value of Awards issued annually to each Director shall not exceed $150,000 for all awards; and $100,000 for such awards that are Options. These limits shall not apply to DSUs granted to a Director in lieu of any cash retainer or meeting fees and such DSUs shall not be included in determining the limits where the aggregate accounting fair value on the date of grant of such DSUs is equal to the amount of the cash retainer or meeting fees in respect of which such DSUs were granted.

With regards to PSUs, the default performance period is the 36-month period beginning on the first date and ending on the last day of Company’s fiscal year. Target milestones for each performance period are determined by the Board based on measurable performance criteria established by the Board in advance.

The vesting periods and related terms for awards issued under this plan are documented in an award agreement provided to Eligible Persons. In the event of a termination without cause, Eligible Persons are entitled to pro-rata vesting of Awards.

Restricted Share Grant Plan

Prior to September 28, 2020, pursuant to the Restricted Share Grant Plan (the “RSG Plan”) certain other employees of, and consultants to, Just Energy (individually an “RSG Grantee”) may have been entitled, payable in fully paid RSGs which vested at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 5 years from the Grant Date, provided that on applicable Vesting Dates the RSG Grantee continued to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan was an umbrella plan which governed: (i) RSGs previously granted to a RSG Grantee under employment agreements; (ii) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates, including fully paid RSGs granted as a signing bonus; and (iii) the fully paid long-term retention RSGs granted to certain executives. Fully paid RSG’s were, subject to vesting and the cash out option described below, exchangeable into fully paid Common Shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one common share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee was entitled was determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term targeted incentive bonus to which such Grantee was entitled and/or elected to receive, and which was payable in fully paid RSGs, by the simple or weighted average of the closing market price of the Common Shares on the TSX for periods ranging between 5 and 10 days for RSGs granted immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs were granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price.

Pending the exchange of fully paid RSGs for Common Shares, the RSG Grantee was entitled to receive quarterly cash distributions from Just Energy equal to the quarterly dividends such Grantee would otherwise be entitled to receive if the RSGs were Common Shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vested in certain circumstances on the happening of certain events including: death, a change of control combined (other than long-term retention RSGs), dismissal without cause and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and an executive to settle upon a further employment arrangement at the end of term. RSGs did not carry the right to vote. The total number of Common Shares which may be made available to any RSG Grantee under the RSG Plan together with any Common Shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding Common Shares at the Grant Date. RSGs are not assignable.

Holders of RSGs who were U.S. residents, were required to exchange all RSGs which vested during a calendar year prior to the end of the calendar year in which they vested.

The RSG Plan was retired as of September 28, 2020 under the September Recapitalization and all outstanding RSGs were exchange for Common Shares or cancelled.

Performance Bonus Incentive Plan

Prior to September 28, 2020, the Performance Bonus Grant Plan (the “PBG Plan”) operated in parallel with the RSG Plan for employees that were resident in Canada. Under the terms of the PBG Plan, any eligible employee may be granted a number of PBGs, the number of which is determined by the Compensation Committee based on certain pre-defined operational, financial and growth factors contained in the employment agreements for most employees as approved by the compensation committee and board, for the purpose of increasing long-term shareholder value and return. The number of PBGs to be granted to an employee was equal to the result obtained by dividing an employee’s annual performance bonus by the simple average of the TSX closing price for Just Energy Common Shares for the five consecutive trading days preceding a Grant Date — usually Just Energy’s year end i.e., March 31. PBGs may also be awarded to an employee in a fixed amount on a fully paid basis.

Subject to the terms and conditions of the PBG Plan, PBGs entitled the holder to be paid in three equal installments — as to one third thereof on each of the first, second and third anniversaries of the date of grant of such PBGs. On the applicable Vesting Date, Just Energy, at its sole discretion, had the option of settling payment for the PBGs, to which the holder was entitled in the form of either cash or in Common Shares which may either be acquired by Just Energy on the TSX on which the Common Shares are listed or be issued from the treasury of Just Energy, or some combination thereof. The PBG Plan did not contain any provisions for financial assistance to the Grantee by Just Energy in respect of PBGs granted thereunder. To the extent the committee determined to pay all or a portion of the PBGs subsequent to a Vesting Date in Just Energy Common Shares, one common share was issued for each PBG. To the extent the committee determined to pay all or a portion of the PGBs subsequent to a Vesting Date in cash, the amount was determined equal to the product of: (i) the number of vested PBGs and (ii) the simple average closing trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding such Vesting Date less any withholding taxes. The PBG Plan provided that the maximum number of Common Shares reserved for issuance from treasury pursuant to the exchange of outstanding PBGs issuable under the PBG Plan shall be 4 million, which was approximately 2% of the Common Shares outstanding. The aggregate number of PBGs which could be granted to any single employee could not exceed 5% of the issued and outstanding Common Shares, calculated on an undiluted basis. In addition, the number of Common Shares: (a) issuable to insiders at any time, and (b) issued to insiders within any one year period, under all security based compensation arrangements of Just Energy, could not exceed 9% of the issued and outstanding Common Shares. The expiry date of all PBGs granted pursuant to the PBG Plan could not extend beyond December 31 of the third year following the year in which the PBGs were granted. In the event of a change of control of Just Energy, the Vesting Date(s) applicable to all outstanding PBGs would be accelerated such that the balance of the payments to be made attaching to such PBGs would be paid immediately prior to the date upon which the change of control is completed.

Holders of PBGs, whether vested or unvested, were entitled to receive an incremental quarterly cash bonus or distribution per PBG on a dividend payment date equal to the same amount received by holders of Common Shares as a dividend on the Just Energy dividend payment date.

The PBG Plan was retired as of September 28, 2020 under the September Recapitalization and all outstanding PBGs were exchange for Common Shares or cancelled.

C. Board practices

The Company’s current Directors were elected on September 28, 2020, and their term shall run until the Company’s next Annual General Meeting. The Company does not provide severance benefits to directors upon termination of their service as a director.

Board Committees

During Fiscal 2021, Board delegated certain responsibilities to its Committees, which included, (i) the Audit Committee; (ii) the Compensation Human Resources, Environmental and Health and Safety Committee (the “Compensation Committee”); (iii) the Risk Committee; (iv) the Nominating and Corporate Governance Committee; (v) the Special Committee; and the (vi) Legislative and Regulatory Affairs Committee. Each of the Company’s board committees operates under its written mandate which has been adopted by the Board of Directors, copies of which may be found on the Company’s website at investors.justenergy.com.

Audit Committee

The Company’s Audit Committee is comprised of Stephen Schaefer (Chair), James Bell, Dallas Ross, and Marcie Zlotnik. The Company’s Board of Directors has determined that each member of the Audit Committee is independent as defined by applicable securities laws and stock exchange requirements. Mr. Stephen Schaefer is an “audit committee financial expert” within the meaning of Form 20-F General Instruction E(a) and (b) and Instruction 1 to Item 16A of Form 20-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the New York Stock Exchange.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities primarily through (i) overseeing the integrity of the financial statements and financial reporting process and the Company’s systems of internal accounting and financial controls; (ii) overseeing the performance of the internal auditors; (iii) recommending the selection of, retaining and monitoring the independence and performance of the Company’s outside auditors, including overseeing the audits of the Company’s financial statements, and approving any non-audit services; and (iv) facilitating communication among the outside auditors, management, internal auditors and the Board.

Compensation Committee

The Company’s Compensation Committee members are Marcie Zlotnik (Chair), James Bell, Steven Murray, Dallas Ross and Stephen Schaefer. The Company’s Board of Directors has determined that each member of the Compensation Committee is independent as defined by applicable securities laws and stock exchange requirements.

The Compensation Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) key compensation and human resources policies; (ii) the compensation of each named executive officers as disclosed in the Company’s management information circular; (iii) executive management succession and development; (iv) health, safety and environmental matters; and (v) all other matters normally associated with compensation and policies under Applicable Legislation. The Compensation Committee reviews, at least annually, its duties, responsibilities and performance in order to determine if any changes in practices of the Compensation Committee or amendments to its mandate are necessary

D. Employees

The following tables provides the number of employees as at March 31, 2021, March 31, 2020 and March 31, 2019 by location:

Location	March 31, 2021	March 31, 2020	March 31, 2019
Canada	360	364	467
US	386	341	751
International	270	281	389

E. Share ownership.

The following table provides the share ownership of the directors and executive officers of the Company as at June 25, 2021:

Name	Common Shares (Percent of Total Common Shares)(1)	Options(2)	DSUs
Directors
Bell, James	—	—	31,351
Gahn, R. Scott	818 (.002%)	105,000	1,544
Horton, Anthony	12,420 (0.03%)	—	33,702
Murray, Steven	NIL	—	33,702
Ross, Dallas H.	8,475 (0.02%)	—	32,293
Schaefer, Stephen	20,000 (0.04%)	—	33,702
Zlotnik, Marcie	—	—	24,689
Senior management
Brown, James	27,430 (0.06%)	100,000	—
Carter, Michael	16,541 (0.03%)	80,000	—
Davids, Jonah	7,137 (0.01%)	100,000	—
Fordham, Scott	2,624 (0.005%)	60,000	—

(1)   Common Shares held by such Directors and Officers do not have different voting rights.

(2)   Under the Company’s Equity Plan, 650,000 options, exercisable for Common Shares of the Company, were issued to management on October 12, 2020 with an exercise price of $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 or the five-day volume weighted trading price as of October 9, 2020. The estimated market price of the options was $5.70 based on the Black Scholes option pricing model. The options vest over a three-year period and the option value is being amortized as share-based compensation over the vesting period of the options. These options are expiring in 5 years from the grant date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of June 28, 2021, certain funds managed by the Pacific Investment Management Company (“PIMCO”) own 13,872,207 Common Shares, representing 28.9 percent of the Company’s issued and outstanding Common Shares. These shares were issued to PIMCO in conjunction with the September Recapitalization that was completed on September 28, 2020.

As of June 22, 2021, the Company has 42 registered shareholders located in the United States, holding a total of 6,818,340 Common Shares.

There are no arrangements, known to the Company, the effect of which may at a subsequent date result in a change in control of the Company.

As of June 28, 2021, the Company is not aware of any person holding a greater than 5% registered interest in any class of its voting securities, other than as set forth above. The above listed shareholder does not have any special or separate voting rights than those rights held by the Company’s other shareholders.

B. Related party transactions

Other than the September Recapitalization and DIP Facility, Just Energy did not have any material transactions with any individuals or companies that are not considered independent during the year ended March 31, 2021.

Pacific Investment Management Company (“PIMCO”) through certain affiliates became a 28.9% shareholder of the Company as part of the September Recapitalization. On March 9, 2021, certain PIMCO affiliates entered into a term sheet (the “DIP Term Sheet”) with the Company to make DIP Facility for USD $125 million. Pursuant to the terms of the DIP Facility, the DIP Facility will bear interest at 13% per annum, calculated and payable quarterly in cash in arrears on the last business day of each calendar quarter (commencing on June 30, 2021). Amounts drawn under the DIP Facility are secured by a super priority charge on the Company’s assets, pursuant to the Court Orders. The Company was obligated to pay a commitment fee of US$1.25 million and an origination fee of US$1.25 million.

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

See “Part III, Item 18 — Financial Statements.”

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the Weather Event.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court (the “Ohio Court”) claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Ohio Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Ohio Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit (the “Appeals Court”) on October 25, 2018 and provided a bond to the Ohio Court to cover the potential damages. On August 31, 2020, the Appeals Court denied the appeal in a 2-1 decision. On February 2, 2021, Just Energy filed a petition for certiorari seeking the United States Supreme Court (the “Supreme Court”) review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. On June 7, 2021, the Supreme Court denied Just Energy’s petition for certiorari. The Company accrued approximately $5.7 million in the last quarter of fiscal 2021 in connection with this matter and expects to make this payment promptly.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Mr. Omarali’s request for certification, but refused to certify Mr. Omarali’s request for damages on an aggregate basis and refused to certify Mr. Omarali’s request for punitive damages. Mr. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities and Exchange Act of 1934 (the “Exchange Act”). The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

Dividends

Just Energy does not currently pay a dividend on its Common Shares and we do not expect to pay any dividends in the foreseeable future. In the future, the ability to pay dividends on Common Shares and the actual amount of dividends on Common Shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including emergence from CCAA), future issuances of preferred shares or indebtedness and the sustainability of margins.

B. Significant changes

Securitization under House Bill 4492

On June 16, 2021, Texas House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event through certain securitization structures, became law in Texas. HB 4492 addresses securitization of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”).

HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load-serving entities, including Just Energy. The timing of any such request by ERCOT, the details of the financing mechanism and the process to apply for recovery of the Costs are undetermined at the time of this filing. The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will recover approximately USD$100 million of Costs.The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs.

ITEM 9. THE OFFER AND LISTING

A.4    The Common Shares of the Company were halted from trading on the TSX on March 9, 2021 and the Company delisted from the TSX on June 3, 2021. The Company has listed its Common Shares on the TSX-V as of June 4, 2021 under the symbol “JE”. In addition, the Company was delisted from the NYSE on March 22, 2021 and was listed on the OTC under the symbol “JENGQ” on March 23, 2021.

C. Markets.

The Company’s Common Shares trade on the TSX-V as of June 4, 2021 under the symbol “JE” and on the OTC under the symbol “JENGQ” as of March 23, 2021.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and articles of association

The following is a summary of the Company’s Articles and By-laws. This summary is not exhaustive and is qualified in its entirety by the actual provisions within the Articles and the By-laws themselves and applicable provisions of the Canada Business Corporations Act (“CBCA”). For more complete information, you should read our By-laws, which have been filed as an exhibit to this Annual Report and incorporated by reference herein.

Corporate Registration

Just Energy is a corporation incorporated under the Canada Business Corporations Act on January 1, 2011, pursuant to a plan of arrangement approved by unitholders of the Just Energy Income Fund on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010. The predecessors of the Company were founded in 1997 and went public on the Toronto Stock Exchange in April of 2001. On February 6, 2017, the Company filed Articles of Amendment.

Objects and Purposes

The Company’s Articles do not specify objects or purposes.

Powers of Directors

The Company’s Articles provide that the Board of Directors (the “Board”) or any committee of the Board, without authorization of the shareholders, may:

1. borrow money upon the credit of the Company;

2. issue, reissue, sell or pledge debt obligations of the Company;

3. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company:

4. give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

5. delegate to such one or more of the directors and officers of the Company certain powers to such extent and in such manner as it shall determine at the time of each delegation.

On August 14, 2019, the Board approved an amendment to the Corporation’s retirement policy to increase the retirement age to 78. Accordingly, the retirement policy for directors which, in effect, requires non-management directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected or starting from Just Energy’s April 2001 initial public offering and (b) attaining age 78. Special circumstances may exist or arise when it is in Just Energy’s best interests to waive the policy for up to a maximum of three years based on a director’s contribution and expertise subject to solid annual performance assessments.

Each non-management director is required to own a number of Common Shares and/or DSUs such that the value thereof at the commencement of each financial year of the Corporation shall equal at least two times the value of the annual base retainer received by such Director for the financial year of the Corporation. New Board have five years from the date of their appointment or election to become compliant with the equity holding requirement.

Description of Securities

The Company is authorized to issue an unlimited number of Common Shares and 50,000,000 Preferred Shares, issuable in series.

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per share at such meetings (other than meetings of another class of shares of the Company). The holders of Common Shares are, at the discretion of the Board and subject to the preferences accorded to the holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares.

The Board may at any time in accordance with the CBCA issue Preferred Shares in one or more series, each series to consist of such number of shares and rights, privileges, restrictions and conditions as may be determined by the Board prior to such issuance. Except where specifically provided by the CBCA, the holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting. The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Action Necessary to Change Rights of Shareholders

Under the Company’s Articles, the Board of Directors has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this Annual Report on Form 20-F.

Manner of Convening Annual and Special Meetings of Shareholders

Annual and special meetings of the shareholders may be called by the Board of Directors. Notice of a shareholder meeting shall be given not less than 21 days, and not more than 60 days, prior to the date of such meeting to each director, the auditor of the Company and each shareholder of record entitled to vote at the meeting. A quorum for any shareholder meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 25% of the total number of issued shares entitled to vote at the meeting. On May 26, 2021, the Ontario Court relieved any obligation of the Company to call and hold an annual meeting of its shareholders until further order of the Ontario Court.

Limitations on Rights to Own, Hold or Vote Securities

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote the Company’s Common Shares. There are also no such limitations imposed by the Company’s Articles or By-laws.

C. Material contracts

Except for contracts entered into by the Company in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Company and/or its Subsidiaries are the DIP Facility, the Credit Agreement, the Term Loan, the Note Indenture, the Lender Support Agreement and the Qualified Commodity/ISO Supplier Agreements, each of which is described herein and all as may be amended and restated or supplemented from time to time. Copies of the Company’s material agreements are available on the Company’s SEDAR profile at www.sedar.com or, since January 30, 2012, on the U.S. Securities Exchange Commission’s website at www.sec.com.

DIP Facility

In connection with the CCAA proceedings and in order to provide required liquidity during the CCAA process, on March 9, 2021, the Company and DIP Lenders, entered into the DIP Term Sheet with respect to the DIP Facility. Pursuant to the terms of the DIP Term Sheet, the DIP Facility will bear interest at 13% per annum, calculated and payable quarterly in cash in arrears on the last business day of each calendar quarter (commencing on June 30, 2021). Amounts drawn under the DIP Facility are secured by a super priority charge on the Company’s assets, pursuant to the Initial Order. The Company was obligated to pay a commitment fee of US$1.25 million and an origination fee of US$1.25 million. Subject to the terms of the DIP Term Sheet, proceeds of advances under the DIP Facility may be used to provide for general corporate and working capital purposes, including funding of the CCAA proceedings. The DIP Facility matures on the earlier of (i) December 31, 2021, (ii) implementation of a plan of compromise or arrangement under the CCAA proceedings, (iii) the expiry of the stay under the CCAA proceedings, (iv) the termination of the CCAA proceedings, and (v) the acceleration of the DIP Facility upon the occurrence and continuation of an Event of Default (as defined in the DIP Term Sheet).

In addition to customary affirmative covenant obligations, the DIP Facility provides for certain information delivery requirements including every four weeks (i) a new consolidated statement setting out the weekly projected cash flow forecasts of cash disbursements of the Borrowers (as defined in the DIP Term Sheet) for a 13-week period from the date of delivery thereof, which new statement shall replace the immediately preceding statement of cash flow forecasts in its entirety upon the DIP Lenders’ approval thereof, and (ii) a variance report setting out actual versus projected cash disbursements since the date of the Initial Order on an individual and aggregate basis. Additionally, the DIP Term Sheet requires that there will be no negative variance in the Company’s actual expenditures from that set out in the most recently approved budget for the previous four weeks, in excess of 20% on a cumulative basis for each individual line item, and 15% on an aggregate basis, excluding advisor fees and expenses as defined in the DIP Term Sheet.

The DIP Term Sheet also contains customary negative covenants restricting certain of the Company’s activities, including restrictions on the ability to incur indebtedness, incur liens, consummate certain fundamental changes, make investments, dispose of assets, enter into sale and lease transactions, and make restricted payments. Furthermore, the DIP Term Sheet contains customary events of default, in addition to the negative budget variance discussed above, as well as certain other CCAA proceeding related events. In the event of default, the interest rate will increase by an additional 2% per annum until amounts owing under the DIP Facility are repaid in full.

Credit Agreement and Lender Support Agreement

The Credit Agreement provides Just Energy with a credit facility of up to $335 million, which includes a $60 million letter of credit only facility. The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related intercreditor and security agreements, which provide for a joint security interest over all of Just Energy’s core assets in North America (excluding Filter Group Inc.). There are various covenants pursuant to the Credit Agreement that govern certain activities of Just Energy and its affiliates. The filing under the CCAA is an event of default under the Credit Agreement. Pursuant to the Orders, the lenders under the Credit Agreement have been stayed from taking any action with respect to the default without court authorization. On March 18, 2021, the lenders under the Credit Agreement and Just Energy and its affiliates entered into the Lender Support Agreement. Pursuant to the Lender Support Agreement, the lenders agree to continue to issue letters of credit on behalf of Just Energy and its affiliates provided that Just Energy repay advances under the Credit Agreement solely for the purpose of creating availability under the Credit Agreement to issue the letter of credit. Upon such letter of credit being reduced or returned, the lenders will advance the cash amount back to Just Energy. Under the Lender Support Agreement, the lenders have also agreed to continue certain cash management services for Just Energy and its affiliates. The Lender Support Agreement contains termination events, including the termination of the stay under the CCAA proceedings, the termination of the DIP Term Sheet and the termination of the Shell Support Agreement.

Term Loan

On September 28, 2020, Just Energy entered into the Term Loan as part of the September Recapitalization. The Term Loan contains usual and customary covenants for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates. The filing under the CCAA is an event of default under the Term Loan. Pursuant to the Orders, the lenders under the Term Loan have been stayed from taking any action with respect to the default without court authorization.

Note Indenture

On September 28, 2020, Just Energy entered into the Note Indenture as part of the September Recapitalization. On October 19, 2020, approximately $1.8 million of the notes were redeemed for no consideration. The filing under the CCAA is an event of default under the Note Indenture. Pursuant to the Orders, the holders of notes under the Note Indenture have been stayed from taking any action with respect to the default without court authorization.

Qualified Commodity/ISO Supplier Agreements

In connection with the filing under the CCAA, Just Energy entered into Qualified Commodity/ISO Supplier Agreements (as defined in the Initial Order) with each of Shell, BP and Macquarie, which provide standard payment terms for commodity supply and ISO services without the requirement for Just Energy to post collateral in the form of cash or letters of credit. A termination event under the Qualified Commodity/ISO Supplier Agreements could have a material and adverse effect on Just Energy’s liquidity position, as well as Just Energy’s financial condition, operating results and cash flows.

D. Exchange controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends, interest or other payments to nonresident holders of Common Shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to the 1980 Canada-United States Income Tax Convention. See “Part I. Item 10.E — Taxation” for additional discussion on tax matters.

E. Taxation

Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as defined below) of the Common Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This discussion is not binding on the U.S. Internal Revenue Service (or “IRS”), and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below. Further, except where specifically noted, the below discussion does not address the effects of any state, local or non-U.S. tax laws (or other tax consequences such as estate or gift tax consequences).

This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as defined below) investing in our Common Shares. This discussion of a U.S. Holder’s tax consequences and addresses only those persons that acquire and hold Common Shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power or value), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of Common Shares.

In addition, legislation enacted in the United States commonly known as the Tax Cuts and Jobs Act (“TCJA”) may also accelerate the timing when a holder must include income recognized with respect to our Common Shares. U.S. Holders should consult their own tax advisors in this regard.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable U.S. Department of the Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of our Common Shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our Common Shares through such an entity or arrangement.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our Common Shares should consult their own tax advisors.

You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non U.S. income and other tax considerations relating to the ownership and disposition of our Common Shares.

Cash Dividends and Other Distributions

As described above, the Company currently intends to retain any future earnings and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our Common Shares, subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by a U.S. Holder. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its common shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S.  Department of the Treasury has determined is satisfactory for these purposes. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our Common Shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Assuming we are not a PFIC and have not been treated as a PFIC during a U.S. Holder’s holding period for our Common Shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

The rules governing PFICs can have adverse tax effects on U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns Common Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.

We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our Common Shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. U.S. Holders should consult their own tax advisors regarding our potential PFIC status.

U.S. federal income tax treatment of a shareholder of a PFIC

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on its Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its Common Shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of its Common Shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year.

If we are classified as a PFIC, a U.S. Holder will generally be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s Common Shares on the last day our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC by reason of ownership of our Common Shares. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

PFIC “mark-to-market” election

In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Common Shares, provided that the Common Shares are “marketable.” Our Common Shares generally will be “marketable” if our Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Company’s Common Shares, previously traded on the NYSE, are now traded on the OTC in the U.S. The Common Shares are also traded on the TSX-V. U.S. Holders should consult their own tax advisors with respect to such rules.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in its Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its Common Shares over the fair market value of its Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to market election generally will adjust such U.S. Holder’s tax basis in its Common Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of Common Shares will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns Common Shares but before a mark-to market election is made, the adverse PFIC rules described above will apply to any mark-to market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable, in which case the election is automatically terminated.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election.

PFIC “QEF” election

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from such PFIC and by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election with respect to Common Shares if we are classified as a PFIC.

PFIC information reporting requirements

If we are a PFIC in any year, a U.S. Holder of Common Shares in such year will be required to file an annual information return on IRS Form 8621 regarding distributions received on such Common Shares and any gain realized on disposition of such Common Shares. In addition, if we are a PFIC, a U.S. Holder will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information return) relating to their ownership of Common Shares. This new filing requirement is in addition to the pre-existing reporting requirements described above that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Reporting Requirements and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the Common Shares and proceeds of the sale, exchange or redemption of the Common Shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

U.S. Holders that own certain “foreign financial assets” (which may include the Common Shares) are required to report information relating to such assets, subject to certain exceptions, on IRS Form 8938. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts (“FBAR”) with the U.S. Department of the Treasury. U.S. Holders should consult their own tax advisors regarding the applicability of FBAR and other reporting requirements in light of their individual circumstances.

Canadian Tax Implications for Non-Canadian Holders

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to the holding and disposition of Common Shares by a beneficial owner. This summary only applies to such a holder who, for the purposes of the Tax Act and at all relevant times: (1) is not, and is not deemed to be, resident in Canada for purposes of any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, Common Shares in a business carried on in Canada; (5) has not entered into, with respect to the Common Shares, a “derivative forward agreement” as that term is defined in the Tax Act and (6) holds the Common Shares as capital property (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances. Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the Common Shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (5% withholding tax rate applies if the recipient of the dividends is a company that is the beneficial owner of at least 10% of the voting stock of the payer). A disposition of Common Shares to us may in certain circumstances result in a deemed dividend.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a voting share, unless, at the time of disposition, the Common Shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the Common Shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the Common Shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the TSX-V, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non- Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose Common Shares may constitute “taxable Canadian property” should consult their own tax advisors.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE COMMON SHARES.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to the Corporate Secretary at 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1 or 5251 Westheimer Road, Suite 1000, Houston, Texas 77056. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com and on the SEC website at www.sec.gov. All the documents referred to are in English.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We also make available on our website’s investor relations page, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The risks associated with Just Energy’s financial instruments are as follows:

Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a significant portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has a policy to economically hedge between 50% and 100% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the three months ended March 31, 2021, assuming that all the other variables had remained constant, the net loss for the year ended March 31, 2021 would have been $6.6 million lower/higher and other comprehensive loss would have been $26.9 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $3.6 million in profit (loss) before income taxes for the year ended March 31, 2021 (2020 — $2.4 million).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity — all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the three months ended March 31, 2021 would have increased (decreased) by $138.8 million ($136.2 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Customer credit risk

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors, if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Although there is no assurance that the LDCs providing these services will continue to do so in the future, management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. For further details please refer to “Part III, Item 18, Financial Statements — Notes to the Financial Statements 7(b).”

The aging of the trade accounts receivable from the markets where the Company bears customer credit risk was as follows:

	As at March 31, 2021	As at March 31, 2020
Current	$58,737	$83,431
1-30 days	19,415	26,678
31-60 days	3,794	6,513
61-90 days	2,144	5,505
Over 90 days	10,446	35,252
	$94,536	$157,379

Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at March 31, 2021, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $1.1 million (2020 — $23.8 million) to accommodate for its counterparties’ risk of default.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counter party limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2021, the estimated counterparty credit risk exposure amounted to $35.6 million (2020 — $65.1 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities.

None.

B.	Warrants and rights

None.

C.	Other securities

None.

D.	American Depositary Shares

None.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year-end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013) to evaluate the effectiveness of its ICFR as at March 31, 2021. The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a material weakness as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim condensed Annual Financial Statements will not be prevented or detected on a timely basis.

Remediation of previously identified control activities and monitoring material weaknesses associated with control activities and monitoring activities regarding reconciliation and estimation procedures

Management enhanced its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Company deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations. During closing of the first and second quarters of fiscal 2021, management further increased the amount of personnel to perform the financial statement close and estimation processes for commodity suppliers’ payables, initial estimates and final costs incurred, to assist in the performance of balance sheet reconciliations. Additionally, the Company deployed a third-party reconciliation tool to further increase the rigour used in performance balance sheet reconciliations and continued training the finance and accounting team to utilize the tool as part of its normal reconciliation and financial statement close process.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, to control consciousness and to fostering a strong control environment. The Company hired additional personnel with expertise in finance and accounting, and within the retail energy sector, and has provided enhanced training regarding the importance and application of internal control to the teams addressing the material weaknesses. These activities were completed at January 1, 2021 and were tested for operational effectiveness through March 31, 2021. As at March 31, 2021, management has concluded it has completed remediation efforts of these material weaknesses.

Identification of control deficiency and ongoing remediation of material weakness within financial statement close process

Management’s evaluation of ICFR identified an ongoing material weakness resulting from the failure to operate several controls within the financial statement close process that allowed errors to manifest, and, the failure to detect them for an extended period of time, as follows:

Identification of control activities deficiency within financial statement close process

The Company did not design or maintain effective control activities to prevent or detect misstatements during theoperation of the financial statement close process, including form finalization of the trial balance to the preparation offinancial statements and the review of the financial statement disclosure checklist. As described within “Part III, Item18. Financial Statements — Note 5,” during the quarter ended March 31, 2021,management identified a presentation difference on the gross versus net sales presentation, which was notprevented or detected by controls within the financial statement close process. Management aggregated this controldeficiency into the ongoing financial statement close material weakness.

Ongoing remediation of previously identified control activities material weakness associated with financial statement close process

Management remains committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to foster improvement in the Company’s internal controls. These remediation efforts continue and are intended to address this identified material weaknesses and enhance the overall financial control environment. During closing of the first three quarters of fiscal 2021, management further increased the amount of personnel to perform the financial statement close process, including the hiring of a CFO and a controller, both with significant financial reporting and retail energy industry experience, promoting individuals within the team and training those individuals to perform their enhanced roles, and strengthening the managerial review process of the financial statement preparation. These enhancements remaining ongoing, and management continues strengthening the design and operational effectiveness of the financial statement preparation process, including the financial statement disclosure checklist; however, not enough time has elapsed to complete remediation efforts of this material weakness.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Other changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP (“E&Y”), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of March 31, 2021. A copy of E&Y’s report is available on page F-1.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Stephen Schaefer, an individual serving on the Audit Committee of the Company’s Board of Directors, is an ‘‘audit committee financial expert’’ within the meaning of Form 20-F General Instruction E.(a) and (b) and Instruction 1 to Item 16A of Form 20-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the New York Stock Exchange.

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

ITEM 16B.	CODE OF ETHICS

The Company has adopted the Code of Business Conduct and Ethics Policy, which applies to all our employees and directors, including our Chief Executive Officer, our Chief Financial Officer, and other senior financial officers. The Company’s Code of Business Conduct and Ethics Policy is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. The Company’s Code of Business Conduct and Ethics Policy is posted on the Company’s website and may be accessed at www.justenergy.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES?

The following table summarizes the fees charged by Ernst & Young LLP for certain services rendered to the Company during fiscal 2021 and fiscal 2020.

	For the year ended March 31, 2021	For the year ended March 31, 2020
Audit fees(1)	2,564	2,153
Audit-related fees(2)	315	1,372
Tax fees(3)	938	650
All other fee(4)	15	895
Total	3,832	5,070

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for the audit of our annual financial statements.

(2) “Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.

(3) ‘‘Tax fees’’ means the aggregate fees billed in each of the fiscal years for professional services rendered by Ernst & Young LLP for tax compliance and tax advice and related services .

(4) “All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.      CORPORATE GOVERNANCE

The Company has an active Board of Directors to guide its operations and ensure transparency to investors. Just Energy’s corporate governance committee meets the recommended standards established by the Canadian and U.S. Securities Administrators and other shareholder groups. The Company’s Board of Directors currently comprises the Executive Chair, the CEO, and five non-management directors. The Board has delegated certain decisions to its committees that are comprised of non-management directors only. The current committees are the Audit Committee; Risk Committee; Nominating and Corporate Governance Committee; Compensation, Human Resources, Environmental and Health and Safety Committee; and the Legislative and Regulatory Affairs Committee.

ITEM 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS

See Item 18. — “Financial Statements”.

ITEM 18.      FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Just Energy Group Inc.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Just Energy Group Inc.’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO criteria”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Just Energy Group Inc. (the “Company”) has not maintained effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: an aggregation of deficiencies within the financial statement close process impacting the control activities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of March 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated June 27, 2021, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

BASIS FOR OPINION

Just Energy Group Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on Just Energy Group Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Just Energy Group Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

June 27, 2021

F-1	JUST ENERGY | ANNUAL REPORT 2021

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Just Energy Group Inc.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated statements of financial position of Just Energy Group Inc. as of March 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended March 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. at March 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Just Energy Group Inc.’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and our report dated June 27, 2021 expressed an adverse opinion on the effectiveness of Just Energy Group Inc.’s internal control over financial reporting.

JUST ENERGY GROUP INC.’S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that Just Energy Group Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, Just Energy Group Inc. is currently undergoing Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceedings and the debt has been classified in the consolidated Financial Statements as a current liability and contributes to the net current liability position at March 31, 2021. Just Energy Group Inc. has stated that these conditions, along with other matters as set forth in Note 3, indicate the existence of material uncertainties that raise substantial doubt about Just Energy Group Inc.’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of Just Energy Group Inc.’s management. Our responsibility is to express an opinion on Just Energy Group Inc.’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Just Energy Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of level III derivative financial instruments

Description of the Matter	As disclosed in notes 4 and 12 of the consolidated financial statements, the Company enters into transactions that are accounted for as derivative financial instruments and are recorded at fair value. The valuation of derivative financial instruments classified as level III are determined using assumptions that are unobservable. As at March 31, 2021 the Company’s derivative financial instruments classified as level III were $35 million in an asset position and $75 million in a liability position.

ANNUAL REPORT 2021 | JUST ENERGY	F-2

Auditing the valuation of level III derivative financial instruments requires the involvement of internal valuation specialists, significant auditor judgments, and estimates concerning unobservable inputs in relation to forward pricing curves and credit spreads used to calculate the fair value. Therefore, the fair value measurement of level III derivative financial instruments was identified as a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the determination and review of inputs used in measuring the fair value of level III derivatives.

Our audit procedures included, among others, with the assistance of our internal valuation specialists, evaluating management’s internal valuation methodologies and unobservable inputs applied to level III derivative financial instruments. We completed an independent revaluation for a sample of level III derivative financial instruments to test the mathematical accuracy, which included testing the unobservable inputs by agreeing to third party information. For a sample of level III derivative financial instruments, we agreed the contractual trade inputs to the executed commodity contracts. We reviewed the appropriateness and completeness of level III derivative financial instruments disclosures with the requirements of IFRS.

Assessment of Commercial segment goodwill impairment

Description of the Matter

As disclosed in notes 4 and 11 of the consolidated financial statements, goodwill is tested annually for impairment at the level of the two operating segments at which the Company’s operations are monitored by the chief operational decision maker. Goodwill is also tested for impairment whenever events or circumstances occur which could potentially reduce the recoverable amount of one of more of the segments below the carrying value. For the year ended March 31, 2021, an impairment loss was recognized on the goodwill of the Commercial segment in the amount of  $100 million. As at March 31, 2021 the balance of goodwill remaining in the Commercial segment after the recognized impairment loss is nil.

Auditing the Company’s annual impairment assessment requires the involvement of internal valuation specialists and significant auditor judgments and estimates in assessing the recoverable amount of the Company’s Commercial segment. The key assumptions used to determine the recoverable amount estimate of the Company’s Commercial segment include customer attrition and renewal rates, forecasted gross margins, and the weighted average cost of capital, each of which is affected by significant assumptions as to expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the assessment and measurement of goodwill impairment.

To test the estimated recoverable amount of the Commercial segment, our audit procedures included, among others, assessing the methodologies and the significant assumptions discussed above and underlying data used by the Company in its analysis. We recalculated the carrying and recoverable amount for mathematical accuracy and reconciled the underlying information to the Company’s financial reporting systems or approved business plan. We evaluated the customer attrition and renewal rates, forecasted gross margins used in the valuation model to the Company’s historical experience and approved business plan. Our valuation specialists compared the weighted average cost of capital to current industry and economic trends and comparable Company information. We performed a sensitivity analysis of significant assumptions to evaluate the changes in the recoverable amounts of the Commercial segment that would result from changes in assumptions. We reviewed the appropriateness and completeness of the goodwill impairment disclosures with the requirements of IFRS.

Measurement of expected credit loss

Description of the Matter	As disclosed in notes 4 and 7 of the consolidated financial statements, the Company measures the expected credit loss where the Company bears customer credit risk. The expected credit loss allowance is the Company’s estimate of losses on account receivables and unbilled revenue based on historical loss rates and forward-looking information. As at March 31, 2021 the Company’s balance of account receivables where the Company bears customer credit risk were $95 million with a related allowance for doubtful accounts of $23 million.

F-3	JUST ENERGY | ANNUAL REPORT 2021

Auditing the determination of the account receivables and unbilled revenue expected credit allowance relies on judgements and estimates in the assessment of expected credit loss rates. Therefore, measurement of expected credit loss allowance was identified as a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the determination and review of inputs used in determining the expected credit loss rate.

We tested the completeness and accuracy of the data underlying the calculation of the expected credit loss allowance by reconciling to the Company’s financial reporting systems and recalculated the expected credit loss allowance. We assessed management’s expected credit loss rates against the actual historical credit loss rates. We assessed management’s consideration of forward-looking information in the determination of the expected credit loss rates by evaluating the reasonableness of management’s judgements applied. We obtained and inspected an analysis prepared by management that utilized subsequent cash collection information to analyze the precision of the Company’s expected credit loss rates in determining the expected credit loss allowance.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as Just Energy Group Inc.’s auditor since 2011

Toronto, Canada

June 27, 2021

ANNUAL REPORT 2021 | JUST ENERGY	F-4

Consolidated statements of financial position

As at March 31

(in thousands of Canadian dollars)

	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$215,989	$26,093
Restricted cash		1,139	4,326
Trade and other receivables, net	7	340,201	403,907
Gas in storage		2,993	6,177
Fair value of derivative financial assets	12	25,026	36,353
Income taxes recoverable		8,238	6,641
Other current assets	8	163,405	203,270
		756,991	686,767
Assets classified as held for sale	25	—	7,611
		756,991	694,378
Non-current assets
Investments	9	32,889	32,889
Property and equipment, net	10	17,827	28,794
Intangible assets, net	11	70,723	98,266
Goodwill	11	163,770	272,692
Fair value of derivative financial assets	12	10,600	28,792
Deferred income tax assets	17	3,744	3,572
Other non-current assets	8	35,262	56,450
		334,815	521,455
TOTAL ASSETS		$1,091,806	$1,215,833
LIABILITIES
Current liabilities
Trade and other payables	13	$921,595	$685,665
Deferred revenue	14	1,408	852
Income taxes payable		4,126	5,799
Fair value of derivative financial liabilities	12	13,977	113,438
Provisions	21	6,786	1,529
Current portion of long-term debt	15	654,180	253,485
		1,602,072	1,060,768
Liabilities relating to assets classified as held for sale	25	—	4,906
		1,602,072	1,065,674
Non-current liabilities
Long-term debt	15	1,560	528,518
Fair value of derivative financial liabilities	12	61,169	76,268
Deferred income tax liabilities	17	2,749	2,931
Other non-current liabilities		19,078	37,730
		84,556	645,447
TOTAL LIABILITIES		$1,686,628	$1,711,121
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	18	$1,537,863	$1,246,829
Equity component of convertible debentures		—	13,029
Contributed deficit		(11,634)	(29,826)
Accumulated deficit		(2,211,728)	(1,809,557)
Accumulated other comprehensive income		91,069	84,651
Non-controlling interest		(392)	(414)
TOTAL SHAREHOLDERS’ DEFICIT		(594,822)	(495,288)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$1,091,806	$1,215,833

Basis of presentation (Note 3b)
Commitments and contingencies (Note 26)

See accompanying notes to the Consolidated Financial Statements

Scott Gahn	Stephen Schaefer
Chief Executive Officer and President	Corporate Director

F-5	JUST ENERGY | ANNUAL REPORT 2021

Consolidated statements of loss

For the years ended March 31

(in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2021	2020	2019
CONTINUING OPERATIONS
Sales	5, 16	$2,740,037	$3,153,652	$3,441,392
Cost of goods sold	5	4,512,166	2,517,299	2,762,821
GROSS MARGIN		(1,772,129)	636,353	678,571
INCOMES (EXPENSES)
Administrative		(142,391)	(167,936)	(165,328)
Selling and marketing		(179,521)	(220,820)	(211,738)
Other operating expenses	20(a)	(64,681)	(133,948)	(156,399)
Finance costs	15	(86,620)	(106,945)	(87,779)
Restructuring costs	22	(7,118)	—	(14,844)
Reorganization costs	23	(43,245)	—	—
Gain on September Recapitalization transaction, net	18(c)	51,360	—	—
Unrealized gain (loss) of derivative instruments and other	12	83,499	(213,417)	(87,459)
Realized gain (loss) of derivative instruments		1,877,339	(24,386)	(83,776)
Impairment of goodwill, intangible assets and other	11	(114,990)	(92,401)	—
Other income (expenses), net		(1,951)	32,660	2,312
Loss from continuing operations before income taxes		(400,448)	(290,840)	(126,440)
Provision for income taxes	17	2,308	7,393	11,832
LOSS FROM CONTINUING OPERATIONS		$(402,756)	$(298,233)	$(138,272)
DISCONTINUED OPERATIONS
Profit (loss) after tax from discontinued operations	25	468	(11,426)	(128,259)
LOSS FOR THE YEAR		$(402,288)	$(309,659)	$(266,531)
Attributable to:
Shareholders of Just Energy		$(402,148)	$(309,586)	$(266,339)
Non-controlling interest		(140)	(73)	(192)
LOSS FOR THE YEAR		$(402,288)	$(309,659)	$(266,531)
Loss per share from continuing operations	24
Basic		$(11.80)	$(30.26)	$(14.21)
Diluted		$(11.80)	$(30.26)	$(14.21)
Earnings (loss) per share from discontinued operations	25
Basic		$0.01	$(1.16)	$(13.18)
Diluted		$0.01	$(1.16)	$(13.18)
Loss per share available to shareholders	24
Basic		$(11.79)	$(31.42)	$(27.39)
Diluted		$(11.79)	$(31.42)	$(27.39)

See accompanying notes to the Consolidated Financial Statements

ANNUAL REPORT 2021 | JUST ENERGY	F-6

Consolidated statements of comprehensive loss

For the years ended March 31

(in thousands of Canadian dollars)

	Notes	2021	2020	2019
LOSS FOR THE YEAR		$(402,288)	$(309,659)	$(266,531)
Other comprehensive profit (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain on translation of foreign operations		5,648	3,551	6,708
Unrealized gain (loss) on translation of foreign operations from discontinued operations		1,185	(9,603)	(1,686)
Gain (loss) on translation of foreign operations disposed and reclassified to Consolidated Statements of Loss	25	(415)	11,610	—
		6,418	5,558	5,022
TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		$(395,870)	$(304,101)	$(261,509)
Total comprehensive loss attributable to:
Shareholders of Just Energy		$(395,730)	$(304,028)	$(261,317)
Non-controlling interest		(140)	(73)	(192)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		$(395,870)	$(304,101)	$(261,509)

See accompanying notes to the Consolidated Financial Statements

F-7	JUST ENERGY | ANNUAL REPORT 2021

Consolidated statements of changes in shareholders’ deficit

For the years ended March 31

(in thousands of Canadian dollars)

	Notes	2021	2020	2019
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of year		$140,446	$450,032	$716,371
Loss for the year as reported, attributable to shareholders		(402,148)	(309,586)	(266,339)
Accumulated earnings, end of year		$(261,702)	$140,446	$450,032
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of year		(1,950,003)	(1,923,808)	(1,835,778)
Dividends and distributions declared and paid		(23)	(26,195)	(88,030)
Dividends and distributions, end of year		$(1,950,026)	$(1,950,003)	$(1,923,808)
ACCUMULATED DEFICIT		$(2,211,728)	$(1,809,557)	$(1,473,776)
ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of year		$84,651	$79,093	$74,071
Other comprehensive income		6,418	5,558	5,022
Accumulated other comprehensive income, end of year		$91,069	$84,651	$79,093
SHAREHOLDERS’ CAPITAL	18
Common shares
Common shares, beginning of year		$1,099,864	$1,088,538	$1,079,055
Issuance of shares-September Recapitalization	18(a)	438,642	—	—
Issuance cost associated with September Recapitalization	18(a)	(1,572)	—	—
Share-based units exercised	18(a)	929	11,326	9,483
Common shares, end of year		$1,537,863	$1,099,864	$1,088,538
Preferred shares	18
Preferred shares, beginning of year		$146,965	$146,965	$136,771
Transferred to common shares with September Recapitalization	18(c)	(146,965)	—	—
Shares issued		—	—	10,447
Shares issuance costs		—	—	(253)
Preferred shares, end of year		$—	$146,965	$146,965
SHAREHOLDERS’ CAPITAL		$1,537,863	$1,246,829	$1,235,503
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of year		$13,029	$13,029	$13,029
Settled with common shares		(13,029)	—	—
Balance, end of year		$—	$13,029	$13,029
CONTRIBUTED DEFICIT
Balance, beginning of year		$(29,826)	$(25,540)	$(22,693)
Add: Share-based compensation expense	20(a)	6,492	12,250	5,916
Discontinued operations		—	269	217
Purchase of non-controlling interest		—	—	1,462
Transferred from equity component		13,029	—	—
Less: Share-based units exercised		(929)	(11,326)	(9,483)
Share-based compensation adjustment		(423)	(3,664)	(1,031)
Non-cash deferred share grants		23	(1,815)	72
Balance, end of year		$(11,634)	$(29,826)	$(25,540)
NON-CONTROLLING INTEREST
Balance, beginning of year		$(414)	$(399)	$(422)
Foreign exchange impact on non-controlling interest		162	58	215
Loss attributable to non-controlling interest		(140)	(73)	(192)
Balance, end of year		$(392)	$(414)	$(399)
TOTAL SHAREHOLDERS’ DEFICIT		$(594,822)	$(495,288)	$(172,090)

See accompanying notes to the Consolidated Financial Statements

ANNUAL REPORT 2021 | JUST ENERGY	F-8

Consolidated statements of cash flows

For the years ended March 31

(in thousands of Canadian dollars)

	Notes	2021	2020	2019
Net inflow (outflow) of cash related to the following activities
OPERATING
Loss from continuing operations before income taxes		$(400,448)	$(290,840)	$(126,440)
Profit (loss) from discontinued operations before income taxes		518	(11,349)	(132,004)
Loss before income taxes		(399,930)	(302,189)	(258,444)
Items not affecting cash
Amortization and depreciation	20(a)	24,135	41,242	29,861
Impairment of goodwill, intangible assets and other	11	114,990	92,401	—
Share-based compensation expense	20(a)	6,492	12,250	5,916
Financing charges, non-cash portion		30,542	20,435	18,223
Loss (gain) on sale of subsidiaries, net	25	423	(45,138)	—
Unrealized (gain) loss in fair value of derivative instruments and other	12	(83,499)	213,417	87,459
Gain from Recapitalization transaction		(78,792)	—	—
Net change in working capital balances	28	(102,758)	43,994	18,514
Liabilities subject to compromise	1	544,442	—	—
Adjustment for discontinued operations, net	25	—	(34,814)	66,411
Income taxes paid		(9,744)	(461)	(12,435)
Cash inflow (outflow) from operating activities		46,301	41,137	(44,495)
INVESTING
Purchase of property and equipment		(423)	(2,159)	(5,159)
Purchase of intangible assets		(11,132)	(14,382)	(38,383)
Payments for acquired business		—	(12,013)	(4,281)
Proceeds from disposition of subsidiaries	25	4,618	7,672	—
Cash outflow from investing activities		(6,937)	(20,882)	(47,823)
FINANCING
Proceeds from DIP Facility	15	126,735	—	—
Proceeds from issuance of common stock, net	18(c)	100,969	—	—
Debt issuance costs		(12,937)	180	(18,132)
Repayment of long-term debt	15	(5,073)	(25,257)	(173,366)
Credit facilities withdrawal (payments)	15	(9,200)	34,812	79,462
Share swap payout		(21,488)	-	(10,000)
Leased asset payments		(3,946)	(5,802)	—
Dividends paid	15	—	(26,172)	(87,959)
Issuance of long-term debt	15	—	17,163	253,242
Issuance of preferred shares		—	—	10,447
Preferred shares issuance costs		—	—	(352)
Cash inflow (outflow) from financing activities		175,060	(5,076)	53,342
Effect of foreign currency translation on cash balances		(24,528)	1,026	3
Net cash inflow (outflow)		189,896	16,205	(38,973)
Cash and cash equivalents, beginning of year		26,093	9,888	48,861
Cash and cash equivalents, end of year		$215,989	$26,093	$9,888
Supplemental cash flow information:
Interest paid		$56,076	$78,749	$52,836

See accompanying notes to the Consolidated Financial Statements

F-9	JUST ENERGY | ANNUAL REPORT 2021

Notes to the consolidated financial statements

For the year ended March 31, 2021

(in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The Consolidated Financial Statements consist of Just Energy and its subsidiaries and affiliates. The Consolidated Financial Statements were approved by the Board of Directors on June 25, 2021.

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, and accordingly, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD$125 million Debtor-In-Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company (“PIMCO) (refer to Note 27). The Company also entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The filings and associated USD$125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On March 9, 2021, the Company announced that it had sought and received creditor protection via an order (the “Initial Order”) from the Ontario Court and the Chapter 15 Order from the Bankruptcy Court. On May 26, 2021, the stay period was extended by the Ontario Court to September 30, 2021.

As at March 31, 2021, in connection with the CCAA proceedings, the Company identified the following obligations that are subject to potential compromise:

Amounts in 000’s
Trade and other payables	$531,627
Other non-current liabilities	12,815
Current portion of long-term debt	530,700
Total liabilities subject to compromise	$1,075,142

The common shares of the Company were halted from trading on the Toronto Stock Exchange (“TSX”) on March 9, 2021 and the Company delisted from the TSX on June 3, 2021. The Company has listed its common shares on the TSX Venture Exchange as of June 4, 2021, under the symbol “JE“. In addition, the Company was delisted from the New York Stock Exchange on March 22, 2021 and was listed on the OTC Pink Market under the symbol “JENGQ“ on March 23, 2021.

2.	OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of electricity or natural gas under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its gross margin from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy offers green products through terrapass and its JustGreen program. Green products offered through terrapass allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Through the Filter Group, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. Just Energy markets its product offerings through multiple sales channels including digital, retail, door- to-door, brokers and affinity relationships.

ANNUAL REPORT 2021 | JUST ENERGY	F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s strategic review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the year ended March 31, 2020 as described in Note 25. The disposal of operations in Japan was completed in April 2020. In March 2021, the Company commenced insolvency proceedings for its German operations and expects to liquidate the German businesses within the next 12 months.

As at March 31, 2021, the German business operations were classified as a discontinued operation. Previously, these operations were reported within the Mass Market segment, while a portion of the U.K. business was allocated to the Commercial segment. On November 30, 2020, the Company sold EdgePower. The disposal of these operations was reclassified and presented in discontinued operations and were previously reported as a Commercial segment.

On September 28, 2020, the Company completed a recapitalization plan (the “September Recapitalization”). The September Recapitalization was undertaken through a plan of arrangement under the Canada Business Corporations Act (“CBCA”). See further discussion in Note 15 and Note 18.

3.	BASIS OF PRESENTATION

(a)	Compliance with IFRS

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies applied in these Consolidated Financial Statements were based on IFRS issued and effective as at March 31, 2021.

(b)	Basis of presentation

The Consolidated Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Consolidated Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

Principles of consolidation

The Consolidated Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries as at March 31, 2021. Subsidiaries are consolidated from the date of acquisition and control and continue to be consolidated until the date that such control ceases. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect these returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

Going concern

Due to the Weather Event and associated CCAA filing, the Company’s ability to continue as a going concern for the next 12 months is dependent on the Company emerging from CCAA protection, meeting the liquidity challenges and complying with DIP Facility covenants. The material uncertainties arising from the CCAA filings cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly the ultimate appropriateness of the use of accounting principles applicable to a going concern. These Consolidated Financial Statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and Consolidated Statements of Financial Position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material. There can be no assurance that the Company will be successful in emerging from CCAA as a going concern.

4.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents and restricted cash

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are cash equivalents. For the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted cash includes cash and cash equivalents, where the availability of cash to be exchanged or used to settle a liability is restricted by debt arrangements.

Accrued gas receivable/accrued gas payable or gas delivered in excess of consumption/deferred revenue

Accrued gas receivable from Just Energy’s customers is stated at fair value and results from customers consuming more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas payable represents Just Energy’s obligation to the LDCs for the customers’ excess consumption, over what was delivered to the LDCs.

F-11	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenue.

Assuming normal weather and consumption patterns, during the winter months, customers will have consumed more than was delivered, resulting in the recognition of accrued gas receivable/accrued gas payable. In the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenue.

Gas in storage

Gas in storage represents the gas delivered to the LDCs. The balance will fluctuate as gas is injected into or withdrawn from storage.

Gas in storage is valued at the lower of cost and net realizable value, with cost being determined based on market cost on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business.

Property and equipment

Property and equipment are stated at cost, net of any accumulated depreciation and impairment losses. Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and the present value of all dismantling and removal costs. Where major components of property and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes, in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied in the item can be reliably measured. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	Shorter of useful life and lease term
Premise assets	Straight-line	4-7 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the Consolidated Statements of Loss.

The useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Business combinations

All identifiable assets acquired and liabilities assumed are measured at the acquisition date at fair value. The Company records all identifiable intangible assets including identifiable assets that had not been recognized by the acquiree before the business combination. Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. During the measurement period (which is within one year from the acquisition date), Just Energy may adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Adjustments related to facts and circumstances that did not exist as at the Consolidated Statements of Financial Position dates are taken to the Consolidated Statements of Loss. The Company records acquisition-related costs as expenses in the periods in which the costs are incurred with the exception of certain costs relating to registering and issuing debt or equity securities which are accounted for as part of the financing.

Non-controlling interest is recognized at its proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated.

Goodwill

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

After initial recognition, goodwill is measured at cost, less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

Intangible assets

Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the Consolidated Statements of Loss.

ANNUAL REPORT 2021 | JUST ENERGY	F-12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Internally developed intangible assets are capitalized when the product or process is technically and commercially feasible, the future economic benefit is measurable, Just Energy can demonstrate how the asset will generate future economic benefits and Just Energy has sufficient resources to complete development. The cost of an internally developed intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Loss when the asset is derecognized.

Intangible asset category	Amortization method	Rate/useful life
Customer relationships	Straight-line	10 years
Technology	Straight-line	3-5 years
Brand (finite life)	Straight-line	10 years

Impairment of non-financial assets

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested at least annually. The recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) or group of CGUs’ fair value less costs to sell and its value-in-use. Value-in- use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU or group of CGUs to which the asset belongs.

The goodwill and certain brands are considered to have indefinite lives and are not amortized, but rather tested annually for impairment or when there are indications that these assets may be impaired. The assessment of indefinite life is reviewed annually.

An impairment loss is recognized if an asset’s carrying amount or that of the CGU or groups of CGUs to which it is allocated is higher than its recoverable amount. Impairment losses of individual CGUs or group of CGUs are charged against the goodwill, then indefinite-life intangibles and if any value is left, then to the assets in proportion to their carrying amount.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, Just Energy estimates the asset’s or CGU’s or group of CGUs’ recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the Consolidated Statements of Loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is tested at the operating segment level, representing a group of CGUs, as that is the lowest level at which goodwill is monitored. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. Where the recoverable amount of the operating segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Leases

A lease is an arrangement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Right-of-use (“ROU“) assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, within a range of two years to six years.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date and whether fulfillment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.

Lease liabilities

At the commencement date of the lease, Just Energy recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable. The lease payments also include payments of penalties for terminating the lease, if the lease term reflects the exercising of the option to terminate. Lease liabilities are grouped into other liabilities on the Consolidated Statements of Financial Position.

F-13	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In calculating the present value of lease payments, Just Energy uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease.

Just Energy as a lessee

Just Energy applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Financial instruments

(i)	Recognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Regular purchases and sales of financial assets are recognized on the trade date, being the date on which Just Energy commits to purchase or sell the asset. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

(ii)	Classification

Just Energy classified its financial assets and liabilities in the following measurement categories:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IFRS 9, Financial Instruments (“IFRS 9”). Included

in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 12. Related realized and unrealized gains and losses are included in the Consolidated Statements of Loss.

Financial assets classified at fair value through other comprehensive income (“OCI”)

Financial assets at fair value through OCI are equity instruments that Just Energy has elected to recognize the changes in fair value through OCI. They were recognized initially at fair value in the Consolidated Statements of Financial Position and were remeasured subsequently at fair value with gains and losses arising from changes in fair value recognized directly in equity and presented in OCI.

Amortized cost

Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset is recognized in the Consolidated Statements of Loss when the asset is derecognized or impaired. Trade and other receivables and trade and other payables are included in this category.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Included in this class are primarily physically delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statements of Loss.

Other financial liabilities at amortized cost

Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued and are initially measured at fair value. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the Consolidated Statements of Loss.

(iii)	Measurement

At initial recognition, Just Energy measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit or loss transaction costs that are directly attributable to the acquisition of the financial asset are included in measurement at initial recognition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the Consolidated Statements of Loss.

ANNUAL REPORT 2021 | JUST ENERGY	F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement of financial assets depends on Just Energy’s business objective for managing the asset and the cash flow characteristics of the asset.

Derivative instruments

Just Energy enters into fixed-term contracts with customers to provide electricity and natural gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of electricity and natural gas. To reduce its exposure to movements in commodity prices, Just Energy enters into contracts with suppliers that expose the Company to changes in prices for the purchase and sale of electricity and natural gas. These contracts are treated as derivatives as they do not meet the own-use criteria under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation. The primary factors affecting the fair value of derivative instruments at any point in time are the volume of open derivative positions and the changes of commodity market prices. Prices for electricity and natural gas are volatile, which can result in material changes in the fair value measurements reported in Just Energy’s Consolidated Financial Statements in the future.

Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the underlying contract at the inception date when their economic characteristics are not closely related to those of the host contract and the host contract is not carried as held for trading or designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in Consolidated Statements of Loss.

All derivatives are recognized at fair value on the date on which the derivative is entered into and are remeasured to fair value at each reporting date. Derivatives are carried in the Consolidated Statements of Financial Position as fair value of derivative financial assets when the fair value is positive and as fair value of derivative financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting; therefore, changes in the fair value of these derivatives are recorded directly to the Consolidated Statements of Loss and are included within unrealized gain (loss) on derivative instruments.

The contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, are accounted for as derivatives at fair value through profit or loss. These contracts are physically settled by the underlying non-financial item. These are recognized as a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. These realized gains and losses on financial swap contracts are recorded in the line item realized gain (loss) on derivative instruments in the Consolidated Statements of Loss.

(iv)	Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statements of Loss.

(v)	Impairment

Just Energy assesses on a forward-looking basis the expected credit loss (“ECL”) associated with its assets carried at amortized cost. For trade receivables, other receivables and unbilled revenue only, Just Energy applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Trade receivables are reviewed qualitatively to determine if they need to be written off.

(vi)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statements of Financial Position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 12.

Revenue recognition

Just Energy has identified that the material performance obligation is the provision of electricity and natural gas to customers, which is satisfied over time throughout the contract term. Just Energy utilizes the output method to recognize revenue based on the units of electricity and natural gas delivered and billed to the customer each month and Just Energy has elected to adopt the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, as the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance to date.

F-15	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

Just Energy accounts for Transmission and Distribution Service Provider (“TDSP”) charges charged to electricity customers on a gross basis whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively.

In Alberta, Texas, Illinois, California (gas), and Ohio, Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Foreign currency translation

Functional and presentation currency

Items included in the Consolidated Financial Statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). For U.S.-based subsidiaries, this is U.S. dollars. The Consolidated Financial Statements are presented in Canadian dollars, which is the parent Company’s presentation and functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Loss.

Translation of foreign operations

The consolidated results and Consolidated Statements of Financial Position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each Consolidated Statements of Financial Position presented are translated at the closing rate as at the date of that Consolidated Statements of Financial Position; and

•	Income and expenses for each Consolidated Statements of Loss are translated at the exchange rates prevailing at the dates of the transactions.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are recorded in OCI.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income are recognized in the Consolidated Statements of Loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Earnings (loss) per share amounts

The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share is computed in a similar way to basic earnings (loss) per share except that the weighted average number of shares outstanding is increased to include additional shares introduced after the equity compensation plans described in Note 19 assuming the exercise of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). These outstanding shares are also adjusted for any pre-September Recapitalization restricted share grants (“RSGs”), performance bonus incentive grants (“PBGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive.

Share-based compensation plans

Equity-based compensation liability

Share-based compensation plans are equity-settled transactions. The cost of share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

ANNUAL REPORT 2021 | JUST ENERGY	F-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When units are exercised or exchanged, the amounts previously credited to contributed deficit are reversed and credited to shareholders’ capital.

Employee future benefits

In Canada, Just Energy offers a long-term wealth accumulation plan (the “Canadian Plan”) for all permanent full-time and permanent part-time employees (working more than 26 hours per week).

For U.S. employees, Just Energy has established a long-term savings plan (the “U.S. Plan”) for all permanent full-time and part-time employees (working more than 30 hours per week) of its subsidiaries.

Participation in the plans in Canada or the U.S. is voluntary. Obligations for contributions to the Canadian and U.S. Plans are recognized as an expense in the Consolidated Statements of Loss when the contribution is made by the Company.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where Just Energy operates and generates taxable income.

Current income taxes relating to items recognized directly in OCI or equity are recognized in OCI or equity and not in the Consolidated Statements of Loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Just Energy follows the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities in the Consolidated Financial Statements and their respective tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, can be utilized except:

•	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income taxes relating to items recognized in cumulative translation adjustment or equity are recognized in OCI or equity and not in the Consolidated Statements of Loss.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Provisions and restructuring

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all provisions to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Consolidated Statements of Loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. If there are uncertainties on the timing and amounts of the obligation, the provisions are not discounted and presented in full based on the best estimate.

F-17	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restructuring provisions comprise activities including termination or relocation of a business, management structural reorganization and employee-related costs. Incremental costs directly associated with the restructuring are included in the restructuring provision. Costs associated with ongoing activities, including training or relocating continuing staff, are excluded from the provision. Measurement of the provision is at the best estimate of the anticipated costs to be incurred.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Loss.

Selling and marketing expenses

Commissions and various other costs related to obtaining and renewing customer contracts are charged to expense in the Consolidated Statements of Loss in the period incurred except as disclosed below:

Commissions related to obtaining and renewing customer contracts are paid in one of the following ways: all or partially up front or as a residual payment over the term of the contract. If the commission is paid all or partially up front, it is recorded as a customer acquisition cost in other current or non-current assets in the Consolidated Statements of Financial Position and expensed in selling and marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

Just Energy capitalizes the incremental acquisition costs of obtaining a customer contract as an asset as these costs would not have been incurred if the contract had not been obtained and these costs are amortized in selling and marketing expense over the life of the contract. When the term of the contract is one year or less, the incremental costs incurred to obtain the customer contracts are expensed when incurred.

Just Energy expenses advertising costs as incurred.

Green provision and certificates

Just Energy is a retailer of green energy and records a provision to its regulators as green energy sales are recognized. A corresponding cost is included in cost of goods sold. Just Energy measures its provision based on the compliance requirements of different jurisdictions in which it has operations or where the customers voluntarily subscribed for green energy.

Green certificates are purchased by Just Energy to settle its obligation with the regulators or for trading in the normal course of business. Green certificates are held at cost and presented at the gross amount in the Consolidated Statements of Financial Position. These certificates are only netted against the obligation when the liability is retired as per the regulations of the respective jurisdiction. Any provision balance in excess of the green certificates held or that Just Energy has committed to purchase is measured at fair value.

Any green energy-related derivatives are forward contracts and are recognized in accordance with the accounting policy discussed under “Financial Instruments” above.

Non-current assets held for sale and discontinued operations

Just Energy classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for the held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated Statements of Loss. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

5.	CORRECTION OF PRIOR PERIOD FINANCIAL STATEMENTS

The Company determined that the TDSP charges charged to electricity customers were accounted for on a gross basis in certain markets and net in other markets. Under the gross basis, TDSP charges to the customer and payments to the service provider are presented gross within sales and cost of goods sold, respectively. Under the net method, TDSP charges to the customer and payments to the service provider are presented net within cost of goods sold.

Management analyzed the appropriate accounting treatment under IFRS 15, Revenue from Contracts with Customers, based on accounting standards and guidance, terms of the contract, commercial understanding and industry practice. Based on the analysis performed, it was determined that the Company undertakes to deliver the commodity to the customer at their location across various markets and contract offers. Arranging delivery to the customer’s meter is a part of the activities the Company performs to fulfill its obligation to customers and, as such, the Company is the primary obligor to deliver the commodity to the customer. The Company determined that TDSP charges should be accounted for consistently on a gross basis for the relevant markets where the nature and contractual terms of TDSP charges were similar. As a result, prior years amounts on the Consolidated Statements of Loss with respect to sales and cost of goods sold were corrected to reflect the gross basis of presentation. Amounts reflected for the year ended March 31, 2021 are presented gross.

ANNUAL REPORT 2021 | JUST ENERGY	F-18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended March 31, 2020, as originally reported	Correction	Year ended March 31, 2020 (Re-presented)
Sales	$2,772,809	$380,843	$3,153,652
Cost of goods sold	2,136,456	380,843	2,517,299
Gross margin	$636,353	$–	$636,353

	Year ended March 31, 2019, as originally reported	Correction	Year ended March 31, 2019 (Re-presented)
Sales	$3,038,438	$402,954	$3,441,392
Cost of goods sold	2,359,867	402,954	2,762,821
Gross margin	$678,571	$–	$678,571

Management assessed the materiality of the correction described above on prior period financial statements in accordance with SEC Staff Accounting Bulletin ("SAB") No. 99, Materiality and concluded that these corrections were not material to any prior annual or interim periods. Accordingly, in accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Consolidated Financial Statements for the years ended March 31, 2020 and 2019, which are presented herein, have been re-presented after correction of such immaterial adjustments solely for comparability purposes.

6.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. In its review, the Company has considered the on-going impact of the coronavirus disease (“COVID-19”) pandemic. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the Consolidated Financial Statements relate to the following:

Allowance for doubtful accounts

The measurement of the ECL allowance for trade accounts receivable requires the use of management’s judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets and the consideration of forward-looking information. All of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

Deferred income taxes

Significant management judgment is required to determine the amount of deferred income tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies. Determining the tax treatment on certain transactions also involves management’s judgment.

Fair value of financial instruments

Where the fair values of financial assets and financial liabilities recorded in the Consolidated Statements of Financial Position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models or transacted/quoted prices of identical assets that are not active. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 12 for further details about the assumptions as well as a sensitivity analysis.

F-19	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of non-financial assets

Just Energy’s impairment test is based on the estimated value-in-use and uses a discounted cash flow approach model. Management is required to exercise judgment in identifying the CGUs or group of CGUs to which to allocate goodwill, working capital and related assets and liabilities. Judgment is applied in the determination of perspective financial information that includes the weighted cost of capital, forecasted growth rates, and expected margin. Refer to Note 11 for further information.

7.	TRADE AND OTHER RECEIVABLES, NET

(a)	Trade and other receivables, net

	As at March 31, 2021	As at March 31, 2020
Trade account receivables, net	$189,250	$241,969
Unbilled revenue, net	103,986	121,993
Accrued gas receivable	833	7,224
Other	46,132	32,721
	$340,201	$403,907

(b)	Aging of accounts receivable

Customer credit risk

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime ECL by using historical loss rates and forward-looking factors, if applicable.

Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Although there is no assurance that the LDCs providing these services will continue to do so in the future, management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal.

The aging of the trade accounts receivable, excluding the allowance for doubtful accounts, from the markets where the Company bears customer credit risk was as follows:

	As at March 31, 2021	As at March 31, 2020
Current	$58,737	$83,431
1-30 days	19,415	26,678
31-60 days	3,794	6,513
61-90 days	2,144	5,505
Over 90 days	10,446	35,252
	$94,536	$157,379

(c)	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	As at March 31, 2021	As at March 31, 2020
Balance, beginning of year	$45,832	$182,365
Provision for doubtful accounts	34,260	80,050
Bad debts written off	(62,529)	(138,514)
Foreign exchange	5,800	3,124
Assets classified as held for sale/sold	—	(81,193)
Balance, end of year	$23,363	$45,832

ANNUAL REPORT 2021 | JUST ENERGY	F-20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)	Other current assets

	As at March 31, 2021	As at March 31, 2020
Prepaid expenses and deposits	$52,216	$55,972
Customer acquisition costs (a)	45,681	77,939
Green certificates	61,467	63,728
Gas delivered in excess of consumption	650	2,393
Inventory	3,391	3,238
	$163,405	$203,270

(b)	Other non-current assets

	As at March 31, 2021	As at March 31, 2020
Customer acquisition costs (a)	$27,318	$43,686
Other long-term assets	7,944	12,764
	$35,262	$56,450

(a)	Amortization of $88.5 million is charged to selling and marketing expense in the Consolidated Statements of Loss.

9.	INVESTMENTS

As at March 31, 2021, Just Energy owns approximately 8% (on a fully diluted basis) of ecobee, a private company that designs, manufactures and sells smart thermostats. This investment is measured at and classified as fair value through profit or loss. The fair value of the investment has been determined directly from transacted/quoted prices of similar assets that are not active (Level 3 measurement). As at March 31, 2021, the fair value of the ecobee investment is $32.9 million (2020 — $32.9 million).

10.	PROPERTY AND EQUIPMENT

	As at March 31, 2021			As at March 31, 2020
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Premise and ROU assets	$31,167	$(20,397)	$10,770	$35,899	$(19,729)	$16,170
Computer equipment	25,646	(20,788)	4,858	27,959	(19,548)	8,411
Others1	26,806	(24,607)	2,199	27,777	(23,564)	4,213
Total	$83,619	$(65,792)	$17,827	$91,635	$(62,841)	$28,794

1            Others include office equipment, furniture and fixture and leasehold improvements.

11.	INTANGIBLE ASSETS

(a)	Intangible assets

	As at March 31, 2021				As at March 31, 2020
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Net book value
Technology1	$122,763	$(70,655)	$(1,116)	$50,992	$121,382	$(61,531)	$59,851
Brand2	32,459	(700)	(13,864)	17,895	36,235	(400)	35,835
Others3	55,610	(53,774)	—	1,836	65,800	(63,220)	2,580
Total	$210,832	$(125,129)	$(14,980)	$70,723	$223,417	$(125,151)	$98,266

1	Technology includes work in progress projects of $5.2 million, which are not being amortized until completion.
2	This includes an indefinite-lived brand of $15.6 million.
3	This includes sales networks and customer relationships.

The capitalized internally developed costs relate to the development of a new customer relationship management software for the different energy markets of Just Energy. All research costs and development costs, not eligible for capitalization have been expensed and are recognized in administrative expenses.

F-21	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill acquired through business combinations and intangible assets with indefinite lives have been allocated to one of two operating segments. These segments are Mass Market and Commercial.

Goodwill and indefinite-life intangible assets

Goodwill is tested annually for impairment at the level of the two operating segments. Goodwill is also tested for impairment whenever events or circumstances occur that could potentially reduce the recoverable amount of one or more of the operating segments below its carrying value. For the year ended March 31, 2021, an impairment loss was recognized for the full remaining balance of the goodwill of the Commercial segment in the amount of $100.0 million (2020 — $61.4 million) as the carrying value exceeded the recoverable amount. An impairment was also recognized for an indefinite-life intangible in the amount of $13.9 million for the full remaining balance of the Commercial brand. The impairment amount was included in the Consolidated Statements of Loss. An impairment loss was not recognized for the Mass Market segment as its recoverable value exceeded its carrying value.

The recoverable amount for purposes of impairment testing for the Commercial segment represented the estimated value-in- use. The value-in-use was calculated using the present value of estimated future cash flows applying an appropriate risk-adjusted rate to internal operating forecasts. Management believes that the forecasted cash flows generated based on operating forecasts is the appropriate basis upon which to assess goodwill and individual assets for impairment. The value-in-use calculation has been prepared solely for the purposes of determining whether the goodwill balance was impaired. Estimated future cash flows were prepared based on certain assumptions prevailing at the time of the test. The actual outcomes may differ from the assumptions made.

The period included in the estimated future cash flows for the Commercial segment includes five years of the operating plans plus an estimated terminal value beyond the five years driven by historical and forecasted trends. Discount rates were derived using a capital asset pricing model and by analyzing published rates for industries relevant to the Company’s reporting units. The key assumptions used in determining the value-in-use of the Commercial segment include historical rates of attrition and renewal.

The underlying growth rate is driven by sales forecast, consistent with recent historical performance and taking into consideration sales channels and strategies in place today. Customer acquisition costs included in the forecast are consistent with current trends considering today’s competitive environment. Cost to operate represents management’s best estimate of future cost to operate. Sensitivities to different variables have been estimated using certain simplifying assumptions and did not have a significant impact on the results of the impairment test.

Intangible assets

Impairment losses were recognized on definite-lived intangible assets for certain technology projects in the amount of $1.1 million. The impairment amount is included in the Consolidated Statements of Loss. The impairment on certain technology projects was recorded to the Mass Market segment. Intangible assets are reviewed annually for any indicators of impairment.

Indicators of impairment were evident for the specific IT projects given the use of the software.

In 2020, impairment losses were recognized on definite-lived intangible assets for Filter Group Inc., EdgePower Inc. and certain technology projects in the amounts of $8.5 million, $14.7 million and $3.9 million, respectively. The impairment amounts were included in the Consolidated Statements of Loss for that period.

12.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon offsets and renewable energy certificates (“RECs”), and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity and natural gas volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

ANNUAL REPORT 2021 | JUST ENERGY	F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the Consolidated Statements of Financial Position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized gain (loss) in fair value of derivative instruments and other on the Consolidated Statements of Loss.

	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019
Physical forward contracts and options (i)	$5,250	$(130,182)	$(116,350)
Financial swap contracts and options (ii)	68,944	(62,612)	39,832
Foreign exchange forward contracts	(7,826)	9,055	72
Share swap	—	(9,581)	(3,507)
6.5% convertible bond conversion feature	—	—	247
Unrealized foreign exchange on Term Loan	17,077	—	—
Unrealized foreign exchange on the 6.5% convertible bond and 8.75% loan transferred to realized foreign exchange resulting from the September Recapitalization	—	(18,132)	(8,061)
Weather derivatives (iii)	2,242	(229)	7,796
Other derivative options	(2,188)	(1,736)	(7,488)
Unrealized gain (loss) of derivative instruments and other	$83,499	$(213,417)	$(87,459)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the Consolidated Statements of Financial Position as at March 31, 2021:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$12,513	$6,713	$10,157	$56,122
Financial swap contracts and options (ii)	6,942	2,634	3,548	5,047
Foreign exchange forward contracts	—	—	272	—
Weather derivatives (iii)	1,911	—	—	—
Other derivative options	3,660	1,253	—	—
As at March 31, 2021	$25,026	$10,600	$13,977	$61,169

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the Consolidated Statements of Financial Position as at March 31, 2020:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$24,549	$17,673	$57,461	$51,836
Financial swap contracts and options (ii)	6,915	1,492	53,917	24,432
Foreign exchange forward contracts	4,519	3,036	—	—
Weather derivatives (iii)	—	—	280	—
Other derivative options	370	6,591	1,780	—
As at March 31, 2020	$36,353	$28,792	$113,438	$76,268

Individual derivative asset and liability transactions are offset, and the net amount reported in the Consolidated Statements of Financial Position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. Individual derivative transactions are typically offset at the legal entity and counterparty level. The gross amount for the financial assets and financial liabilities are $569.6 million (2020 — $1.0 billion) and $609.1 million (2020 — $1.1 billion), respectively.

F-23	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the financial instruments classified through profit or loss as at March 31, 2021, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 26,364,660 MWh, a weighted average price of $45.50/MWh and expiry dates up to December 31, 2029.

•	Natural gas contracts with a total remaining volume of 85,702,596 GJs, a weighted average price of $2.89/GJ and expiry dates up to October 31, 2025.

•	RECs with a total remaining volume of 2,469,441 MWh, a weighted average price of $38.02/REC and expiry dates up to December 31, 2029.

•	Electricity generation capacity contracts with a total remaining volume of 2,855 MWCap, a weighted average price of $4,737.46/MWCap and expiry dates up to May 31, 2025.

•	Ancillary contracts with a total remaining volume of 681,070 MWh, a weighted average price of $16.13/MWh and expiry dates up to December 31, 2022.

(ii)	Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 15,526,415 MWh, a weighted average price of $42.91/MWh and expiry dates up to December 31, 2024.

•	Natural gas contracts with a total remaining volume of 96,373,985 GJs, a weighted average price of $3.11/GJ and expiry dates up to December 31, 2026.

(iii)	Weather derivatives consist of:

•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,813F to 4,985F HDD and an expiry date of March 31, 2022.

•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 3,439C to 4,985F HDD and an expiry date of March 31, 2023.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Consolidated Financial Statements.

Share swap agreement

Just Energy had entered into a share swap agreement to manage the volatility associated with the Company’s restricted share grants and deferred share grants plans under the old equity compensation plan described in Note 19. The value on inception of the 2,500,000 shares under this share swap agreement was approximately $33.8 million. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23.8 million through a payment of $10.0 million and renewed the share swap agreement. On March 31, 2020, the share swap agreement expired and settled. Net monthly settlements received (paid) under the share swap agreement were recorded in other income (expense) in the Consolidated Statements of Loss.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) commodity (predominately NYMEX), (ii) basis and (iii) foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

ANNUAL REPORT 2021 | JUST ENERGY	F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap agreement, Just Energy used a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs had no observable market, it was classified as Level 3.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2021:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$—	$682	$34,944	$35,626
Derivative financial liabilities	—	—	(75,146)	(75,146)
Total net derivative financial assets (liabilities)	$—	$682	$(40,202)	$(39,520)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2020:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$—	$—	$65,145	$65,145
Derivative financial liabilities	—	(38,676)	(151,030)	(189,706)
Total net derivative financial liabilities	$—	$(38,676)	$(85,885)	$(124,561)

Commodity price sensitivity — Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the year ended March 31, 2021 would have increased (decreased) by $139.2 million ($136.6 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Key assumptions used when determining the significant unobservable inputs for all commodity supply contracts included in Level 3 of the FV hierarchy consist of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Year ended March 31, 2021	Year ended March 31, 2020
Balance, beginning of year	$(85,885)	$17,310
Total gains	(2,900)	(3,822)
Purchases	(4,059)	(43,663)
Sales	(1,670)	14,549
Settlements	54,312	(70,259)
Balance, end of year	$(40,202)	$(85,885)

F-25	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Classification of non-derivative financial assets and liabilities

As at March 31, 2021 and March 31, 2020, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

Prior to the exchange under the September Recapitalization, the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds were fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds were classified as Level 1 in the FV hierarchy.

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollars could positively or negatively affect Just Energy’s Consolidated Statements of Loss, as a significant portion of Just Energy’s profit or loss is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has a policy to economically hedge between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the year ended March 31, 2021, assuming that all the other variables had remained constant, the net loss for the year ended March 31, 2021 would have been $6.6 million lower/higher and other comprehensive loss would have been $26.9 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate Credit Facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its risk management policy.

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $1.8 million in loss from continuing operations before income taxes in the Consolidated Statements of Loss for the year ended March 31, 2021 (2020 — $2.4 million).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its risk management policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity — all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the year ended March 31, 2021 would have increased (decreased) by $138.8 million ($136.2 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

ANNUAL REPORT 2021 | JUST ENERGY	F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Credit risk adjustment — sensitivity

For valuation of derivative instruments that are in liability position, the Company applied a credit risk adjustment in valuation of these instruments. If this rate is increased (decreased) by 1% assuming that all other variables remained constant, there would be $1.4 million impact on loss from continuing operations before income taxes for the year ended March 31, 2021.

(ii)	Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations.

As at March 31, 2021, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $1.1 million (2020 — $23.8 million) to accommodate for its counterparties’ risk of default.

(iii)	Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the risk management policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The risk department and Risk Committee of the Board of Directors monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2021, the estimated counterparty credit risk exposure amounted to $35.6 million (2020 — $65.1 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

13.	TRADE AND OTHER PAYABLES

	As at March 31, 2021	As at March 31, 2020
Commodity suppliers’ accruals and payables (a)	$712,144	$414,581
Green provisions and repurchase obligations	77,882	103,245
Sales tax payable	27,684	19,706
Non-commodity trade accruals and accounts payable (b)	80,573	117,473
Current portion of payable to former joint venture partner (c)	11,467	18,194
Accrued gas payable	544	3,295
Other payables	11,301	9,171
	$921,595	$685,665

(a)	Includes $507.3 million, that is subject to compromise depending on the outcome of the CCAA proceedings.

(b)	Includes $12.9 million, that is subject to compromise depending on the outcome of the CCAA proceedings.

(c)	The amount due to the former joint venture partner is subject to compromise depending on the outcome of the CCAA proceedings.

14.	DEFERRED REVENUE

	As at March 31, 2021	As at March 31, 2020
Balance, beginning of year	$852	$43,228
Additions to deferred revenue	10,963	7,499
Revenue recognized during the year	(10,312)	(10,726)
Foreign exchange impact	(95)	352
Liabilities classified as held for sale/sold	-	(39,501)
Balance, end of year	$1,408	$852

U.K. operations recorded substantially all of its revenue within deferred revenue. The change for 2020 was substantially related to operations sold during the year.

F-27	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	LONG-TERM DEBT AND FINANCING

	As at March 31, 2021	As at March 31, 2020
DIP Facility (a)	$126,735	$—
Less: Debt issue costs (a)	(6,312)	—
Filter Group financing (b)	4,617	9,690
Credit facility — subject to compromise (c)	227,189	236,389
Less: Debt issue costs (c)	—	(1,644)
Term Loan — subject to compromise (d)	289,904	—
Note Indenture — subject to compromise (e)	13,607	—
8.75% loan (f)	—	280,535
6.75% $100M convertible debentures (g)	—	90,187
6.75% $160M convertible debentures (h)	—	153,995
6.5% convertible bonds (i)	—	12,851
	655,740	782,003
Less: Current portion	(654,180)	(253,485)
	$1,560	$528,518

Future annual minimum principal repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
DIP Facility (a)	$126,735	$—	$—	$—	$126,735
Less: Debt issue costs (a)	(6,312)	—	—	—	(6,312)
Filter Group financing (b)	3,057	1,560	—	—	4,617
Credit facility — subject to compromise (c)	227,189	—	—	—	227,189
Term Loan — subject to compromise (d)	289,904	—	—	—	289,904
Note Indenture — subject to compromise (e)	13,607	—	—	—	13,607
	$654,180	$1,560	$—	$—	$655,740

ANNUAL REPORT 2021 | JUST ENERGY	F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The details for long-term debt are as follows:

	As at April 1, 2020	Cash inflows (outflows)	Foreign exchange	Payment in kind (“PIK“)	Non-cash changes	(Gain) loss on September Recapital- ization	As at March 31, 2021
DIP Facility (a)	$—	$120,423	$—	$—	$—	$—	$120,423
Filter Group financing (b)	9,690	(5,073)	—	—	—	—	4,617
Credit facility (c)	234,745	(13,826)	—	—	6,270	—	227,189
Term Loan (d)	—	—	(17,077)	15,123	291,858	—	289,904
Note Indenture (e)	—	(2,000)	—	428	15,179	—	13,607
8.75% term loan (f)	280,535	—	—	—	(281,632)	1,097	—
6.75% $100M convertible debentures (g)	90,187	—	—	—	(74,544)	(15,643)	—
6.75% $160M convertible debentures (h)	153,995	—	—	—	(101,955)	(52,040)	—
6.5% convertible bonds (i)	12,851	—	—	—	(643)	(12,208)	—
	$782,003	$99,524	$(17,077)	$15,551	$(145,467)	(78,794)	$655,740
Less: Current portion	(253,485)	—	—	—	—	—	(654,180)
	$528,518						$1,560

	As at April 1, 2019	Cash inflows (outflows)	Foreign exchange	PIK	Non-cash changes	(Gain) loss on September Recapital- ization	As at March 31, 2020
Filter Group financing (b)	$17,577	$(7,887)	$—	$—	$—	$—	$9,690
Credit facility (c)	199,753	34,812	—	—	180	—	234,745
8.75% term loan (f)	240,094	17,163	17,613	—	5,665	—	280,535
6.75% $100M convertible debentures (g)	87,520	—	—	—	2,667	—	90,187
6.75% $160M convertible debentures (h)	150,945	—	—	—	3,050	—	153,995
6.5% convertible bonds (i)	29,483	(17,370)	518	—	220	—	12,851
	$725,372	$26,718	$18,131	$—	$11,782	$—	$782,003
Less: Current portion	(479,101)	—	—	—	—	—	(253,485)
	$246,271						$528,518

F-29	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table details the finance costs for the year ended March 31. Interest is expensed based on the effective interest rate.

	2021	2020	2019
DIP Facility (a)	$1,490	$—	$—
Filter Group financing (b)	627	1,793	875
Credit facility (c)	20,544	23,736	20,715
Term Loan (d)	14,785	—	—
Note Indenture (e)	557	—	—
8.75% term loan (f)	18,055	35,089	8,999
6.75% $100M convertible debentures (g)	4,762	9,417	8,819
6.75% $160M convertible debentures (h)	6,948	13,850	13,598
6.5% convertible bonds (i)	539	2,746	18,387
Supplier finance and others (j)	18,313	20,314	16,386
	$86,620	$106,945	$87,779

(a)	As discussed in Note 1, Just Energy filed and received the Court Order under the CCAA on March 9, 2021. In conjunction with the CCAA filing, the Company entered into the DIP Facility for USD$125 million. Just Energy Ontario L.P., Just Energy Group Inc. and Just Energy (U.S.) Corp. are the borrowers under the DIP Facility and are supported by guarantees of certain subsidiaries and affiliates and secured by a super-priority charge against and attaching to the property that secures the obligations arising under the Credit Facility, created by the Court Order. The DIP Facility has an interest rate of 13%, paid quarterly in arrears. The DIP Facility terminates at the earlier of: (a) December 31, 2021, (b) the implementation date of the CCAA plan, (c) the lifting of the stay in the CCAA proceedings or (d) the termination of the CCAA proceedings. On March 9, 2021, the Company borrowed USD$100 million and borrowed the remaining USD$25 million on April 6, 2021. For consideration for making the DIP Facility available, Just Energy paid a 1% origination fee and a 1% commitment fee.

(b)	Filter Group has a $4.6 million outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are payable monthly. Filter Group did not file under the CCAA and accordingly, the stay does not apply to Filter Group and any amounts outstanding under the loan payable to Home Trust Company.

(c)	On March 18, 2021, Just Energy Ontario L.P, Just Energy (U.S.) Corp. and Just Energy Group Inc. entered into an Accommodation and Support Agreement (the “Lender Support Agreement”) with the lenders under the Credit Facility. Under the Lender Support Agreement, the lenders agreed to allow issuance or renewals of Letters of Credit under the Credit Facility during the pendency of the CCAA proceedings within certain restrictions. In return, the Company has agreed to continue paying interest and fees at the non-default rate on the outstanding advances and Letters of Credit under the Credit Facility. The amount of Letters of Credit that may be issued is limited to the lesser of $46.1 million (excluding the Letters of Credit guaranteed by Export Development Canada under its Account Performance Security Guarantee Program), plus any amount the Company has repaid and $125 million.

As part of the September Recapitalization, Just Energy extended the Credit Facility to December 2023; it was previously scheduled to mature in December 2020. Certain principal amounts outstanding under the letter of Credit Facility (“LC Facility”) are guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. Just Energy’s obligations under the Credit Facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily the Filter Group. Just Energy has also entered into an inter-creditor agreement in which certain commodity and hedge providers are also secured by the same collateral. As a result of the CCAA filing, the borrowers are in default under the Credit Facility. However, any potential actions by the lenders have been stayed pursuant to the Court Order. As at March 31, 2021, the Company had Letter of Credit capacity of $4.5 million available.

The outstanding Advances are all Prime rate advances at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 4.25% and letters of credit are at a rate of 5.25%.

As at March 31, 2021, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%. As at March 31, 2021, $227.2 million has been drawn against the facility, $41.7 million of letters of credit outstanding have been issued under the Canadian and U.S. facilities and $57.7 million of Letters of Credit are outstanding under the LC Facility.

As a result of the CCAA filing, the Credit Facility has been reclassified to short-term reflecting the potential acceleration of the debt allowed under the Credit Facility. Additionally, all deferred debt issue costs have been accelerated in the year ended March 31, 2021 to reflect the current classification and presented in reorganization costs in the Consolidated Statement of Loss.

ANNUAL REPORT 2021 | JUST ENERGY	F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	As part of the September Recapitalization, Just Energy issued a USD $205.9 million principal note (the “Term Loan”) maturing on March 31, 2024. The note bears interest at 10.25%. The balance at March 31, 2021 includes an accrual of $13.9 million for interest payable on the notes. As a result of the CCAA filing, the Company is in default under the Term Loan, as described below. However, any potential actions by the lenders under the Term Loan have been stayed pursuant to the Court Order, and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Term Loan has been classified as current. As a result, the prepayment fee has been accelerated and accrued and is presented in the Reorganization cost on the Consolidated Statements of Loss.

(e)	As part of the September Recapitalization, Just Energy issued $15 million principal amount of 7.0% subordinated notes (“Note Indenture”) to holders of the subordinated convertible debentures, which has a six-year maturity. The Note Indenture bears an annual interest rate of 7.0% payable in kind. The balance at March 31, 2021 includes an accrual of $0.4 million for interest payable on the notes. The Note Indenture had a principal amount of $15 million as at September 28, 2020, which was reduced to $13.2 million through a tender offer for no consideration on October 19, 2020. As a result of the CCAA filing, the Company is in default under the Note Indenture’s Trust Indenture agreement. However, any potential actions by the lenders under the Note Indenture have been stayed pursuant to the Court Order and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Note Indenture has been classified as current. Additionally, all deferred debt issue costs have been accelerated to the year ended March 31, 2021 to reflect the current classification and presented in reorganization costs in the Consolidated Statements of Loss.

(f)	As part of the September Recapitalization, the 8.75% loan was exchanged for its pro-rata share of the Term Loan and 786,982 common shares. At the time of the September Recapitalization, the 8.75% loan had USD$207.0 million outstanding plus accrued interest.

(g)	As part of the September Recapitalization, the 6.75% $100M convertible debentures were exchanged for 3,592,069 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.

(h)	As part of the September Recapitalization, the 6.75% $160M convertible debentures were exchanged for 5,747,310 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.

(i)	As part of the September Recapitalization, the 6.5% convertible bonds were exchanged for its pro-rata share of the Term Loan and 35,737 common shares. At the time of the September Recapitalization, $9.2 million of the 6.5% convertible bonds were outstanding plus accrued interest.

(j)	Supplier finance and other costs for the year ended March 31, 2021 primarily consist of charges for extended payment terms. An amount of $3.0 million was accrued but not paid as at March 31, 2021 (March 31, 2020 — $0.7 million).

16.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Mass Market (formerly called Consumer) and the Commercial segments.

The chief operating decision-maker monitors the operational results of the Mass Market and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as Base EBITDA, Base gross margin and Embedded gross margin as defined in the Company’s Management Discussion and Analysis.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions such as Human Resources, Finance and Information Technology.

F-31	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2021:

	Mass Market	Commercial	Corporate and shared services	Consolidated
Sales	$1,530,617	$1,209,420	$—	$2,740,037
Cost of goods sold	2,915,079	1,597,087	—	4,512,166
Gross margin	(1,384,462)	(387,667)	—	(1,772,129)
Depreciation and amortization	20,342	3,587	—	23,929
Administrative expenses	35,403	16,673	90,315	142,391
Selling and marketing expenses	107,932	71,589	—	179,521
Other operating expenses	29,898	10,854	—	40,752
Segment loss	$(1,578,037)	$(490,370)	$(90,315)	$(2,158,722)
Finance costs				(86,620)
Restructuring costs				(7,118)
Gain on September Recapitalization transaction, net				51,360
Unrealized gain on derivative instruments and other				83,499
Realized gain on derivative instruments				1,877,339
Impairment of goodwill, intangible assets and other				(114,990)
Other expense, net				(1,951)
Reorganization costs				(43,245)
Provision for income taxes				(2,308)
Loss from continuing operations				(402,756)
Profit from discontinued operations				468
Loss for the year				$(402,288)
Capital expenditures	$10,382	$1,173	$—	$11,555
As at March 31, 2021
Total goodwill	$163,770	$—	$—	$163,770

ANNUAL REPORT 2021 | JUST ENERGY	F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2020:

	Mass Market	Commercial	Corporate and shared services	Consolidated
Sales	$1,757,245	$1,396,407	$—	$3,153,652
Cost of goods sold	1,285,122	1,232,177	—	2,517,299
Gross margin	472,123	164,230	—	636,353
Depreciation and amortization	38,224	3,424	—	41,648
Administrative expenses	37,780	20,262	109,894	167,936
Selling and marketing expenses	141,548	79,272	—	220,820
Other operating expenses	84,271	8,029	—	92,300
Segment profit (loss)	$170,300	$53,243	$(109,894)	$113,649
Finance costs				(106,945)
Unrealized loss of derivative instruments and other				(213,417)
Realized gain of derivative instruments				(24,386)
Other income, net				32,660
Impairment of goodwill, intangible assets and other				(92,401)
Provision for income taxes				(7,393)
Loss from continuing operations				$(298,233)
Loss from discontinued operations				(11,426)
Loss for the year				(309,659)
Capital expenditures	$12,881	$1,171	$—	$14,052
As at March 31, 2020
Total goodwill	$172,429	$100,263	$—	$272,692

For the year ended March 31, 2019

			Corporate
	Mass Market	Commercial	and shared services	Consolidated
Sales	$2,010,054	$1,431,338	$—	$3,441,392
Cost of goods sold	1,523,090	1,239,731	—	2,762,821
Gross margin	486,964	191,607	—	678,571
Depreciation and amortization	24,906	2,289	—	27,195
Administrative expenses	42,573	32,377	90,378	165,328
Selling and marketing expenses	142,560	69,178	—	211,738
Restructuring costs	2,741	3,289	8,814	14,844
Other operating expenses	123,798	5,406	—	129,204
Segment profit (loss)	$150,386	$79,068	$(99,192)	$130,262
Finance costs				(87,779)
Unrealized loss on derivative instruments and other				(87,459)
Realized loss on derivative instruments				(83,776)
Other income, net				2,312
Provision for income taxes				(11,832)
Loss from continuing operations				$(138,272)
Loss from discontinued operations				(128,259)
Loss for the year				(266,531)
Capital expenditures	$39,474	$4,068	$—	$43,542
As at March 31, 2019
Total goodwill	$181,358	$158,563	$—	$339,921

F-33	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sales from external customers

The revenue is based on the location of the customer.

	For the year ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2019
Canada	$303,666	$509,910	$613,944
U.S.	2,436,371	2,643,742	2,827,448
Total	$2,740,037	$3,153,652	$3,441,392

Non-current assets

Non-current assets by geographic segment consist of property and equipment, goodwill and intangible assets and are summarized as follows:

	As at March 31, 2021	As at March 31, 2020
Canada	$178,802	$233,678
U.S.	73,518	166,074
Total	$252,320	$399,752

17.	INCOME TAXES

(a)	Tax expense

	For the year ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2019
Current tax expense	$2,688	$7,047	$7,622
Deferred tax expense (benefit)
Origination and reversal of temporary differences	$(102,712)	$(90,459)	$(35,825)
Expense arising from previously unrecognized tax loss or temporary difference	102,332	90,805	40,035
Deferred (benefit) tax expense	(380)	346	4,210
Provision for income taxes	$2,308	$7,393	$11,832

(b)	Reconciliation of the effective tax rate

	For the year ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2019
Loss before income taxes	$(400,448)	$(290,840)	$(126,440)
Combined statutory Canadian federal and provincial income tax rate	26.50%	26.50%	26.50%
Income tax recovery based on statutory rate	$(106,119)	$(77,073)	$(33,507)
Increase (decrease) in income taxes resulting from:
Expense of mark to market loss and other temporary differences not recognized	$102,332	$90,805	$40,035
Variance between combined Canadian tax rate and the tax rate applicable to foreign earnings	(5,589)	(5,554)	(3,841)
Other permanent items	11,684	(785)	9,145
Total provision for income taxes	$2,308	$7,393	$11,832

ANNUAL REPORT 2021 | JUST ENERGY	F-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Recognized net deferred income tax assets and liabilities

Recognized net deferred income tax assets and liabilities are attributed to the following:

	As at March 31, 2021	As at March 31, 2020
Tax losses and excess of tax basis over book basis	$15,005	$23,191
Total deferred income tax assets	15,005	23,191
Offset of deferred income taxes	(14,010)	(22,550)
Net deferred income tax assets	$995	$641
Book to tax differences on other assets	(14,010)	(18,367)
Convertible debentures	—	(4,183)
Total deferred income tax liabilities	(14,010)	(22,550)
Offset of deferred income taxes	14,010	22,550
Net deferred income tax liabilities	$—	$—

(d)	Movement in deferred income tax balances

	As at April 1, 2020	Recognized in Consolidated Statements of Loss	Recognized in OCI	As at March 31, 2021
Book to tax differences	$4,824	$(3,803)	(26)	$995
Convertible debentures	(4,183)	4,183	—	—
	$641	$380	$(26)	$995

	As at April 1, 2019	Recognized in Consolidated Statements of Loss	Recognized in OCI	As at March 31, 2020
Partnership income deferred for tax	$(3,542)	$3,542	$—	$—
Book to tax differences	27,316	(23,364)	872	4,824
Mark to market (gains) losses on derivative instruments	(17,586)	17,586	—	—
Convertible debentures	(6,073)	1,890	—	(4,183)
	$115	$(346)	$872	$641

(e)	Unrecognized deferred income tax assets

Deferred income tax assets not reflected as at March 31 are as follows:

	2021	2020
Mark to market losses on derivative instruments	$13,088	$31,897
Excess of tax over book basis	71,954	47,038

The Company has tax losses of $697.3 million (2020 — $381 million) available for carryforward (recognized and unrecognized), which are set to expire starting 2028 until 2041. Certain U.S. tax losses are subject to annual limitation under Section 382. To the extent there is insufficient taxable income during the carryforward periods, such losses may expire unused.

F-35	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

(a)	Details of issued and outstanding shareholders’ capital are as follows:

	As at March 31, 2021		As at March 31, 2020
	Shares	Amount	Shares	Amount
Common shares:
Issued and outstanding
Balance, beginning of year	4,594,371	$1,099,864	4,533,211	$1,088,538
Share-based awards exercised	91,854	929	61,160	11,326
Issuance of shares due to September Recapitalization	43,392,412	438,642	—	—
Issuance cost	—	(1,572)	—	—
Balance, end of year	48,078,637	$1,537,863	4,594,371	$1,099,864
Preferred shares:
Balance, beginning of year	4,662,165	$146,965	4,662,165	$146,965
Exchanged to common shares	(4,662,165)	(146,965)	—	—
Balance, end of year	—	$—	4,662,165	$146,965
Shareholders’ capital	48,078,637	$1,537,863	9,256,536	$1,246,829

Just Energy defines capital as shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility by:

(i)	Enabling it to operate efficiently; and
(ii)	Providing liquidity and access to capital for growth opportunities;

Just Energy manages the capital structure and adjusts to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable and profitable growth. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its long-term debts. However, due to the CCAA filing, these covenants have been stayed as at March 31, 2021.

(b)	Dividends

In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares. For the year ended March 31, 2021, dividends of $nil (2020 — $0.125) per common share were declared by Just Energy. These dividends amounted to $18.7 million for the year ended March 31, 2020. Because of the dividend suspension, distributions related to the dividends also ceased.

As a result of the September Recapitalization, the preferred shares were exchanged for common shares and there were no dividends for the year ended March 31, 2021. For the year ended March 31, 2020, dividends of USD$1.0625 per preferred share were declared by Just Energy in the amount of $6.6 million.

(c)	September Recapitalization

On September 28, 2020, the Company completed the September Recapitalization. The September Recapitalization was undertaken through a plan of arrangement under the CBCA and included:

•	The consolidation of the Company’s common shares on a 1-for-33 basis;

•	Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures for common shares and the Note Indenture, as described in note 15(e), 15(g) and 15(h). The Note Indenture had a principal amount of $15 million as at September 28, 2020, which was reduced to $13.2 million through a tender offer for no consideration on October 19, 2020;

•	Extension of $335 million of the Company’s senior secured credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•	Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 were exchanged for the Term Loan and common shares as described in note 15(f), with interest on the new Term Loan to be initially paid in kind until certain financial measures are achieved;

•	Exchange of all of the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares for 1,556,563 common shares;

ANNUAL REPORT 2021 | JUST ENERGY	F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Accrued and unpaid interest paid in cash on the subordinated convertible debentures until September 28, 2020;

•	The payment of certain expenses of the ad hoc group of convertible debenture holders;

•	The entitlement of holders of Just Energy’s existing 8.75% loan, 6.5% convertible bonds, the subordinated convertible debentures, preferred shares and common shares as of July 23, 2020 to subscribe for post-consolidation common shares at a price per share of $3.412, with subscriptions totaling 15,174,950 common shares resulting in cash proceeds for Just Energy of approximately $51.8 million;

•	Pursuant to the previously announced backstop commitments, the acquisition of 14,137,580 common shares by the backstop parties, on a post-consolidation basis resulting in cash proceeds for Just Energy of approximately $48.2 million, for total aggregate proceeds from the equity subscription option of approximately $100.0 million;

•	The issuance of 1,075,615 of common shares amounting to $3.67 million by way of an additional private placement to the Company’s 8.75% term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering;

•	The settlement of litigation related to the 2018 acquisition of Filter Group Inc. pursuant to which shareholders of the Filter Group received an aggregate of $1.8 million in cash and 429,958 common shares; and

•	The implementation of a new management equity incentive plan as described in Note 19.

The September Recapitalization resulted in total net gain of $51.4 million for the year ended March 31, 2021. The net gain reported in the Consolidated Statements of Loss is made up of the gain of $78.8 million related to reduction in debt, partially offset by $27.4 million of expense incurred in relation to the September Recapitalization.

The September Recapitalization did not result in tax expense or cash taxes since any debt forgiveness resulting from the exchange of the convertible debentures was fully reduced by operating and capital losses previously not used.

19.	SHARE-BASED COMPENSATION PLANS

On September 28, 2020, the Board of Directors of Just Energy approved a new compensation plan referred to as the Just Energy Group Inc., 2020 Equity Compensation Plan (“Equity Plan”). The Equity Plan includes options, RSUs, DSUs and PSUs.

“Under the Equity Plan, the Company is required to reserve a certain number of (i) options issuable and (ii) other securities issuable under the Plan. The Equity Plan includes a 5% cap on the total number of equity-based securities that can be issued (5% of the issued and outstanding common shares). Accordingly, there is a separate record for options and a separate record for all the other securities (RSUs, DSUs, PSUs) for TSX purposes. Amounts reserved for the various security types can be amended at any time. The 2020 Equity Compensation Plan was amended on June 25, 2021 to comply with the requirements of the TSX Venture Exchange. In addition to a number of non-material changes, the maximum number of common shares that may be issued pursuant to Awards (as defined in the 2020 Equity Compensation Plan) under the Plan that are not options is limited to a maximum of 2,403,931 common shares.”

(a)	Equity Plan

Under the Equity Plan, 650,000 options were issued to management on October 12, 2020 with an exercise price of $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 or the five-day volume weighted trading price as of October 9, 2020. The estimated market price of the options was $5.70 based on the Black-Scholes option pricing model.

The options vest over a three-year period and the option value is being amortized as share-based compensation over the vesting period of the options.

(b)	Restricted Share Units

Under the Equity Plan, 23,513 RSUs were granted to one employee based on the five-day volume weighted trading price as of October 9, 2020 of $8.37 with vesting date of December 1, 2020. All 23,513 RSU’s vested and 16,541 shares were issued and the remaining 6,972 RSU’s were canceled for tax withholding.

(c)	Deferred Share Units

Under the Equity Plan, 190,983 DSUs were granted to company directors in lieu of materially all their annual cash retainers based on the 5-day volume weighted trading price as of October 9, 2020 of $8.37. These units were vested immediately on October 12, 2020 and expensed in the current year. There were an additional 4,054 DSUs issued on February 3, 2021.

(d)	Performance Share Units

The Equity Plan also includes the issuance of PSUs. The Board of Directors, in its sole discretion, determines the performance period applicable to each grant of PSUs at the time of such grant. Unless otherwise specified by the Board of Directors, the performance period applicable to a grant of a period is 36 months starting on the first day and ending on the last day of the Company’s fiscal year.

As at March 31, 2021, no PSUs were granted to any employees.

F-37	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pre-September Recapitalization stock-based compensation plan

Just Energy granted awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full- time employees and service providers (non-employees) of Just Energy and its subsidiaries and affiliates. The Company’s previous stock-based compensation plan grants awarded under the 2010 RSGs Plan (formerly the 2004 unit appreciation rights) were in the form of fully paid RSGs to senior officers, employees and service providers of its subsidiaries and affiliates. The previous plan also granted awards under the 2013 performance bonus incentive plan in the form of fully paid performance bonus grants to senior officers, employees, consultants and service providers of its subsidiaries and affiliates. Additionally, the previous plan granted awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred unit grants) to all independent directors on the basis that each director was required to annually receive 15% of their compensation entitlement in deferred share grants.. As a result of the September Recapitalization, all existing restricted share grants, performance bonus grants, and deferred share grants have been exercised and/or cancelled.

20.	OTHER EXPENSES

(a)	Other operating expenses

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Amortization of intangible assets	$16,166	$27,997	$22,680
Depreciation of property and equipment	7,763	13,651	4,515
Bad debt expense	34,260	80,050	123,288
Share-based compensation	6,492	12,250	5,916
	$64,681	$133,948	$156,399

(b)	Employee expenses

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Wages, salaries and commissions	$159,386	$211,457	$233,575
Benefits	14,652	22,218	22,315
	$174,038	$233,675	$255,890

Employee expenses of $64.2 million and $109.8 million are included in administrative expense and selling and marketing expenses, respectively, in the fiscal 2021 Consolidated Statements of Loss. Corresponding amounts of $80.3 million and $153.4 million, respectively, are reflected in the comparable year in fiscal 2020 and $93.8 million and $162.1 million, respectively, are reflected in the comparable year in fiscal 2019.

21.	PROVISIONS

	Year ended March 31, 2021	Year ended March 31, 2020
Balance, beginning of the year	$1,529	$7,205
Provisions recorded	6,643	950
Provisions utilized	(1,867)	(6,038)
Liabilities related to assets held for sale	—	(195)
Foreign exchange impact	481	(393)
Balance, end of the year	$6,786	$1,529

22.	RESTRUCTURING COSTS

For the year ended March 31, 2021, the Company incurred $7.1 million in restructuring costs in relation to the September 2020 restructuring of its senior management. These costs include management costs, structural reorganization and employee- related costs. Approximately $2.5 million of this remains unpaid as at March 31, 2021 which is subject to compromise as described in Note 1.

23.	REORGANIZATION COSTS

For the year ended March 31, 2021, the Company incurred reorganization costs related to CCAA and Bankruptcy under Chapter 15 proceedings. These costs include legal and professional charges of $9.3 million incurred to obtain professional services for the proceedings. In addition, $33.9 million in the charges associated with early termination of certain agreeements allowed by the CCAA filing and the acceleration of deferred financing costs and other fees for the long-term debt subject to compromise and certain other related costs.

ANNUAL REPORT 2021 | JUST ENERGY	F-38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	LOSS PER SHARE

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
BASIC LOSS PER SHARE
Loss from continuing operations available to shareholders	$(402,756)	$(298,233)	$(138,272)
Loss for the year available to shareholders	(402,288)	(309,659)	(138,272)
Basic weighted average shares outstanding[2]	34,125,199	9,856,639	9,732,966
Basic loss per share from continuing operations available to shareholders	$(11.80)	$(30.26)	$(14.21)
Basic loss per share available to shareholders	$(11.79)	$(31.42)	$(27.39)
DILUTED LOSS PER SHARE
Loss from continuing operations available to shareholders	$(402,756)	$(298,233)	$(138,272)
Adjusted loss for the year available to shareholders	$(402,288)	$(298,233)	$(138,272)
Basic weighted average shares outstanding	34,125,199	9,856,639	9,732,966
Dilutive effect of:
Restricted share and performance bonus grants	38,990 [1]	80,761 [1]	73,030 [1]
Deferred share grants	6,437 [1]	8,841 [1]	4,331 [1]
Restricted share units	4,252 [1]	—	—
Deferred share units	87,926 [1]	—	—
Options	305,357 [1]	—	—
Shares outstanding on a diluted basis	34,568,161 [1]	9,946,241	9,810,327
Diluted loss from continuing operations per share available to shareholders	$(11.80)	$(30.26)	$(14.21)
Diluted loss per share available to shareholders	$(11.79)	$(31.42)	$(27.39)

1	The assumed settlement of shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted loss per share.

2	The shares have been adjusted to reflect the share consolidation due to the September Recapitalization.

25.	DISCONTINUED OPERATIONS

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. In November 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited and completed the Ireland sale in February 2020. In April 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal. As at March 31, 2021, the remaining operations were classified as discontinued operations.

In March 2021, the Company commenced insolvency proceedings for its German operations and is expected to be liquidated within the next 12 months. The tax impact on the discontinued operations is minimal.

In November 2020, Just Energy sold EdgePower Inc., resulting in a gain of $1.5 million and the results of which have been included in profit (loss) after tax from discontinued operations in the Consolidated Statements of Loss.

F-39	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets, and liabilities associated with assets, classified as held for sale were as follows:

	As at March 31, 2021	As at March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$—	$898
Current trade and other receivables, net	—	4,978
Income taxes recoverable	—	12
Other current assets	—	1,140
	—	7,028
Non-current assets
Property and equipment	—	38
Intangible assets	—	545
ASSETS CLASSIFIED AS HELD FOR SALE	$—	$7,611
Liabilities
Current liabilities
Trade and other payables	$—	$4,823
Deferred revenue	—	83
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	$—	$4,906

26.	COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:

As at March 31, 2021

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$1,339,637	$960,907	$183,269	$48,057	$2,531,870

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and six years. Eight office leases, with a net balance of $1.3 million, were terminated subsequent to the CCAA in April 2021. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

(a)	Surety bonds and letters of credit

Pursuant to separate arrangements with various insurance companies. Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2021 were $46.3 million. As at March 31, 2021, $46.1 million were backed by either cash collateral or letters of credit, which are included below.

As at March 31, 2021, Just Energy had total letters of credit outstanding in the amount of $99.4 million (Note 15(c)).

(b)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions and is entitled to a Priority Charge under the Court Order in CCAA proceedings. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

ANNUAL REPORT 2021 | JUST ENERGY	F-40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulation or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $77.6 million and are subject to compromise under the CCAA.

(d)	Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the material adverse financial impact of the Weather Event.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court (the “Ohio Court”) claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Ohio Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Ohio Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018 and provided a bond to the Ohio Court to cover the potential damages. On August 31, 2020, the Appeals Court denied the appeal in a 2-1 decision. On February 2, 2021, Just Energy filed a petition for certiorari seeking the United States Supreme Court (the “Supreme Court”) review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. On June 7, 2021, the Supreme Court denied Just Energy’s petition for certiorari. The Company accrued approximately $5.7 million in the last quarter of fiscal 2021 in connection with this matter and expects to make this payment promptly.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

F-41	JUST ENERGY | ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

Pacific Investment Management Company (“PIMCO”), through certain affiliates, became a 28.9% shareholder of the Company as part of the September Recapitalization. On March 9, 2021, certain PIMCO affiliates entered into a term sheet (the “DIP Agreement”) with the Company to make the DIP Facility for USD $125 million as described in note 15(a).

Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and consist of the Executive Chair, the Chief Executive Officer and the Chief Financial Officers.

	March 31, 2021	March 31, 2020	March 31, 2019
Salaries and benefits	$3,817	$2,334	$2,493
Share-based compensation expense, net	1,539	625	1,163
	$5,356	$2,959	$3,656

28.	SUPPLEMENTAL CASH FLOW INFORMATION

(a) Net change in working capital

	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019
Accounts receivable and unbilled revenue, net	$120,870	$33,839	$(35,427)
Gas in storage	3,185	(3,234)	(601)
Prepaid expenses and deposits	56,585	(89,087)	(128,911)
Provisions	6,145	(4,607)	4,309
Trade and other payables	(289,543)	107,083	179,144
	$(102,758)	$43,994	$18,514

29.	SUBSEQUENT EVENTS

On June 16, 2021 Texas House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event through certain securitization structures, became law in Texas. HB 4492 addresses securitization of (i) ancillary service charges above USD$9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy (collectively, the “Costs”).

HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load-serving entities, including Just Energy. The timing of any such request by ERCOT, the details of the financing mechanism and the process to apply for recovery of the Costs are undetermined at the time of this filing. The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will recover approximately USD $100 million of Costs. The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs.

ANNUAL REPORT 2021 | JUST ENERGY	F-42

ITEM 19.      EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Articles of Arrangement, dated January 1, 2011 (incorporated herein by reference to Exhibit 2 to theRegistration Statement on Form 8-A filed by Just Energy Group Inc. on February 8, 2017, File No. 001-35400).
1.2	Articles of Amendment, dated February 6, 2017 (incorporated herein by reference to Exhibit 3 to theRegistration Statement on Form 8-A filed by Just Energy Group Inc. on February 8, 2017, File No. 001-35400).
1.3	General By-Law, By-Law No. 1, dated May 21, 2010 (incorporated herein by reference to Exhibit 4 to the Registration Statement on Form 8-A filed by Just Energy Group Inc. on February 8, 2017, File No. 001-35400).
2.1*	Form of Share Certificate for Common Shares.
2.2	Description of Common Shares, incorporated by reference to the Annual Report on Form 40-F for the fiscal year ended March 31, 2020, filed with the SEC on July 9, 2020.
4.1	Investor Rights Agreement, dated September 28, 2020, between Just Energy Group Inc. and the parties named therein (incorporated herein by reference to Exhibit 99.3 to the Form 6-K filed by Just Energy Group Inc. on October 1, 2020, File No. 001-35400).
4.2	Trust Indenture, dated September 28, 2020, between Just Energy Group Inc. and Computershare Trust Company of Canada (incorporated herein by reference to Exhibit 99.4 to the Form 6-K filed by Just Energy Group Inc. on October 1, 2020, File No. 001-35400).
4.3	First Amended and Restated Loan Agreement, dated September 28, 2020, among, inter alios, Just Energy Group Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.5 of Form 6-K (file number 001-35400) filed with the SEC on October 1, 2020).
4.4	Ninth Amended and Restated Credit Agreement, dated September 28, 2020, among, inter alios, Just Energy Ontario L.P., Just Energy (U.S.) Corp. and National Bank of Canada (incorporated by reference to Exhibit 99.6 of Form 6-K (file number 001-35400) filed with the SEC on October 1, 2020).
4.5	Accommodation and Support Agreement, dated March 18, 2021, among, inter alios, Just Energy Ontario L.P., Just Energy (U.S.) Corp., Just Energy Group Inc., and National Bank of Canada.
8.1*	Subsidiaries of Just Energy Group Inc.
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young LLP.
15.2*	Base EBITDA Reconciliation to Annual Financial Statements

*       Filed herewith

**     Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JUST ENERGY GROUP INC.

By:	/s/ Michael Carter
Michael Carter
Chief Financial Officer

Date: June 28, 2021